2024

ANNUAL REPORT



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**Dear Stockholders, Customers, Partners, and Employees:**

2024 was a year of transformative progress for PROS. Our team delivered strong results—growing subscription revenue by 14%, total revenue by 9%, and adjusted EBITDA by 400% year-over-year. We expanded our free cash flow margin by four percentage points to 8% in 2024. We guided to a Rule of 17 in 2024 and achieved it, staying focused on our long-term objective of becoming a Rule of 40 company.

Our results reflect our team's execution and our continued momentum as a market leader, setting a solid foundation for sustained growth in 2025 and beyond. Our AI-driven approach, relentless focus on innovation, and our land, realize, and expand strategy continue to drive our success.

We have always embraced the power of AI. In 2024, we elevated our approach by making AI an even stronger pillar of our strategy, embedding it deeper into our operations and driving impact across our business. From accelerating product development to automating key commercial processes and streamlining project delivery, our AI-driven initiatives produced tangible results.

We achieved non-GAAP subscription gross margin of 81% in Q4—a record high for PROS as a SaaS business—while processing 4.4 trillion transactions on our platform in 2024, a 29% year-over-year increase. These results are an incredible testament to how we are driving efficient growth as we scale.

For the third consecutive year, our team delivered double-digit improvements in customer time-to-value, bringing the incredible value proposition of the PROS Platform to life with greater speed than ever.

We also continued to set the pace of innovation in our markets, releasing over 560 new features in 2024, including new solutions such as Smart Rebate Management, agentic AI innovations such as Dynamic Ancillary Pricing, and Fare Finder Genie, an AI-powered travel agent revolutionizing how airlines personalize offers.

Our innovation leadership continues to be recognized by the market, with PROS now holding a Leader ranking from every major industry analyst evaluation specific to our solutions. This includes PROS being once again named a Leader in Gartner's Magic Quadrant for CPQ Applications, making one of the most significant upward moves and achieving our highest leadership ranking in the evaluation to date. We also earned Leader status in IDC's MarketScape for Worldwide CPQ Applications and won the IDC 2024 CX CPQ Customer Satisfaction Award—further validating our commitment to delivering unmatched customer value.

Our incredible global team is the foundation of our success, living our values of ownership, innovation, and care. I am proud of their unwavering dedication to our mission of helping people and companies outperform.

With our team, platform, and strategy, we are well-positioned to capitalize on the significant market opportunity ahead. I am more excited than ever for the future of PROS.

Thank you for your ongoing support.

*Andres Reiner*

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934**

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Filed by the Registrant  ☑          Filed by a Party other than the Registrant  ☐

***Check the appropriate box:***

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☑     Definitive Proxy Statement

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☐     Soliciting Material under §240.14a-12



# PROS HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

**Payment of Filing Fee (Check all boxes that apply):**

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# Voting

**Please vote your shares promptly to ensure a quorum at the meeting.** You may vote online prior to the meeting by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability of Proxy Materials, or, if you requested printed copies of the proxy materials, by phone or by mail. You may also vote during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PRO2025, entering the control number and following the instructions. For more detailed information, see the section entitled *Voting Instructions.*

# Attending the Annual Meeting

Our 2025 annual meeting of stockholders (Annual Meeting) will be held in a virtual format to permit all stockholders equal access to the Annual Meeting.

To participate in the Annual Meeting, please follow the instructions posted at:

**www.virtualshareholdermeeting.com/PRO2025**

Online access to the meeting platform will begin 30 minutes prior to the meeting, which will begin promptly at:

**8:00 a.m. Central Daylight Time on May 8, 2025**

If you want to ask a question before the meeting, then beginning on April 8, 2025 and ending at 11:59 p.m. Eastern Time on April 22, 2025, you may log into proxyvote.com and enter your 16-digit control number. Questions pertinent to meeting matters which are submitted in advance will be answered during the Annual Meeting, subject to time constraints.

If you want to submit your question during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/PRO2025, type your question into the "**Ask a Question**" field, and click "**Submit**." Questions pertinent to meeting matters that are submitted during the meeting will be answered during the Annual Meeting. You do not need to attend the Annual Meeting to vote.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance either online or as detailed under *Voting Instructions* in this Proxy Statement.

_____

In this Proxy Statement, the terms "PROS," the "Company," "we," "us" and "our" refer to PROS Holdings, Inc. together with its consolidated subsidiaries. This Proxy Statement includes website addresses and references to additional materials found on those websites. These websites are not incorporated in this Proxy Statement by reference.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our ESG goals and strategies. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks and uncertainties that are discussed in our most recently filed periodic reports on *2024 10-K* and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) instead of a paper copy of this proxy statement (Proxy Statement) and our Annual Report to Stockholders for the Year Ended December 31, 2024 (2024 Annual Report). The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy. These materials were first sent or made available to stockholders on March 28, 2025.



# PROS HOLDINGS, INC.

## Notice of 2025 Annual Meeting of Stockholders

| **Date and Time** | **Virtual Meeting Site** |
|---|---|
| May 8, 2025 - 8:00 A.M. Central Time | www.virtualshareholdermeeting.com/PRO2025 |

### Who Can Vote

Shareholders of record at the close of business on March 12, 2025

(Record Date)

### Items of Business and Board Voting Recommendation

| | | |
|---|---|---|
| 1 | Elect two Class III directors (Catherine Lesjak and John Strosahl) and one Class I director (Andres Reiner) to the board of directors of PROS Holdings, Inc. (Board of Directors or Board), with the Class III directors to serve a three-year term until the annual meeting of our stockholders to be held in the year 2028 (2028 Annual Meeting) and the Class I director to serve a one-year term until the annual meeting of our stockholders to be held in the year 2026 (2026 Annual Meeting); | **FOR** each of the nominees |
| 2 | Advisory vote on named executive officer compensation; | **FOR** |
| 3 | Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; | **FOR** |
| 4 | Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025; | **FOR** |

and other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

/s/ Damian Olthoff

Damian Olthoff

General Counsel and Secretary
Houston, Texas
March 28, 2025

---

### Your vote is important.  Please vote.

---

The Notice of Meeting, Proxy Statement and 2025 Annual Report
are available free of charge at proxyvote.com and at ir.pros.com.

# TABLE OF CONTENTS

# PROS Values

At PROS, our mission is to help people and companies outperform. Our success isn't just about what we do—it's about who we are. Our people, culture, and values, embodied in our motto "We are Owners. We are Innovators. We Care.", drive everything we do. Our values define how we work, how we treat each other, and how we make decisions every day. They inspire us to take ownership, push the boundaries of innovation, and foster a culture of inclusion, care and belonging. We want every employee to feel proud—not only of the work they do but of the company they're part of. To learn more about our culture and values, visit ir.pros.com.

## We are Owners

At PROS, our people's success is our shared success. We take ownership of our work, our growth and the impact we make – both for our customers and each other. Every day, our employees work hard to deliver the best experience for our customers, and we are equally committed to creating the best employee experience for our people. We value every voice, fostering a culture of continuous learning through open feedback, teamwork and collaboration, and respect. We hold ourselves and each other accountable and embrace challenges as opportunities to learn and grow. PROS supports this mindset by providing opportunities for career development, leadership training, mentorship and engagement through employee resource groups and interest-based community circles.

## We are Innovators

The diversity of experience and thought that our employees' unique perspectives bring to the table not only foster an inclusive culture but are a central driver to our innovation and business success. We continue to be recognized by industry analysts and our customers for top products and innovation, including market leadership positions in the Gartner Magic Quadrant for CPQ, Forrester Wave for CPQ, IDC MarketScapes for CPQ and Price Optimization & Management, Constellation ShortLists for CPQ and Price Optimization, Nucleus Research Value Matrix for CPQ, Frost Radar for CPQ and G2 Grid Report for Pricing. PROS has the distinct honor of being the only company to currently be named a leader in all major CPQ and Pricing analyst evaluations in recent years.

## We Care

**About our Employees.** At PROS, people come first. We've built a culture where every person is encouraged to bring their authentic selves to work and feel they belong and are valued. We believe that fostering an inclusive environment—one that embraces diverse backgrounds, experiences and perspectives—is key to driving meaningful impact and helping our people reach their full potential. Caring is at the heart of everything we do. We champion belonging, prioritize wellbeing and invest in each other's success. Our teams support and lift each other up, sharing knowledge and making everyone around us better. Together, we're creating a workplace where our people can learn, grow and thrive. This commitment is reflected in our award-winning culture. We're proud to be a globally certified Great Place to Work®, and in 2024, recognized as US News Best Companies to Work For, US News Best in IT, Software and Services, US News Best Companies in the South and Gold level of the Cigna Healthy Workforce Designation™.

**About our Communities.** At PROS, we believe in giving back and making a meaningful impact in the communities where we live and work. Through our quarterly PROS Cares community initiatives, our people come together to support causes that foster inclusion, belonging and a shared sense of purpose—extending our culture of care beyond the workplace and into our communities. From addressing homelessness, education, and empowerment to supporting conservation, food insecurity, foster care, and neurodiversity, we are committed to making a difference.

**About our World.** At PROS, success isn't just measured in financial performance—it's defined by the lasting impact we make on the world around us. We are committed to driving meaningful change through sustainability initiatives that benefit both people and the planet. We take an active approach to reducing our environmental footprint, focusing on energy efficiency and waste management across our operations—including the PROS Platform and our corporate facilities. Through continuous innovation and responsible practices, we strive to create a more sustainable future, ensuring that our growth benefits not just our business, but our communities and the world we share.

## Our Commitment to Transparency

Consistent with our values, we publicly release information about our business across a number of important topics*.

| ESG | Sustainability | Diversity & Inclusion |
|---|---|---|
| ir.pros.com/ESG | ir.pros.com | pros.com/about-pros/diversity-and-inclusion |

| Trust & Security | Human Rights | Privacy |
|---|---|---|
| pros.com/trust-security/ | ir.pros.com | ir.pros.com |

*Our goals are aspirational and may change. Statements regarding the Company are not guarantees or promises that they will be met. For more information regarding CSR and ESG at PROS, including our diversity and inclusion programs and metrics as well as our environmental stewardship activities, please visit ir.pros.com.

# Our Business

In 2024, PROS continued to solidify its position as a leader in the market through our relentless focus on AI innovation and customer success. We released over 560 new features across the PROS Platform, advancing our vision to optimize every shopping and selling experience. Beyond product innovation, we also innovated across our business to accelerate product development, automate commercial processes, and streamline project delivery. Our land, realize, expand strategy remained the foundation of our go-to-market approach, ensuring customer value realization drives our growth. These initiatives drove tangible results for our business.

In 2024, we grew subscription revenue by 14%, total revenue by 9%, and achieved significant profitability milestones. In 2024, we delivered subscription gross margin of 78% and non-GAAP subscription gross margin of 80%, a 195 basis point improvement over 2023 and a record high annual result for PROS as a SaaS business. We also improved our operating cash flow by 177% year-over-year, ultimately expanding our free cash flow margin by 4 percentage points, achieving 8% free cash flow margin for the year. We guided to a Rule of 17 (defined as our total revenue percentage growth rate plus our free cash flow margin as a percentage of total revenue) at the beginning of the year, and we achieved that goal, staying focused on our long-term goal of becoming a Rule of 40 company.

As we navigate the evolving market landscape, we will continue to leverage our strengths and adapt to new opportunities. Our mission is to help people and companies outperform, and we are committed to continuing to make a positive impact on our customers, employees, and stockholders. For more information on our financial performance, please see our Annual Report on Form 10-K for the year ending December 31, 2024 (2024 10-K).



## 2024 Highlights

| $330.4mm | 14% | 85% |
|---|---|---|
| **Total Revenue** | **Subscription Revenue Growth over 2023** | **Recurring Revenue as a % of Total Revenue** |
| 177% | 93%+ | 4.4T |
| **Operating Cash Flow Growth over 2023** | **Annual Customer Gross Revenue Retention** | **Transactions Processed, a nearly 30% increase over 2023** |

None of these accomplishments would have been possible without our dedicated team, inclusive culture, and strong values – We are Owners, We are Innovators, We Care – built into everything we do.

# CORPORATE GOVERNANCE

Our Board and corporate governance structure is designed to assure that the long-term interests of our stockholders are being served. To satisfy the Board's duties, directors are expected to take a proactive approach to overseeing our CEO and other senior management to ensure that PROS is committed to business success while maintaining high ethical standards.

## Board of Directors

Our Board oversees our CEO and other senior management to assure that the long-term interests of stockholders are being served. Our Board currently consists of 10 members, divided into three classes, with each class serving for a staggered three-year term. The term of office of one class of directors expires each year in rotation so that a portion of the Board are elected at each annual meeting. Our Board believes that our classified board structure aligns the Board with the Company's long-term interests and allows for stable and informed oversight, providing institutional perspective both to management and other directors. Our Board has adopted formal Corporate Governance Guidelines to ensure that it has the practices in place to review and evaluate our business operations as needed, to make decisions independent of our management, and to align the interests of directors and management with the interests of our stockholders.

In 2024, our Board met seven times and acted via unanimous written consent four times. Each current director who served as a director in 2024 attended all of the meetings of our Board and the Committees on which he or she served during 2024. The Board encourages all directors to attend annual meetings of the stockholders. All then incumbent directors attended the 2024 meeting of stockholders which was held virtually.

| 2024 Focus Areas | Typical Board Meeting Process | |
|---|---|---|
| ✓ Strategy | Before the meeting | Prep meetings with management, auditors and outside advisors |
| ✓ Executive Succession Planning | | |
| ✓ Business Performance | Day 1 | Board committee meetings and full Board meeting (including reports from each committee chair) |
| ✓ Investor Relations | | |
| ✓ Human Capital Management | | |
| ✓ Enterprise Risk Management | Day 2 | Full Board meeting, followed by an executive session |
| ✓ Cybersecurity | | |
| ✓ Corporate Development | After the meeting | Management follow up to discuss, respond to and execute on Board guidance and requests |
| ✓ Oversight of ESG efforts | | |

### Diverse Board Representation

| **40%** | **60%** | **60%** |
|---|---|---|
| Women | <5 years tenure | Women and/or ethnically diverse |

# Audit Committee

| Role | 2024 Focus Areas & Select Activities |
|---|---|
| Assists the Board in oversight and monitoring of:<br><br>• our accounting and financial reporting processes and the audits of our financial statements;<br><br>• our independent auditors, including their qualifications, engagement, performance and independence;<br><br>• the results of the annual audit and the independent auditor's review of our annual and quarterly financial statements and reports, including discussions with independent auditors without management present;<br><br>• press releases regarding our financial results and any other financial information and earnings guidance provided;<br><br>• matters that have a significant impact on our financial statements;<br><br>• the scope, adequacy and effectiveness of our internal control over financial reporting and disclosure controls;<br><br>• our internal auditors;<br><br>• tax matters and tax strategies;<br><br>• risk management, including financial accounting, investment, capital structure, tax and business continuity;<br><br>• cybersecurity risk management and resilience;<br><br>• procedures for employees to submit concerns anonymously regarding questionable accounting, internal control or auditing matters; and<br><br>• all material related-party transactions that require disclosure.<br><br>**Met 10 times and acted via unanimous written consent one time in 2024.** | ✓ Reviewing management's proposed public disclosures and investor communications and recommending enhancements<br>✓ Overseeing the detailed audit plan and auditor budget<br><br>✓ Monitoring critical accounting and financial reporting matters<br><br>✓ Reviewing annual internal control assessments with internal and external auditors<br><br>✓ Reviewing with management and external advisors the status of open tax matters and future tax strategies<br><br>✓ Reviewing with management the annual risk assessment<br><br>✓ Providing oversight of cybersecurity risk management and resilience |

# Compensation and Leadership Development (CLD) Committee

| Role | 2024 Focus Areas & Select Activities |
|---|---|
| Discharges the Board's responsibilities relating to the compensation and benefits for our executive officers and directors, including:<br><br>• reviewing and approving the compensation arrangements for our executive officers and directors;<br><br>• engaging with a third-party independent advisor to assist in evaluating our executive compensation program;<br><br>• reviewing and approving corporate performance goals and objectives relevant to such compensation;<br><br>• reviewing our compensation discussion and analysis and CLD Committee report required by the rules of the SEC;<br><br>• administering our equity incentive plans;<br><br>• providing oversight on the overall leadership development program throughout the Company; and<br><br>• overseeing succession planning for executive officers jointly with the NCG Committee.<br><br>**Met 7 times and acted via unanimous written consent five times in 2024.** | ✓ Human Capital Management<br><br>✓ Updating peer group and developing NEO compensation program for 2024<br><br>✓ Reviewing acquisition, retention and succession plans for critical talent<br><br>✓ Monitoring equity plan usage<br><br>✓ Administering the Company's equity plans,<br><br>✓ Approving compensation package for new Chief Revenue Officer<br><br>✓ Succession planning |

For more information regarding the roles of the CLD Committee, our independent compensation consultant, our CEO and stockholders with respect to executive compensation and other compensation matters, please see *Compensation Discussion and Analysis.*

# Nominating and Corporate Governance (NCG) Committee

| Role | 2024 Focus Areas & Select Activities |
|---|---|
| Assists the Board in: <br><br> • establishing the criteria for recommending which directors should stand for reelection to our Board and the qualifications of prospective new Board candidates; <br><br> • identifying qualified candidates to become directors and considering the nomination of our incumbent directors for reelection; <br><br> • evaluating stockholder nominations of candidates for election to our Board; <br><br> • reviewing our general policy relating to selection of director candidates and members of committees of our Board, including an assessment of the performance of our Board; <br><br> • reviewing and making recommendations to our Board regarding corporate governance principles and policies; <br><br> • reviewing periodically our environmental and corporate social responsibility policies and practices; and <br><br> • overseeing succession planning for executive officers jointly with the CLD Committee. | ✓ Adding two new independent directors <br><br> ✓ Reviewing director Committee assignments and Committee leadership <br><br> ✓ Overseeing annual performance evaluation of Board, Committees and individual directors <br><br> ✓ Reviewing Code of Conduct, Governance Guidelines and Bylaws |

**Met 4 times and acted via unanimous written consent two times in 2024**.

Although the NCG Committee has not formulated any specific minimum qualifications for director candidates, it has determined desirable characteristics including, but not limited to, business experience, mature judgment, leadership, personal and professional ethics, diversity and integrity. We do not have a formal policy with respect to consideration of diversity in identifying director nominees; however, in the process of selecting a director nominee, the NCG Committee assesses backgrounds, diversity and expected contributions of the individuals to the Board.

# Board of Directors and Committee Composition

The Board is led by our independent non-executive chairman, Mr. Russell. The Board's current preferred governance structure is to have an independent director serve as chairman. We believe the current structure provides strong leadership for our Board and ensures independent oversight over the Company, while also positioning our Chief Executive Officer (CEO) as the leader of the Company. The Board has determined that all directors, other than Mr. Reiner, are independent under NYSE listing standards and federal securities laws as of December 31, 2024. All Board committees are comprised entirely of independent directors.

The Board has standing Audit, CLD and NCG Committees. Each Committee has a written charter, which can be found under the *Investor Relations* section of our website at ir.pros.com. Our Board has determined that each member of the Audit Committee qualifies as "financially literate" within the rules of the NYSE and that four members of the Audit Committee, Mses. Lesjak and Biry and Messrs. Petersen and Williams, qualify as an Audit Committee financial expert within the meaning of the SEC regulations. Each member of our CLD Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code (Code). The current composition of the Board and its committees is as follows:

| Name | AC | CLD | NCG | Independent | Director Since | Other Public Company Boards |
|---|---|---|---|---|---|---|
| William Russell <br> *Non-Executive Chairman* | | M | C | ✓ | 2008 | accesso |
| Andres D. Reiner <br> *President & CEO* | | | | | 2010 | Paylocity |
| Jennifer Biry | M | | | ✓ | 2024 | — |
| Raja Hammoud | M | | | ✓ | 2020 | — |
| Leland Jourdan | | M | | ✓ | 2021 | — |
| Catherine Lesjak | C | | M | ✓ | 2020 | GE Aerospace; GE HealthCare |
| Katie May | | | | ✓ | 2025 | Nature's Sunshine |
| Greg B. Petersen | M | C | | ✓ | 2007 | Plus Therapeutics |
| John Strosahl | | | | ✓ | 2024 | Jamf |
| Timothy V. Williams | M | | M | ✓ | 2007 | — |
| C = Committee Chair; M = Committee Member | | | | | | |

# Corporate Governance Practices

The Board of Directors has adopted corporate practices and policies that promote excellence in corporate governance. Our corporate governance practices are designed to assure that the long-term interests of stockholders are being served. Key corporate governance policies and practices include:

| | |
|---|---|
| **Independent Oversight** | • All non-employee directors are independent. |
| | • All Board committees are comprised entirely of independent directors. |
| | • Our Board holds regular executive sessions of independent directors. |
| | • Our Board has an independent non-executive Chairman. |
| | • Charters of each of the committees of the Board clearly establish the committees' respective roles and responsibilities. |
| **Stock Ownership Guidelines** | • Strong ownership guidelines for directors and NEOs. See *Accountability* below. |
| **Accountability** | • Clawback policy that applies to all incentive-based compensation, whether cash or equity.  In addition, our stock plan has a clawback provision that applies to all equity awards (including time-based and performance-based equity awards). |
| | • Anti-hedging, anti-short and anti-pledging policies, applicable to all directors and employees. |
| | • Our director resignation policy requires director nominees who do not receive at least 50% of the stockholder votes "for" re-election to tender their resignation. |
| | • Directors may not serve on more than four other public company boards; directors who serve as CEOs should not serve on more than two other public company boards. |
| Ethics | • Code of Business Conduct and Ethics annually affirmed by all employees. |
| | • Reporting hotline available to all employees, and PROS Audit Committee has procedures in place for the anonymous submission of employee complaints. |
| Stockholder Communication | • We proactively engage with stockholders throughout each year, including at earnings conference calls, investor road shows and investor days, as well as at individual stockholder meetings. We also welcome stockholders to attend our annual OutPerform event for customers and prospects. |
| | • Annual "Say-on-Pay" advisory vote on our executive compensation program. |
| **Board Refreshment** | • 60% of the Board refreshed since 2020, including two new independent directors in 2024 and one new independent director in 2025. |
| **Board Performance Evaluations** | • Annual Board, committee and individual director performance evaluations, led by our non-executive Chairman. |
| **Diversity** | • 40% of our Board of Directors are women and 30% are from diverse ethnicities. |
| **Education** | • Directors regularly attend continuing education events related to board governance best practices, including conferences and webinars provided by the NYSE, NACD and Equilar, among others. |
| **Succession Planning** | • Annual review of executive succession planning. |

More information regarding our corporate governance is available under the Investor Relations section of our website at ir.pros.com, which also includes our corporate governance policies, our Code of Business Conduct and Ethics, and the charter for each committee of the Board.

## Risk Management

The Board oversees our risk management process and programs. Management reviews the process, including identification of key risks and steps taken to address them, with the full Board at least on an annual basis. The Audit Committee, the CLD Committee and the NCG Committee assist the Board in discharging its oversight duties. Specifically, the Audit Committee provides oversight for our enterprise risk management.  The Audit Committee discusses with management our major risk exposures, including risks relating to internal controls, disclosure, financial reporting, accounting, investment, capital structure, tax, business continuity and cybersecurity matters.  For more information on our cybersecurity risk management and strategy as well as governance, see Item 1C. *Cybersecurity* in our *2024 10-K.*

The CLD Committee reviews risks related to the subject matters enumerated in its charter, including risks associated with our compensation programs. The NCG Committee considers risks related to the subject matters for which it is responsible as identified in its charter, including risks associated with corporate governance. While each of the three committees contributes to the risk management oversight function by assisting the Board in the manner outlined above, the Board remains responsible for the oversight of our risk management.

## ESG Oversight

The Board oversees our ESG programs, including ongoing engagement with senior executives on key matters including cybersecurity, diversity, sustainability and governance practices. Our Chief People Officer leads our social investments and champions our commitment to ESG performance and transparency.  The NCG Committee oversees our policies and programs concerning ESG matters, including review of our Sustainability Policy. The CLD Committee oversees the development and implementation of our practices, strategies and policies used for recruiting, managing and developing employees (human capital management). These practices, strategies and policies focus on diversity and inclusion, leadership development, workplace environment and safety, and corporate culture. In addition, the full Board receives updates and progress on ESG matters from management, and Mr. Jourdan meets with our Chief People Officer outside of regularly scheduled Board meetings to review ESG matters. For more information on ESG matters, see our Sustainability Report (available at: ir.pros.com). Our Sustainability Report is not incorporated by reference into this proxy statement.

## Board Governance

Our non-executive chairman, among other responsibilities, oversees the planning of the annual Board calendar, and, with our CEO, in consultation with the other directors, schedules and sets the agenda for meetings of the Board, serves as a liaison between the CEO and the independent directors, leads executive sessions of our Board, and performs such additional duties and responsibilities as requested by the Board from time to time.  Executive sessions of the independent directors of the Board are scheduled during each regularly scheduled in-person Board meeting.  Our non-executive chairman provides feedback to our CEO, as needed, promptly after the executive session.

**Board Performance Evaluation Process.**  Our Board recognizes that a robust and constructive performance evaluation process is an essential component of Board effectiveness. Our Board conducts annual performance evaluations that are intended to determine whether the Board, each of its committees, and individual Board members are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our NCG Committee oversees this annual process, which is led by our non-executive chairman. As part of this process, each Board member completes written assessments of Board and Committee effectiveness and performance. The Board also assesses the effectiveness and performance of individual Board members. For example, in 2024 each Board member completed written assessments of the nominees for reelection at the 2025 Annual Meeting.  A summary of the results of these assessments are presented to the NCG Committee identifying any themes or issues that have emerged. The results are then reported to the full Board, which considers the results and ways in which Board processes and effectiveness may be enhanced.

**Board Refreshment.**  Our Board recognizes that regularly evaluating Board refreshment is also an important component of Board effectiveness. The NCG Committee and the Board are focused on identifying individuals whose skills and experiences will enable them to effectively contribute to the Board. Following the annual Board performance evaluation described above, and as part of its consideration of director refreshment, the NCG Committee reviews the appropriate skills and characteristics required of Board members such as business experience, viewpoints and personal background, and diversity of skills in technology, finance, marketing, international business, sales, financial reporting and other areas. The NCG Committee also continually evaluates committee appointments (or membership) and leadership and opportunities for effective rotation. Additionally, due to the global nature of our business and our customers, the Board believes it is important that the Board include individuals with a breadth of experiences, backgrounds and perspectives, and those factors are considered in evaluating board candidates in order to provide practical insights and diverse perspectives. Based on these assessments, the Board added two new directors in 2024 (Ms. Biry and Mr. Strosahl) and one new director in 2025 (Ms. May). For more information on the qualifications, skills and attributes of our Board members, see *Director Skills and Attributes* in this Proxy Statement.

## Accountability

**Code of Business Conduct and Ethics.**  Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our principal executive officer, principal financial officer and principal accounting officer.  Our Code of Business Conduct and Ethics is available under the Investor Relations section of our website at *ir.pros.com or  https://ir.pros.com/files/doc_downloads/GovDocs/Code-of-Business-Conduct-and-Ethics.pdf.*

**Director Resignation Policy.**  Our Board has adopted a director resignation policy. Under this policy, in an uncontested election of directors any nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the NCG Committee. The NCG Committee will promptly consider all relevant factors including, without limitation, (a) the stated reasons why votes were withheld from such director; (b) any alternatives for curing the underlying cause of the withheld votes; (c) the tenure and qualifications of the director; (d) the director's past and expected future contributions to the Company; (e) our Corporate Governance Guidelines; and (f) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable SEC or NYSE requirement. The NCG Committee will recommend to the qualified independent directors the action to be taken with respect to such offered resignation, and the qualified independent directors will act on the NCG Committee's recommendation no later than 90 days following the date of the stockholders' meeting in which the election occurred. If a majority of the members of the NCG Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the remaining qualified independent directors on the Board will consider the matter directly or may appoint a committee of the Board amongst themselves solely for the purpose of considering the tendered resignations and making the recommendation to the Board whether to accept or reject them.

**Stock Ownership Guidelines.**  Our Board has adopted stock ownership guidelines for our NEOs and directors that are designed to align our NEOs' and directors' interests with our stockholders' interests by promoting long-term share ownership, which reduces the incentive for excessive short-term risk taking and further increases our NEOs' and directors' alignment with stockholder interests. These guidelines require our CEO to hold shares of our stock worth at least six times his annual salary, other NEOs to hold shares of our stock worth at least two times their annual salary, and each non-employee director to hold shares of our stock worth at least five times the director's annual retainer. Vested shares or unvested time-based RSUs held by a NEO or director under any of our equity incentive plans are included in calculating the value of ownership held.  Unvested performance-based equity such as MSUs are not counted in this calculation. New directors are expected to achieve their ownership threshold within six years after joining our Board. New NEOs are expected to achieve their ownership threshold within five years from the date of hire or promotion. As of December 31, 2024, each of our NEOs and directors were in compliance with the applicable guidelines.

**Insider Trading Policy and Prohibition Against Hedging, Short-Sale, Pledging and Repricing Underwater Stock Options.**  We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as an exhibit to our Annual Report on *Form 10-K* for the fiscal year ended December 31, 2024. In addition, with regard to the Company's trading in its own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.  We have implemented both anti-hedging and anti-pledging policies, as well as a prohibition on participating in short sales of our stock, to ensure that our executives' stock remains at-risk. Our Insider Trading Policy, which applies to all employees, including officers and non-employee directors, specifically prohibits short sales of our securities, transactions in puts, calls or other derivative securities involving our stock, hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards and equity swaps), and holding our securities in a margin account or pledging our securities as collateral for a loan. Our Amended and Restated 2017 Equity Incentive Plan (2017 Plan) also prohibits repricing, repurchase or exchange of underwater stock options without stockholder approval.  We do not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments.  Accordingly, we currently have no specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information.  In the event we were to grant new awards of such options at some future time, the CLD Committee and the Board would evaluate the appropriate steps to take in relation to the foregoing.

**Compensation Committee Interlocks and Insider Participation.**  No member of our CLD Committee and none of our executive officers has any relationships that would constitute an interlocking relationship with executive officers and directors of any other entity.

## Communication with Our Board

Stockholders or interested parties who wish to communicate with members of our Board may send correspondence to them in care of our Corporate Secretary at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. Such communication will be forwarded to the intended recipient(s). We currently do not intend to have our Corporate Secretary screen this correspondence, but may change this policy if directed by our Board due to the nature or volume of correspondence. Communications intended specifically for the non-executive chairman of the Board may also be sent to the address noted above, to the attention of the non-executive chairman of the Board.

# DIRECTORS

Our Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational technology companies. In these positions, they have gained significant and diverse experience, including strategy, finance, sales and marketing, risk management, public company financial reporting, compliance and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board believes the experience, expertise and other attributes of our directors provide PROS with a diverse range of perspectives to provide oversight and represent the best interests of our stockholders.

## Directors and Director Nominees



**William Russell**

*Non-Executive Chairman of the Board*

*NCG Committee Chairman*

*CLD Committee*

Mr. Russell, 73, is a private investor and serves as the Non-Executive Chairman of the board of directors at accesso Technology Group PLC (AIM: ACSO).

Mr. Russell previously served in a variety of roles on both public and private technology company boards including on the boards of SABA Software, Inc. (from January 2010 to March 2015), webMethods and Cognos. Mr. Russell held a number of senior-level roles in his more than 20 years at Hewlett-Packard, including Vice President and General Manager of the multi-billion-dollar Enterprise Systems Group. Mr. Russell holds a B.S. in Computer Science from Edinburgh University and has completed several executive development programs from institutions including Harvard Business School and INSEAD.

As a result of leading Hewlett-Packard's substantial software business and his public company board experience, Mr. Russell brings to the Board his broad knowledge of large-scale software operations, including sales, marketing, development, finance, strategic planning and leadership, and corporate governance.



**Andres D. Reiner**

*(Nominee)*

*President and Chief Executive Officer*

Mr. Reiner, 54, serves as our President and Chief Executive Officer, a position he has held since 2010.

From 1999 to 2010, Mr. Reiner held a series of positions with successively increasing responsibility, including Senior Vice President of Product Development and Executive Vice President of Product and Marketing. Prior to becoming our President and CEO, he was responsible for global marketing and alliances, product management, science research, and development of our next generation software products. Mr. Reiner has served on the board of directors of Paylocity Holding Corporation (NASD: PCTY) since September 2014 and serves on their Compensation and Nominating and Governance committees.

Mr. Reiner holds a B.S. in Computer Science with a minor in Mathematics from the University of Houston.

As a result of his more than 25 years of experience with PROS, Mr. Reiner has familiarity with all of our key day-to-day operations, in-depth experience in and knowledge of the development of our products, services and the markets in which we compete, and has leadership, management, strategy, corporate development, risk management and operating experience.



**Jennifer Biry**

*Audit Committee*

Ms. Biry, 51, is Chief Financial and Operating Officer at McAfee, a global leader in online protection for consumers. Ms. Biry joined McAfee in her present position in 2022 and leads the global finance, strategy, M&A, IT, security, sales, customer service and procurement operations, responsible for overseeing over $2B in annual revenue.

Prior to McAfee, Ms. Biry served as Chief Financial Officer for WarnerMedia from 2020 to 2022. She previously served in various leadership roles at AT&T Communications, including as Senior Vice President and Chief Financial Officer of AT&T Communications' Consumer segment from 2018 to 2020. Ms. Biry earned a B.B.A. from Texas Lutheran University and is a Certified Public Accountant.

An audit committee financial expert, Ms. Biry brings to the Board her extensive accounting, financial, strategic and operations leadership experience.



**Raja Hammoud**

*Audit Committee*

Ms. Hammoud, 53, is a private investor and retired technology executive.

She served as Executive Vice President of Products at Coupa Software Incorporated (NASD: COUP) from 2019 to 2023. She served as Senior Vice President of Products at Coupa from 2017 to 2019 and as Vice President of Product Marketing and Management from 2014 to 2017. Prior to joining Coupa, Ms. Hammoud directed product marketing for Adobe System's (NASD: ADBE) business process management business and held a product development management role at webMethods. Ms. Hammoud earned a B.S. in Computer Science with high distinction from the American University of Beirut, Lebanon.

Ms. Hammoud brings to the Board her extensive technology industry experience, including her experience in product marketing, software development and product portfolio strategy.



**Leland Jourdan**

*CLD Committee*

Mr. Jourdan, 67, retired from Chevron (NYSE: CVX) in 2021, after having served as Chevron's Chief Diversity and Inclusion Officer from 2018 to 2021 and Senior Management Sponsor from 2015 to 2018. In his more than 18-year career at Chevron, Mr. Jourdan served in a variety of management roles, including as Vice President, Commercial and Business Development for each of the IndoAsia and Asia South regions. Mr. Jourdan served on the board of directors of SilverBow Resources, Inc. (NYSE: SBOW) in 2024.

Prior to Chevron, Mr. Jourdan served in management, business development, trading and engineering roles at El Paso Energy, PG&E and Dominion Energy. As a graduate of the US Military Academy at West Point, Mr. Jourdan was commissioned as an officer in the US Army, obtaining the rank of Captain prior to entering the private sector. Mr. Jourdan currently serves on the board of SEARCH Homeless Services, a non-profit organization.

An author and frequent public speaker, Mr. Jourdan brings to the Board his substantial international commercial and business development, mergers and acquisitions, risk management and diversity, equity and inclusion experience at a global, Fortune 10 company.



**Katie May**

Ms. May, 58, is a retired technology company CEO and director of several companies. From 2012 to 2020, Ms. May served as CEO of ShippingEasy, Inc., a SaaS ecommerce company acquired by Stamps.com.  Ms. May was CEO of Kidspot.com.au Pty Ltd, an Australian-based digital parenting publisher, from when she founded the company in 2005 to 2012 following its acquisition by News Corp. in 2011.  Previously, Ms. May was CMO of SEEK Limited (OTCMKTS: SKLTY), an Australian based online employment marketplace operating across Asia Pacific and Latin America, from 1999 to 2005.  Earlier in her career, Ms. May worked as a management consultant at Booz & Company, a brand manager at Philip Morris and in public accounting.  Ms. May received her undergraduate BBA and Master's of Business Administration from The University of Texas.

Ms. May currently serves on the board of directors of Nature's Sunshine Products, Inc. (NASDAQ: NATR) where she serves on the Compensation and Governance committees. From 2023-2024, she served on the board of directors of Pitney Bowes, Inc. (NYSE: PBI), serving as Chair of the Governance  committee and a member of the Executive Compensation and Long-term planning committees.  From 2021 to 2024, she served on the board of directors of Thinkific Labs, Inc. (TSX: THNC), serving as Chair of the Governance committee as well as on the Audit and Compensation committees.  From 2019 to 2021, she served on the board of directors of Stamps.com (formerly NASDAQ: STMP).  She currently serves on the board of directors of the following private companies:  Rokt, Inc., Vivi International and Onramp Funds.

An experienced entrepreneur, CEO and board member, Ms. May brings to the Board extensive experience in scaling technology companies, including SaaS and e-commerce businesses, as well as her management, operations, governance, sales and marketing and international business knowledge.



**Catherine Lesjak**
*(Nominee)*
*Audit Committee Chair*
*NCG Committee*

Ms. Lesjak, 66, retired from HP, Inc. (NYSE: HPQ), formerly Hewlett-Packard Company (HP) in March 2019, serving as HP's interim Chief Operating Officer from 2018 to 2019, after having served as Chief Financial Officer from 2007 to 2018.

In addition, Ms. Lesjak served as interim CEO of HP from August 2010 through October 2010. During her 32-year careeer at HP, Ms. Lesjak held a broad range of financial leadership roles, including Senior Vice President and Treasurer and other financial operations and controller roles. Ms. Lesjak has a bachelor's degree in Biology from Stanford University and a MBA in Finance from the University of California, Berkeley.

Ms. Lesjak serves on the board of directors of GE Aerospace (NYSE: GE) where she serves on the Audit and Governance & Public Affairs committees and GE HealthCare Technologies Inc. (NYSE: GEHC) where she serves as Chair of the Audit committee.  She served on the board of directors and as Chair of the Audit committee and a member of the Compensation committee of SunPower (NASD: SPWR) from 2013 to 2022.

An audit committee financial expert, Ms. Lesjak brings to the Board extensive experience as the chief financial officer of a major corporation, with significant presence in both the business-to-consumer and business-to-business markets, including extensive experience in strategic business planning and execution, financial oversight, corporate development and public company governance.



**Greg B. Petersen**
*CLD Committee Chair*
*Audit Committee*

Mr. Petersen, 62, is a private investor and retired technology executive. He currently serves on the board of directors of Plus Therapeutics, Inc. (NASD: PSTV) where he serves as Chairman of the Audit committee and a member of the Compensation committee.

Mr. Petersen previously served on the board of directors of Aterian, Inc. (NASD: ATER) (2019 to 2022), Diligent Corporation (2013 to 2016) and Piksel, Inc. (2012 to 2017). Mr. Petersen served as the chairman of the Audit committee at Aterian, Diligent and Piksel, and as an advisory board member at Synthesio. From 2014 to 2015, he served as Executive Vice Chairman at Diligent Corporation. Mr. Petersen previously served as Chief Financial Officer for CBG Holdings, Lombardi Software, Inc. (which was sold to IBM in 2010), and Activant Solutions, Inc. Mr. Petersen previously served in executive roles with Trilogy Software and RailTex. Mr. Petersen began his career with American Airlines, Inc. (NASD:AAL), including serving as managing director of corporate development where he led a project to create Sabre Holdings, Inc. (NASD:SABR) and complete its IPO. Mr. Petersen holds a B.A. in Economics from Boston College and a MBA from Duke University.

An audit committee financial expert, Mr. Petersen brings to the Board his business and leadership experience in software companies, merger and acquisition experience, and extensive financial planning, accounting, governance, compensation planning and risk management knowledge.



**John R. Strosahl**
*(Nominee)*

Mr. Strosahl, 59, is the CEO of Jamf, the market leader in managing and securing Apple devices for organizations.

Mr. Strosahl has over 20 years of general management and business development experience across Europe, North America and Asia. He most recently led eBay's B2C business in North America. Previously, he spent 10 years at Digital River where he served as EVP and General Manager of the Commerce Business Unit, and SVP and GM of Europe. Mr. Strosahl holds a master's degree from the University of Illinois.

As a CEO of a publicy traded SaaS company, Mr. Strosahl brings his extensive experience in software operations, sales, marketing and management to the Board.



**Timothy V. Williams**
*Audit Committee*
*NCG Committee*

Mr. Williams, 76, is a private investor and retired chief financial officer.

Mr. Williams previously served on the board of directors and as chairman of the Audit committees of ChannelAdvisor Corporation (NYSE: ECOM) (2012 to 2022) and Halogen Software, Inc. (TSE: HGN) (2011 to 2017). Mr. Williams served as Senior Vice President and Chief Financial Officer of Blackbaud, Inc. (NASD: BLKB), a provider of software and services to non-profit organizations, from 2001 until his retirement in 2011. Mr. Williams previously served as Executive Vice President and Chief Financial Officer of both Mynd Corporation (now a subsidiary of Computer Sciences Corporation), and Holiday Inn Worldwide, a subsidiary of Bass PLC. Mr. Williams holds a B.A. in Business from the University of Northern Iowa.

An audit committee financial expert, Mr. Williams has extensive financial, business, management and public software company expertise. Through his experience as a chief financial officer at three different companies, including two software and services firms, Mr. Williams brings to the Board extensive knowledge of accounting, risk management, general management of software companies and public company reporting requirements and processes.

# Director Skills and Attributes

The below table highlights the key skills, qualities, attributes and experiences of our continuing directors and director nominees as well as term of office information. A checkmark indicates a specific area of focus or experience for each director, and not having a mark does not meet that a particular directors does not possess that qualification or skill.

| Board Experience, Expertise or Attribute | Biry | Hammoud | Jourdan | Lesjak (Nominee) | May | Petersen | Reiner (Nominee) | Russell | Strosahl (Nominee) | Williams |
|---|---|---|---|---|---|---|---|---|---|---|
| Accounting | ✓ | | | ✓ | | ✓ | | | | ✓ |
| Business Operations | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Cloud Software | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Finance | ✓ | | | ✓ | | ✓ | | | | ✓ |
| International | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | |
| Leadership | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| M&A | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Public Company/Governance | | | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Risk Management | ✓ | | ✓ | ✓ | | ✓ | | | | ✓ |
| Sales & Marketing | | | ✓ | | ✓ | | ✓ | ✓ | ✓ | |
| Software Product Development | | ✓ | | | ✓ | | ✓ | | | |
| Tech Industry | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Travel Industry | | | | | | ✓ | ✓ | | | |
| **Race/Ethnicity** | | | | | | | | | | |
| Black/African American | | | ✓ | | | | | | | |
| Hispanic/Latin American | | | | | | | ✓ | | | |
| Asian | | | | | | | | | | |
| Middle Eastern/North African | | ✓ | | | | | | | | |
| Caucasian/White | ✓ | | | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| **Other Public Boards** | | | | | | | | | | |
| At March 28, 2025 | — | — | — | 2 | 1 | 1 | 1 | 1 | 1 | — |
| **Term of Service on PROS Board** | | | | | | | | | | |
| Director Since | 2024 | 2020 | 2021 | 2020 | 2025 | 2007 | 2010 | 2008 | 2024 | 2007 |
| Current Term Expires | 2026 | 2027 | 2027 | 2025 | 2026 | 2026 | 2025 | 2027 | 2025 | 2026 |
| Class of Director | I | II | II | III | I | I | I[(1)] | II | III | I |

(1) Mr. Reiner served as a Class III director prior to the 2025 Annual Meeting. Mr. Reiner has been nominated by the Board as a Class I director in light of Mr. Reiner's previously announced intention to retire following completion of the search for his successor and serve as an advisor for a 12-month period thereafter.

# PROPOSAL ONE

## ELECTION OF DIRECTORS

### What am I voting on?

Stockholders are being asked to elect two Class III director nominees to the Board for a three-year term and one Class I director nominee to the Board for a one-year term.

### Voting Recommendation:

The Board recommends voting "FOR" the election of each of the two Class III director nominees and the one Class I director nominee.

*Three (3) directors are to be elected at the Annual Meeting.* Our Board, upon the recommendation of the NCG Committee, has nominated Catherine Lesjak and John Strosahl as Class III directors, each to hold office until the 2028 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal, and Andres Reiner as a Class I director to hold office until the 2026 Annual Meeting, and until his successor has been duly elected and qualified or until the earlier of his death, resignation or removal.

The Board is also composed of four Class I directors, whose terms expire upon the election and qualification of directors at the 2026 Annual Meeting and three Class II directors, whose terms expire upon the election and qualification of directors at the 2027 Annual Meeting.

The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

### Vote Required

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

Directors are elected by a plurality vote of the votes cast by holders of our Common Stock entitled to vote at the Annual Meeting. Abstentions and broker non-votes will not have any effect on this proposal. Accordingly, the three nominees who receive the highest number of properly executed "FOR" votes from the holders of Common Stock will be elected as directors.

The number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. In accordance with our Director Resignation Policy, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider whether to accept the resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. For more information about this policy, see *Corporate Governance - Accountability - Director Resignation Policy.*

The NYSE broker discretionary rules prohibit banks, brokers and other intermediaries from voting shares held in their clients' accounts on elections of directors unless the client has provided voting instructions. If you hold your shares in street name, it is important that you cast your vote if you want it to count in the election of directors.



| FOR | THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE ELECTION OF EACH OF THE TWO CLASS III DIRECTOR NOMINEES AND THE ONE CLASS I DIRECTOR NOMINEE. |
|---|---|

# DIRECTOR COMPENSATION

Members of the Board who are not PROS employees (Non-Employee Directors) receive compensation for their service on the Board. As a PROS employee, Mr. Reiner does not receive compensation for his service on the Board. The CLD Committee annually reviews compensation for Non-employee Directors taking into account various factors, including director responsibilities, peer group data and market practices. Following a market review, the CLD Committee continued the director compensation program for 2024 with no changes to the cash retainer components from prior years and increased the annual equity component from $180,000 to $190,000. The compensation structure for Non-employee Directors consisted of an equity award, annual cash retainer, and for certain leadership roles, a supplemental cash retainer. Cash retainers are paid quarterly in arrears. In 2024, each Non-employee Director serving as of the 2024 Annual Meeting received a RSU award with a target value of $190,000, which will vest in full on the earlier of May 15, 2025 or the 2025 Annual Meeting. Each Non-employee Director received an annual cash retainer of $35,000 in 2024. The non-executive chairman of our Board received a supplemental cash retainer of $60,000 in 2024. In addition, each Non-employee Director serving as a chair or member of a standing committee of our Board received the following supplemental cash retainer(s):

| Committee Role | Audit Committee | | CLD Committee | | NCG Committee | |
|---|---|---|---|---|---|---|
| Member | $ | 15,000 | $ | 15,000 | $ | 7,500 |
| Chair | $ | 30,000 | $ | 20,000 | $ | 10,000 |

We reimburse directors for reasonable out-of-pocket expenses incurred in connection with (i) their attendance at our Board and committee meetings and other Company meetings, and (ii) director continuing education programs, including participation in the NACD, of which the Company is a member.

## Director Compensation Table

The following table sets forth the compensation paid to our Non-employee Directors for service on our Board during 2024. Compensation for Andres D. Reiner our President and CEO, is set forth in the *Summary Compensation Table.* Mr. Reiner does not receive compensation for his services as a director.

| Name | Fees Earned or Paid in Cash ($) | | Restricted Stock Units ($) (1) | | Total ($) | |
|---|---|---|---|---|---|---|
| Michelle Hughes Benfer [2] | $ | 33,450 | $ | 189,998 | $ | 223,448 |
| Jennifer Biry [2] | $ | 12,163 | $ | 136,367 | $ | 148,530 |
| Carlos Dominguez [2] | $ | 26,625 | $ | 189,998 | $ | 216,623 |
| Raja Hammoud | $ | 50,000 | $ | 189,998 | $ | 239,998 |
| Cynthia M. Johnson [2] | $ | 13,173 | $ | — | $ | 13,173 |
| Leland Jourdan | $ | 50,000 | $ | 189,998 | $ | 239,998 |
| Catherine Lesjak | $ | 72,500 | $ | 189,998 | $ | 262,498 |
| Greg B. Petersen | $ | 70,000 | $ | 189,998 | $ | 259,998 |
| William Russell | $ | 120,000 | $ | 189,998 | $ | 309,998 |
| John Strosahl [2] | $ | 2,888 | $ | 85,869 | $ | 88,757 |
| Timothy V. Williams | $ | 57,500 | $ | 189,998 | $ | 247,498 |

(1) Represents the grant date fair value of equity awards granted in 2024 calculated in accordance with GAAP. For additional information about valuation assumptions for equity awards, refer to Note 12 of our financial statements in our *2024 10-K*. All Non-employee Directors serving as of the conclusion of the 2024 Annual Meeting were granted RSUs on May 15, 2024. Ms. Biry and Mr. Strosahl were granted RSUs on a pro rata basis commensurate with their respective appointment to the Board. All these RSUs vest in full on the earlier of May 15, 2025 or the 2025 Annual Meeting. The RSUs granted to Ms. Benfer and Mr. Dominguez in 2024 were forfeited upon their respective resignations from the Board in 2024.

(2) Each of these Directors served on the Board for less than a full year, and their cash compensation was pro-rated.

For information on the stock holdings of each director, see *Security Ownership.*

# EXECUTIVE OFFICERS

The following section sets forth our other NEOs and other significant employees of the Company, other than Mr. Reiner, their ages (immediately prior to the Annual Meeting), and the Company positions currently held by each such person:



**Stefan B. Schulz**
*Executive Vice President and Chief Financial Officer*

Mr. Schulz, 58, oversees our accounting, financial planning and analysis, legal, treasury, facilities, investor relations, internal audit, tax and corporate development functions.

Mr. Schulz joined PROS in his current position in March 2015. Prior to joining us, Mr. Schulz served as Chief Financial Officer for Digital River, Inc., a global provider of cloud-based commerce, payments and marketing services, from July 2011 to February 2015. Mr. Schulz previously served in various roles, including as Senior Vice President, Chief Financial Officer and Chief Accounting Officer, with Lawson Software, an enterprise resource planning software company, from October 2005 to July 2011; in various finance and accounting roles at BMC Software, from 1993 to 2005, including as Vice President and Corporate Controller; and as an Audit Manager in the Enterprise Group with Arthur Andersen LLP. Mr. Schulz holds a B.B.A. in Accounting from Lamar University.



**Todd McNabb**
*Chief Revenue Officer*

Mr. McNabb, 49, oversees our global go-to-market operations, including our sales, marketing, professional services, customer support, and customer success functions.

Mr. McNabb joined PROS in his current position in April 2024. Prior to joining us, Mr. McNabb served as Chief Revenue Officer at ScienceLogic from 2021 to 2023 and as Vice President, Sales at VMWare from 2019 to 2023.

Mr. McNabb earned a Bachelor's degree in Communications from The University of Alabama.

## Other Significant Employees

| Name | Age | Position |
| --- | --- | --- |
| Surain Adyanthaya | 60 | President, Global Industries |
| Nikki Brewer | 44 | Chief People Officer |
| Scott Cook | 57 | Chief Accounting Officer |
| Ajay Damani | 51 | Executive Vice President, Engineering |
| Sunil John | 51 | Chief Product Officer |
| Damian Olthoff | 50 | General Counsel and Secretary |
| Susanne Senoff | 53 | Chief Information Security Officer |
| Craig Zawada | 54 | Chief Visionary Officer |

# COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Compensation and Leadership Development Committee of the Board of Directors of PROS has reviewed and discussed the following Compensation Discussion and Analysis with management and FW Cook.  Based on this review and discussion, we recommended to the Board, and the Board has agreed, that the following Compensation Discussion and Analysis be included in this Proxy Statement.


MEMBERS OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE


Greg B. Petersen (Chairman)    |    Leland Jourdan    |    William Russell


# COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) explains the principles, policies, and practices upon which our executive compensation program is based; our decision-making process, including our consideration of stockholder feedback; and the 2024 compensation paid to our NEOs.  This CD&A describes our executive compensation program and the compensation paid to our NEOs:

| | |
|---|---|
| **Andres D. Reiner** | Chief Executive Officer, President and Director |
| **Stefan B. Schulz** | Executive Vice President and Chief Financial Officer |
| **Todd McNabb** | Chief Revenue Officer |

## Summary

Our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract and retain high-caliber talent, and promote a performance culture that encourages achieving and exceeding corporate goals and objectives. The compensation paid to our NEOs in 2024 reflects that we set aggressive goals for our business performance and our executive compensation program is operating as designed.

In 2024, we reported total revenue of $330.4 million, up 9% over 2023, subscription revenue of $266.3 million, up 14% over 2023, and also achieved gross revenue retention rates above 93%. Beyond revenue growth, we also significantly improved our operating cash flow by $17.5 million year over year, or 177%, and our free cash flow by $14.8 million, or 130%, for the full year 2024. Our results, while strong and exceeding our threshold revenue and free cash flow goals, did not reach our aggressive targets for either metric, resulting in a below-target cash incentive payout for each of our NEOs.  Despite our growth and improved operational performance, our stock price has lagged behind the Russell 2000.  However, when compared to our 2025 Proxy Peer Group, our stock price performance aligns with broader trends among similar companies.



**Annual Total Shareholder Return**

- PROS
- Median 2025 Proxy Peer Group
- Russell 2000



**Operating Cash Flow Improvement YoY**

- PROS
- Median 2025 Proxy Peer Group

**Subscription Revenue Growth YoY**

- PROS
- Median 2025 Proxy Peer Group

While our stock performance is largely consistent with market pressures faced by other software companies with comparable market capitalization, our NEOs' MSUs vest based on our relative TSR performance versus the Russell 2000.  As such, no MSUs were earned for the 3-year performance period ended December 31, 2024.  The CLD Committee continues to believe that:

- **Our  executive compensation program is effective and operating as designed; and**

- **Our CEO's performance-based equity awards, representing a significant amount of his pay, are operating as designed and align our CEO's <u>actual</u> compensation to Company performance and stockholders' interests.**

## Say on Pay Advisory Vote Results

At the 2024 Annual Meeting, 98% of the votes cast on the advisory proposal to approve the compensation of our NEOs (say-on-pay) were in favor of the 2023 compensation paid to our NEOs.  Each year, our CLD Committee takes into account the result of our say-on-pay vote, a key indicator of stockholder sentiment. We also keep an open dialogue with our institutional investors and stockholders throughout the year. We reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders, including ESG topics and executive compensation. We actively engaged with stockholders through one-on-one meetings, conferences and roadshows and collected their feedback on a variety of topics, including our business and long-term strategy, corporate governance and risk management practices, board leadership and refreshment, diversity, corporate social responsibility initiatives (including ESG matters), our executive compensation program and other matters of stockholder interest. As a result of this ongoing outreach, the CLD Committee took into account the positive and supportive stockholder sentiment as it set 2025 NEO compensation.

# Executive Compensation Philosophy and Practices

Our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract and retain high-caliber talent, and promote a performance culture that encourages achieving and exceeding corporate goals and objectives.

| | |
|---|---|
| **Guiding Principles** | |
| **Pay for Performance** | We emphasize pay-for-performance where compensation is contingent upon the performance of our business and our stock price. We utilize performance-based pay through equity and cash incentive awards that require achievement of pre-established goals with no discretion. |
| **Align Incentives** | We link rewards to the achievement of measurable financial objectives that build long-term stockholder value. The performance-based elements are aligned to Company and stockholder goals. For 2024, the NEO bonus plan was based on achievement against aggressive growth goals for total revenue and free cash flow, with a minimum adjusted EBITDA threshold. We granted our NEOs performance-based equity that vests based on our stock performance relative to the Russell 2000 Index over a three-year period. |
| **Competitive** | We ensure that our executive compensation is competitive based on peer benchmarking and industry standards, adjusting pay as appropriate to attract and retain top talent while aligning with stockholder interests. We do not target a specific percentile and review market data to check that compensation is generally in a market range and reflects the individual's experience, performance and contribution. |
| **Independent Benchmarking** | To ensure our compensation remains competitive, the CLD Committee engaged FW Cook as its independent consultant to review and benchmark the compensation we provide relative to our peer group and market data. Our 2024 peer group was comprised of 16 companies based on industry, market cap and revenue. |
| **Retain Leadership Talent** | In addition to the performance-based elements of compensation, we granted our NEOs time-based RSUs that vest over a 4-year period. When combined with the performance-based equity that vests over a 3-year period, most of the NEO compensation program is directly tied to our long-term stock performance with multi-year retention features. |
| **Accountability and Avoiding Unnecessary Risk-Taking** | |
| **Stock Ownership Guidelines** | We maintain robust ownership guidelines for our directors and NEOs, which are higher than median peer practice, to further align their personal interests with our stockholders. <br><br> Our CEO is expected to hold stock equal to 6X his base salary, and he has held significantly more than this requirement for many years Our other NEOs are expected to hold stock equal to 2X their base salary; although Mr. McNabb who joined in 2024 has 5 years to attain this level. Mr. Schulz is in compliance with this requirement. <br><br> Our director stock ownership guideline is 5X their annual cash retainer. |
| **Policies** | Our executive clawback policy applies to all incentive-based compensation, whether cash or equity. In addition, our stock plan has a clawback provision applicable to all equity awards (including time-based and performance-based equity awards). <br><br> We maintain anti-hedging, anti-short and anti-pledging policies applicable to all employees. |
| **Double triggers** | Our NEO employment agreements have "double trigger" change in control provisions. |
| **No Excessive Perquisites** | We do not provide significant perquisites to our NEOs. |
| **Minimum Equity Vesting Requirements** | We do not grant equity with vesting terms of less than one year after grant, except for up to 5% of the stock plan authorized shares. |
| **Compensation Risk Oversight** | Our CLD Committee oversees risks associated with compensation policies and practices. |

**The CLD Committee believes that the design of our executive compensation program, including the mix and aggressive targets, is competitive, rewards performance, and has a significant impact on driving company performance.**

# Executive Compensation Process

**Independent Compensation Committee.** Our CLD Committee, comprised entirely of independent directors, is responsible for establishing, administering and interpreting our policies governing the compensation and benefits for our NEOs, as well as granting any share-based awards to our NEOs.  Our CLD Committee establishes executive compensation programs that it believes, based on the members' experience, is the most appropriate to achieve the goals described above. Our CLD Committee continues to evaluate our executive compensation programs on a quantitative and qualitative basis on at least a yearly basis or more frequently if circumstances dictate. Our CLD Committee expects to make new awards and adjustments to our executive compensation programs as appropriate. Our CLD Committee has taken the following steps to ensure that our executive compensation and benefit policies are consistent with both our compensation philosophy and our Corporate Governance Guidelines:

- solicited recommendations from an independent executive compensation consultant to evaluate our executive compensation practices and assisted in developing and implementing the executive compensation programs;

- established a practice, in accordance with the rules of the NYSE, of reviewing the performance and determining the compensation earned, paid or awarded to our CEO; and

- established a policy, in accordance with the rules of the NYSE, to review on an annual basis the performance of our other executive officers with assistance from our CEO and determined what we believe to be appropriate total compensation for these executive officers.

Our CLD Committee considers a broad range of facts and circumstances in setting executive compensation. Among the factors considered for our executives generally in 2024, and for the NEOs in particular, are market data and recommendations from the Committee's independent compensation advisor, FW Cook, advice from our CEO, general economic and market conditions, our financial condition and operating results, our operating plan, our geographic locations and executive compensation policy objectives described above.

**Independent Compensation Consultant.**  In 2024, the CLD Committee retained FW Cook to advise on executive compensation, including plan design, pay for performance analytics, benchmarking, trends, and industry best practices. The CLD Committee selected FW Cook due to their extensive experience and expertise in executive compensation within the software industry.  The CLD Committee, which is solely responsible for FW Cook's appointment, compensation and oversight, reviewed FW Cook's qualifications, as well as all factors relevant to their independence from management, including the independence factors required by the NYSE.  FW Cook did not perform any services for us in 2024 other than those provided to the CLD Committee, and has served as the CLD Committee's consultant since 2017.

**Peer Benchmarking.**  The CLD Committee utilizes a peer group of publicly-traded companies to inform decisions regarding executive compensation amounts and program design. The CLD Committee does not rigidly target a specific percentile when making compensation adjustments, but rather examines the latest-available compensation data from the peer group provided by its independent compensation consultant as one factor used in its decision-making process. The CLD Committee considers each NEO's role and scope of responsibilities relative to comparable positions at PROS peers. Based on this information, the CLD Committee reviews PROS executive compensation programs and practices, and analyzes each NEO's base salary, cash bonus and long-term incentives.

The CLD Committee reviews the constituents of our compensation peer group each year with our compensation consultant for appropriateness based on a variety of factors, including: similarities in market capitalization and revenue, relevant industry, the labor market for top management talent, comparable headcount and other characteristics. The CLD Committee generally focuses on using peer companies that do not have a founder CEO because they tend to pay differently from typical market practices (exceptions have been made where business size and fit are strong and the pay program/mix is market normative).

The CLD Committee reviewed the peer group in August 2023 for purposes of informing executive compensation decisions for 2024 and made several changes with a focus on aligning the group's overall financial size closer to PROS at the time. The following three companies were removed from the peer group because their market cap had fallen below the CLD Committee's desired range: Quotient Tech, Telos and Upland Software. Ping Identity was removed because it was acquired. Three new peers were added for the 2024 peer group, each of which are software companies that had similar revenue and market cap to ours at the time:  E2open, Yext and Zoura.  We believe that all companies in the 2024 peer group are in a comparable and appropriate size range, are similar in terms of their scope and complexity, and are representative of widely-accepted peer group development best practices. A complete list of the 2024 peer group is set forth in the following table:

| 2024 Peer Group (Count = 16) | | | | |
|---|---|---|---|---|
| BigCommerce Holdings, Inc. | BlackLine, Inc. | Domo, Inc. | E2open Parent Holdings, Inc.* | Everbridge, Inc. |
| Model N, Inc. | OneSpan Inc. | PagerDuty, Inc. | Q2 Holdings, Inc. | Rapid7, Inc. |
| SPS Commerce, Inc. | Sumo Logic, Inc. | Workiva Inc. | Yext, Inc.* | Zuora, Inc.* |
| 8x8, Inc. | | | | |

*Added for 2024 peer group*

*Market Cap range of 2024 peer group as of June 30, 2023 (time of peer group construction): 0.35x - 4.9x PROS $1.4B market cap on 6/30/24*
*Latest TTM Revenue range of 2024 peer group as of June 30, 2023: 0.7x - 2.5x PROS $301M 2023 analyst consensus revenue at the time*

The CLD Committee reviewed the peer group again in August 2024 for purposes of informing executive compensation decisions for 2025 and made several changes with a focus on aligning the group's overall financial size closer to PROS at the time. The following three companies were removed from the peer group because their market cap had fallen below the CLD Committee's desired range: 8x8, Domo and OneSpan. SPS Commerce was removed because its market cap had risen above the CLD Committee's desired range. Sumo Logic was removed because it was acquired, and Yext was removed because its lack of CEO cash compensation made it difficult to use for benchmarking. Six new peers were added for the 2025 peer group, each of which are software companies that had similar revenue and market cap to ours at the time: Couchbase, JFrog, MeridianLink, Phreesia, SolarWinds and Sprout Social. We believe that all companies in the 2025 peer group are in a comparable and appropriate size range, are similar in terms of their scope and complexity, and are representative of widely-accepted peer group development best practices. A complete list of the 2025 peer group is set forth in the following table:

| 2025 Peer Group (Count = 16) | | | | |
|---|---|---|---|---|
| BigCommerce Holdings, Inc. | BlackLine, Inc. | Couchbase, Inc.* | E2open Parent Holdings, Inc. | Everbridge, Inc. |
| JFrog Ltd.* | MeridianLink, Inc.* | Model N, Inc. | PagerDuty, Inc. | Phreesia, Inc.* |
| Q2 Holdings, Inc. | Rapid7, Inc. | SolarWinds Corporation* | Sprout Social, Inc.* | Workiva Inc. |
| Zuora, Inc. | | | | |

*Added for 2025 peer group*

*Market Cap range of 2025 peer group as of July 12, 2024 (time of peer group construction): 0.5x - 3.5x PROS $1.2B market cap on 7/12/24*
*Latest TTM Revenue range of 2025 peer group as of July 12, 2024: 0.6x - 2.4x PROS $334M 2024 analyst consensus revenue at the time*

**Compensation Program Design and Goal Setting.**

**Competitive Pay**

| Impact in 2024 |
|---|
| At the time the CLD Committee made its 2024 executive compensation decisions, our Company's 2023 operational performance, including double digit year-over-year increases in subscription and total revenue, and peer group benchmarking data informed the 2024 executive compensation decisions which included flat target cash and increases to long-term incentive grant values, although the number of shares granted decreased 7-8% compared to 2023 due to the higher share price at the time of 2024 awards. |

**Pay for Performance**

| Impact in 2024 |
|---|
| We produced solid financial results in 2024, including subscription revenue growth of 14%, total revenue growth of 9% and saw continued improvement in operating cash flow. Even with these strong financial results, our practice of setting aggressive performance targets resulted in NEO bonus achievement of 66% of target. 0% of the 2022 MSUs were earned (any earned portion would have vested in January 2025). The January 2023 MSUs were tracking at only 3% of target and the January and April 2024 MSUs were tracking at 0% of target (based on relative TSR performance through 12/31/24). |

**Align the interests of our executives and stockholders**

| Impact in 2024 |
|---|
| Our NEO bonus plan is based on growth targets established at beginning of period. NEOs receive a mix of time-based and performance-based equity; 40% of our NEOs' annual equity grant value is in performance-based equity awards. We maintain robust stock ownership guidelines for our NEOs; our CEO continues to hold a significant amount of PROS stock. |

**Annual Compensation Evaluation.** In early 2024, Mr. Reiner reviewed the performance and compensation of our CFO and made recommendations to the CLD Committee. In making its decisions regarding executive compensation, the CLD Committee meets outside the presence of executive officers when making final decisions about each executive. The CEO is periodically present during portions of deliberations that relate to the compensation for other executives but does not participate in discussions regarding his own pay. In addition, the CLD Committee has delegated to the CEO the authority to make share-based awards to employees below the VP level within certain limitations on aggregate grants and specific award terms.

## 2024 Executive Compensation Components

Our CLD Committee chose to make the NEO compensation decisions for 2024 set forth below after reviewing each leader's tenure and compensation history with us, the Company's and each leader's prior year performance, the compensation practices from our 2024 peer group, each leader's compensation relative to our updated peer group and feedback from stockholder engagement. Mr. McNabb's compensation was established at the time of his hiring in April 2024.

### *Base Salaries*

The CLD Committee determines salaries on an annual basis after taking into account the competitive landscape, including the compensation practices of the companies in our selected peer group, our business strategy, our general performance and certain individual factors, such as position, salary history, individual performance and contribution, and length of service with the Company.

*Base Salaries for 2024.* The CLD Committee kept our CEO's base salary the same for 2024, the fourth year for Mr. Reiner at the same base salary. The CLD Committee increased our CFO's base salary for 2024 by 4.2% based on competitive data from the peer group. This increase followed three years for Mr. Schulz at the same base salary. Mr. McNabb's base salary was established at the time of his hiring in April 2024. The following table sets forth the annual base salaries for the past two years for each of our NEOs:

| | Annual Base Salaries | | |
|---|---|---|---|
| Named Executive Officer | 2023 | 2024 | % Increase |
| Andres D. Reiner | $ 540,000 | $ 540,000 | — |
| Stefan B. Schulz | $ 405,000 | $ 422,000 | 4.2% |
| Todd McNabb | — | $ 450,000 | — |

### *Annual Cash Incentives*

*NEO Cash Incentive Plan for 2024.* The NEO cash incentive plan for 2024 (2024 NEO Plan) was established by the CLD Committee in February 2024. Recognizing the importance of continuing to grow the top-line results while maintaining operational discipline, the 2024 NEO Plan contained two performance measures: total revenue and free cash flow. Free cash flow is a non-GAAP financial measure consisting of net cash provided by (used in) operating activities, excluding severance payments, less capital expenditures and capitalized internal-use software development costs. The 2024 NEO Plan also included a minimum adjusted EBITDA threshold (Minimum EBITDA Threshold) required to be met; otherwise the funding for the 2024 NEO Plan would be reduced to achieve the Minimum EBITDA Threshold. Adjusted EBITDA is a non-GAAP financial measure calculated as GAAP net income (loss) before interest expense, provision for income taxes, depreciation and amortization, as adjusted to eliminate the effect of stock-based compensation cost, severance, amortization of acquisition-related intangibles, depreciation and amortization, and capitalized internal-use software development costs. The Minimum EBITDA Threshold for the 2024 NEO Plan was $17.5 million. A reconciliation of GAAP to non-GAAP measures is provided in the Appendix.

The CLD Committee believes that total revenue, a metric that measures top-line performance of the Company, and free cash flow, an indicator of the Company improving its operational efficiency, were the most appropriate measures for the 2024 NEO Plan and reflect previous stockholder feedback to use a top-line metric and a profitability metric. The weighting of the 2024 NEO Plan components is set forth in the following table:

| Component | Weighting |
|---|---|
| Total revenue | 50% |
| Free cash flow | 50% |

Each NEO's target payout was established as a percentage of base salary as set forth below. Mr. Reiner's target bonus remained unchanged in 2024 as compared to 2023. Mr. Schulz's target bonus amount increased modestly as a function of his small increase in base salary for 2024. Mr. McNabb's target bonus amount was established at the time of his hiring in April 2024. Actual payout can range from 0% to 150% with the threshold payout being 50% of such target amount when the minimum performance is achieved (subject to the Minimum EBITDA Threshold). Actual payouts under the 2024 NEO Plan were based on Company performance compared to goals for each component's target set by the CLD Committee in February 2024. These aggressive goals were established to drive performance above stockholder expectations.

We achieved above the minimum but not the target amounts for each of the total revenue and free cash flow targets, and the resulting payout was 66% of target. The Minimum EBITDA Threshold was met and thus payout of 66% was paid as calculated. No discretionary adjustments or changes to the goals were made after the 2024 NEO Plan was set at the beginning of the year. The minimum threshold, target and maximum goals for each component are set forth in the following table (linear interpolation applies between performance levels):

| Component | Goals ($ in millions) | | | Performance Achieved |
|---|---|---|---|---|
| | Threshold | Target | Maximum | |
| Total revenue | $330.0 | $338.0 | $342.0 | $330.4 |
| Free cash flow | $22.0 | $29.0 | $33.0 | $26.2 |
| Payout | 50% | 100% | 150% | 66% |

| Named Executive Officer | Target Payout | | Actual Payout | |
|---|---|---|---|---|
| | As a % of Base | Amount | Incentive Paid | As a % of Target |
| Andres D. Reiner | 110% | $594,000 | $392,040 | 66.0% |
| Stefan B. Schulz | 80% | $337,600 | $222,816 | 66.0% |
| Todd McNabb | 100% | $450,000 | $209,361 (1) | 66.0% |

(1) Mr. McNabb's bonus payout was pro rated for the portion of the year he was employed with the Company.

*NEO Cash Incentive Plan for 2025.* Our 2025 NEO cash incentive plan continues to reward our NEOs based on performance aligned to our commitment of profitable revenue growth. Building upon the 2024 NEO Plan, we maintain our emphasis on two key metrics: total revenue (measuring our top-line performance) and free cash flow (indicating operational efficiency). Given our positive adjusted EBITDA for the past two years, the Minimum EBITDA Threshold has been eliminated for the 2025 NEO Plan. We remain steadfast in our commitment to growth, profitability and transparency, guided by stockholder feedback.

### *Equity Awards*

The CLD Committee believes that equity compensation is an essential tool to align the long-term interests of our NEOs and employees with those of our stockholders. The CLD Committee awards a mix of performance-based equity awards and time-based equity awards to our NEOs. The CLD Committee determines the size of awards following review of competitive market data from our peer group, as well as subjective factors such as relative job scope, individual performance, tenure and experience, expected future contributions to the growth and development of the Company, Company performance, historical equity compensation awarded to each NEO and the unvested equity held by each NEO.  The CLD Committee is satisfied that the NEO equity compensation program is well-aligned with stockholders, which is demonstrated by the meaningfully lower Compensation Actually Paid (CAP) values compared to the Summary Compensation Table-reported values during years in which the Company's stock price decreased, and higher CAP values for years during which the stock price increased (see *Pay vs. Performance* table).  The CLD Committee increased intended grant values in 2024 as compared to intended grant values in 2023 based on several factors, including market data from the 2024 peer group and our relative outperformance in 2023. However, the number of shares granted to our CEO and CFO in 2024 was 7-8% lower than the number of shares granted to them in 2023 due to a meaningfully higher stock price at the time of 2024 awards. Furthermore, the intrinsic value of our NEOs' 2024 equity awards was significantly lower at the end of the year than at the time of grant due to our share price decline after the awards were granted.

For 2024, each NEO received a mix of performance-based and time-based RSUs based upon a target award value as set forth below:

| Named Executive Officer | | Target Award Value (000s) | Mix of Equity Award Types[1] | | Share Price at Grant | Units Granted | | Value Tracking at 12/31/2024 [4] |
|---|---|---|---|---|---|---|---|---|
| | | | Target MSUs | RSUs | | Target MSUs | RSUs | |
| Andres D. Reiner | | $7,600 | 40% | 60% | $35.18 | 86,412 | 129,619 | 2,846,433 |
| Stefan B. Schulz | | $4,000 | 40% | 60% | $35.18 | 45,480 | 68,220 | 1,498,111 |
| Todd McNabb | [2] | $4,250 | 40% | 60% | $33.48 | 47,789 | 79,151 | 1,738,156 |
| | [3] | $2,000 | —% | 100% | $18.97 | — | 105,429 | 2,315,221 |

(1) The calculation of the number of respective units to grant was determined by the CLD Committee based upon the closing stock price of our Common Stock on the date of grant of the MSUs and RSUs, January 12, 2024 in the case of Messrs. Reiner and Schulz and April 18, 2024 in the case of Mr. McNabb.

(2) In addition to the $4 million in intended target award value of MSUs and RSUs granted, Mr. McNabb received $250,000 in intended target value of time-based RSUs vesting one year after the date of grant as part of his sign-on compensation package.

(3) On October 16, 2024, Mr. McNabb received a one-time $2,000,000 time-based RSU award in recognition of his early contributions to the business and our commitment to his continued success at PROS.

(4) The tracked value as of 12/31/2024 is based on a stock price of $21.96 and a tracked attainment of 0% for 2024 MSUs.

Target MSUs represent 40% of our intended NEO equity awards and RSUs represent the remaining 60%, which is a higher performance-based mix than the average performance-based award mix for similarly-situated executives in our 2024 peer group. The CLD Committee selected this mix for our NEOs to be competitive with our peers and aligned with typical peer group practices.

*Market Stock Units (MSUs).*  In 2024, the CLD Committee granted MSUs for the performance-based equity component.  The number of shares that will actually be earned will depend on our total stockholder return (TSR) for the three-year period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index (Index). To earn MSUs at target, we must outperform the Index by 5 percentage points. If we under-perform this level, the percentage at which the MSUs are earned will be reduced from 100% at a rate of 2.5 to 1 (2½-percentage-point reduction in the number of units for each percentage point of under-performance below 5 percentage points above the Index), with a minimum of 0% of MSUs earned at 35 percentage points of Index under-performance. If we outperform the Index beyond 5 percentage points better, then the MSUs will be increased above 100% of target, at a rate of 2.5 to 1 (2½-percentage-point increase in units for each percentage point of out-performance), with a maximum percentage of 200% MSUs earned. The units earned, if any, will vest on January 31, 2027. If the minimum performance threshold is not met, there will be no payout.

| 2024 MSUs Thresholds | Units Earned | TSR Outperformance |
|---|---|---|
| Maximum | 200% | +45% |
| Target | 100% | +5% |
| Minimum | —% | (35)% |

As stated above, the 2024 MSUs will measure our relative TSR over a three-year period ending December 31, 2026. If the performance period for the 2024 MSUs had ended on December 31, 2024, 0% of such MSUs would have been earned as the Company underperformed the benchmark during the first year of the three-year performance period.

*Time-based RSUs*. RSUs granted in 2024 to our NEOs vest 25% on the one year anniversary of the grant date and an additional 6.25% vests each quarter thereafter over the subsequent three years (i.e. four-year total vesting period), assuming continued employment over the vesting period, and settle in shares of our Common Stock upon vesting. See 2024 award detail included in the *Grants of Plan-Based Awards* table.

## Performance of Previously Awarded Performance-Based Equity Awards

The following sections set forth information regarding the performance against the benchmark of previously awarded performance-based equity awards.

***2022 MSUs.*** MSUs were granted in January 2022 to Messrs. Reiner and Schulz. The 2022 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2024. The 2022 MSUs were earned at 0% of target due to under performance against the benchmark across the performance period.

***2023 MSUs.*** MSUs were granted in January 2023 to Messrs. Reiner and Schulz. The 2023 MSUs are earned based on our relative TSR over a three-year performance period ending December 31, 2025. The 2023 MSUs were tracking to be earned at 3% of target if performance was measured at December 31, 2024.

***2024 MSUs.*** MSUs were granted in January 2024 to Messrs. Reiner and Schulz and in April 2024 to Mr. McNabb. The 2024 MSUs are earned base on our relative TSR over a three-year performance period ending December 31, 2026. The 2024 MSUs were tracking to be earned at 0% of target if performance was measured at December 31, 2024.

## Other Compensation

Our NEOs are eligible to participate in our health and welfare programs, 401(k) plan, Employee Stock Purchase Plan and other benefit programs on the same basis as other U.S. employees. We also offer our NEOs reimbursement for the costs of an annual executive physical.

## Severance Compensation and Termination Protection

We generally provide our NEOs with severance packages if they are terminated without cause (as defined in their employment agreements) or for good reason (as defined in their employment agreements). The amount of severance benefits is described below, and in more detail elsewhere in the section titled *Potential Payments Upon Termination or Change of Control*. The CLD Committee reviews the potential payouts to ensure their market-competitiveness in order to incentivize our NEOs to maintain focus on both daily and long-term efforts.

Our severance compensation provisions are designed to meet the following objectives:

- *Change in Control*: As part of our normal course of business, we may engage in discussions with other companies about possible collaborations and/or other ways in which the companies may work together to further our respective long-term objectives. In certain scenarios, the potential for merger or being acquired may be in the best interests of our stockholders. We provide a component of severance compensation if a NEO is terminated as a result of a change of control transaction to promote the ability of our NEOs to act in the best interests of our stockholders even though they could be terminated as a result of a transaction.

- *Termination Without Cause or For Good Reason*: If we terminate the employment of one of our NEOs "without cause" or one of our NEOs resigns for "good reason," each as defined in the applicable agreement, we are obligated to make certain payments based on the NEO's then-effective base salary. We believe this is appropriate because the terminated NEO is bound by confidentiality and non-competition provisions continuing after termination. We also believe it is beneficial to have a mutually-agreed severance package in place prior to any termination event to avoid disruptive conflicts and provide us with more flexibility to make a change in management if such a change is in our and our stockholders' best interests.

# Other

## Tax and Accounting Considerations

*Limits on Deductibility of Compensation.* Section 162(m) of the Code generally prevents us from deducting as a business expense that portion of compensation paid to certain of our officers that exceeds $1,000,000. The CLD Committee believes that its primary responsibility is to provide a compensation program to meet our stated business objectives, and accordingly the Company reserves the right to pay compensation that is not tax-deductible if it determines that such a payment is in the best interests of the Company and our stockholders.

**Clawback Policies.** In accordance with SEC rules and the requirements of the NYSE listing standards, in 2023, our Board adopted an executive clawback policy (Executive Clawback Policy) that empowers the Company to recover certain incentive compensation erroneously awarded to a current or former "Section 16 officer," as defined in Rule 16a-1(f) under the Securities and Exchange Act of 1934, as amended, in the event of an accounting restatement. A copy of the Executive Clawback Policy is filed as Exhibit 97.1 to our *2023 10-K*. Additionally, the 2017 Plan includes a reimbursement provision applicable to all awards, including cash and all types of equity (including time-based and performance-based equity awards), and profits from securities sales in the event of accounting restatements due to material noncompliance as a result of misconduct. Any participant who knowingly or through gross negligence engaged in, or failed to prevent, the misconduct is subject to the reimbursement provision as detailed in the 2017 Plan.

# EXECUTIVE COMPENSATION

## Summary Compensation Table

The following table presents the compensation paid to or earned by our NEOs during 2024, 2023, and 2022:

| Name and Principal Position | Year | Salary | Bonus | Stock Awards (1) | Non-Equity Incentive Plan Compensation | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|
| **Andres D. Reiner** | 2024 | $ 540,000 | $ — | $8,108,937 (2) | $ 392,040 | $ 17,324 (3) | $ 9,058,301 |
| *President and Chief* | 2023 | $ 540,000 | $ — | $6,219,177 (4) | $ 783,486 | $ 11,787 | $ 7,554,450 |
| *Executive Officer* | 2022 | $ 540,000 | $ — | $5,970,413 (5) | $ 179,388 | $ 12,200 | $ 6,702,001 |
| **Stefan B. Schulz** | 2024 | $ 422,000 | $ — | $4,267,844 (6) | $ 222,816 | $ 12,900 (3) | $ 4,925,560 |
| *Executive Vice President* | 2023 | $ 405,000 | $ — | $3,302,199 (7) | $ 427,356 | $ 8,250 | $ 4,142,805 |
| *and Chief Financial Officer* | 2022 | $ 405,000 | $ — | $2,671,056 (8) | $ 97,848 | $ 12,200 | $ 3,186,104 |
| **Todd McNabb** | 2024 | $ 315,341 (9) | $ — | $6,411,943 (10) | $ 209,361 | $ 11,500 (3) | $ 6,948,145 |
| *Chief Revenue Officer* | | | | | | | |

(1) Represents the aggregate grant date fair value of equity awards granted in the specified fiscal year as calculated in accordance with GAAP. For additional information about equity award valuation assumptions, refer to Note 12 of our financial statements in our *2024 10-K*.

(2) Represents 129,619 RSUs and 86,412 Target MSUs awarded to Mr. Reiner on January 12, 2024. The 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $35.18 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $41.07 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards*.

(3) Represents $13,800, $12,900 and $11,500 in 401(k) Company match for Messrs. Reiner, Schulz and McNabb, respectively. For Mr. Reiner, this amount includes $3,524 in expense associated with an annual executive physical.

(4) Represents 139,506 RSUs and 93,004 Target MSUs awarded to Mr. Reiner on January 12, 2023. The 2023 RSUs vest 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $24.30 per unit. The 2023 MSUs settle on January 31, 2026 if performance is achieved, and have a grant date fair value of $30.42 per unit.

(5) Represents 85,536 RSUs and 85,536 Target MSUs awarded to Mr. Reiner on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025 if performance is achieved, and have a grant date fair value of $37.65 per unit.

(6) Represents 68,220 RSUs and 45,480 Target MSUs awarded to Mr. Schulz on January 12, 2024. The 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $35.18 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $41.07 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards*.

(7) Represents 74,074 RSUs and 49,382 Target MSUs awarded to Mr. Schulz on January 12, 2023. The 2023 RSUs vest 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter and have a grant date fair value of $24.30 per unit. The 2023 MSUs settle on January 31, 2026 if performance is achieved, and have a grant date fair value of $30.42 per unit.

(8) Represents 46,656 RSUs and 31,104 MSUs awarded to Mr. Schulz on January 10, 2022. The 2022 RSUs vest 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter and have a grant date fair value of $32.15 per unit. The 2022 MSUs settle on January 31, 2025, and have a grant date fair value of $37.65 per unit.

(9) Mr. McNabb joined PROS on April 18, 2024; his annual base salary of $450,000 was pro rated.

(10) Represents 79,151 RSUs and 47,789 Target MSUs awarded to Mr. McNabb on April 18, 2024, and 105,429 RSUs awarded to Mr. McNabb on October 16, 2024. Of the RSUs awarded in April, 7,467 of them vest 100% on April 18, 2025; the remaining RSUs vest 25% on April 18, 2025 and 6.25% on the 18th day of the first month of each quarter thereafter and have a grant date fair value of $33.48 per unit. The RSUs awarded in October vest 25% on October 16, 2025 and 6.25% on the 16th day of the first month of each quarter thereafter and have a grant date fair value of $18.97 per unit. The 2024 MSUs settle on January 31, 2027 if performance is achieved, and have a grant date fair value of $36.87 per unit. For additional information on the 2024 RSUs and 2024 MSUs, see *Grants of Plan-Based Awards.*

## Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our NEOs during 2024:

| Named Executive Officer | Type of Award | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | All Other Stock Awards: Number of Shares of Stock or Units (#) | FMV on Grant Date ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
| | | | Threshold ($) | Target ($) | Maximum ($) | Target (#) | Maximum (#) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Andres D. Reiner | RSU | 1/12/2024 | | | | | | 129,619 | $ 35.18 | $4,559,996 |
| | MSU[1] | 1/12/2024 | | | | 86,412 | 172,824 | | $ 41.07 | $3,548,941 |
| | Cash incentive[2] | | $148,500 | $594,000 | $ 891,000 | | | | | |
| Stefan B. Schulz | RSU | 1/12/2024 | | | | | | 68,220 | $ 35.18 | $2,399,980 |
| | MSU[1] | 1/12/2024 | | | | 45,480 | 90,960 | | $ 41.07 | $1,867,864 |
| | Cash incentive[2] | | $ 84,400 | $337,600 | $ 506,400 | | | | | |
| Todd McNabb | RSU | 4/18/2024 | | | | | | 79,151 | $ 33.48 | $2,649,975 |
| | RSU | 10/16/2024 | | | | | | 105,429 | $ 18.97 | $1,999,988 |
| | MSU[1] | 4/18/2024 | | | | 47,789 | 95,578 | | $ 36.87 | $1,761,980 |
| | Cash incentive[2] | | $112,500 | $450,000 | $ 675,000 | | | | | |

(1) The 2024 MSUs are performance-vesting units. The 2024 MSUs settle on January 31, 2027, and the number of shares of Common Stock issuable upon settlement is based on the Company's TSR in relation to the Russell 2000 Index (Index) over a three-year measurement period ending December 31, 2026. The range of shares of Company stock that may be earned is 0% to 200%. Total MSU grant date fair value is calculated by multiplying the target number of units awarded by the grant date fair value of $41.07 per unit in the case of Messrs. Reiner and Schulz, and $36.87 per unit in the case of Mr. McNabb. This grant date fair value per unit is estimated by the Company on the date of grant using a Monte Carlo simulation model. The model is affected by the Company's stock price and a number of assumptions including the expected volatility of the Company's stock and the Index, its risk-free interest rate and expected dividends. For more information on the assumptions and methodology used to estimate fair market value for MSUs, please see Note 12 of our financial statements in our *2024 10-K*.

(2) Amounts represent the threshold, target and maximum payouts for the 2024 NEO Plan based on total revenue and free cash flow attainment, as described in the Components of 2024 Executive Compensation section above. The 2024 NEO Plan included a Minimum EBITDA Threshold that if not achieved would reduce the actual payouts from those calculated from the total revenue and free cash flow attainment. Therefore, actual payouts under the 2024 NEO Plan could have been less than the threshold amounts. The actual cash incentive bonus earned for 2024 is reported in the 2024 Summary Compensation Table.

## Outstanding Equity Awards at Fiscal Year End

The following table presents the number of outstanding equity awards held by our NEOs as of December 31, 2024 and the value of such awards based on the closing stock price of $21.96 as of December 31, 2024 (the last trading day on the NYSE in 2024):

| Named Executive Officer | Stock Awards | | |
|---|---|---|---|
| | Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
| Andres D. Reiner | 14,619 | (1) | $ 321,033 |
| | 26,730 | (2) | $ 586,991 |
| | 78,473 | (3) | $ 1,723,267 |
| | 93,004 | (4) | $ 2,042,368 |
| | 129,619 | (5) | $ 2,846,433 |
| | 86,412 | (6) | $ 1,897,608 |
| Stefan B. Schulz | 9,315 | (1) | $ 204,557 |
| | 14,580 | (2) | $ 320,177 |
| | 41,669 | (3) | $ 915,051 |
| | 49,382 | (4) | $ 1,084,429 |
| | 68,220 | (5) | $ 1,498,111 |
| | 45,480 | (6) | $ 998,741 |
| Todd McNabb | 7,467 | (7) | $ 163,975 |
| | 71,684 | (8) | $ 1,574,181 |
| | 47,789 | (9) | $ 1,049,446 |
| | 105,429 | (10) | $ 2,315,221 |

(1) Represents 2021 RSUs awarded to Messrs. Reiner and Schulz on January 11, 2021. These 2021 RSUs vest annually in one-fourth installments on January 11th of each year through 2025.

(2) Represents 2022 RSUs awarded to Messrs. Reiner and Schulz on January 10, 2022. These 2022 RSUs vested 25% on January 10, 2023 and 6.25% on the 10th day of the first month of each quarter thereafter.

(3) Represents 2023 RSUs awarded to Messrs. Reiner and Schulz on January 12, 2023. These 2023 RSUs vested 25% on January 12, 2024 and 6.25% on the 12th day of the first month of each quarter thereafter.

(4) Represents 2023 MSUs awarded to Messrs. Reiner and Schulz on January 12, 2023. These 2023 MSUs settle on January 31, 2026. The amounts shown above reflect the number of 2023 MSUs that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2023 through December 31, 2025 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 3% of the target MSUs would have been earned.

(5) Represents 2024 RSUs awarded to Messrs. Reiner and Schulz on January 12, 2024. These 2024 RSUs vest 25% on January 12, 2025 and 6.25% on the 12th day of the first month of each quarter thereafter.

(6) Represents 2024 MSUs awarded to Messrs. Reiner and Schulz on January 12, 2024. These 2024 MSUs settle on January 31, 2027. The amounts shown above reflect the number of 2024 MSUs that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 0% of the target MSUs would have been earned.

(7) Represents RSUs awarded to Mr. McNabb upon commencement of his employment. These RSUs vest 100% on the one-year anniversary of the grant date, April 18, 2025.

(8) Represents RSUs awarded to Mr. McNabb upon commencement of his employment. These RSUs vest 25% on April 18, 2025 and 6.25% on the 18th day of the first month of each quarter thereafter.

(9) Represents 2024 MSUs awarded to Mr. McNabb on April 18, 2024. These 2024 MSUs settle on January 31, 2027. The amount shown above reflects the number of 2024 MSUs that would be earned if the performance goals related to these awards were met at the target evel at the end of the performance period. The number of shares that will actually be earned will depend on our TSR for the period from January 1, 2024 through December 31, 2026 as compared to the Russell 2000 Index. If the performance period had ended as of December 31, 2024, 0% of the target MSUs would have been earned.

(10) Represents RSUs awarded to Mr. McNabb on October 16, 2024.These 2024 RSUs vest 25% on October 16, 2025 and 6.25% on the 16th day of the second month of each quarter thereafter.

## Option Exercises and Equity Awards Vested

The following table presents information on the exercises of stock options, if any, and vesting of RSUs and MSUs for our NEOs during the year ended December 31, 2024:

| | Option Awards | | Stock Awards | | |
|---|---|---|---|---|---|
| **Named Executive Officer** | Number of shares acquired on exercise (#) | Value realized on exercise ($) | Number of shares acquired on RSU vesting (#) | Number of shares acquired on MSU vesting [1] (#) | Value realized on vesting ($) |
| Andres D. Reiner | — | — | 106,911 | 17,484 | $ 3,973,834 |
| Stefan B. Schulz | — | — | 59,034 | 7,426 | $ 2,122,594 |
| Todd McNabb | — | — | — | — | — |

(1)        MSUs settled in January 2024 were for the 2021 MSUs with a performance period from 2021 - 2023.

## Employment Agreements

We have entered into employment agreements with each of our NEOs.  Each agreement has a three-year initial term and automatically renews for three-year terms unless the Company decides not to renew.  The base salary due under each agreement is subject to periodic review by our CLD Committee.  Each  agreement  includes non-competition and non-solicitation restrictions during the executive's employment and for 12-months post employment. Under each agreement, in the event that the executive's employment is terminated by us without cause, if he resigns for good reason, or we decide not to renew his agreement, in any of these cases, within six months prior to, or any time after, a change of control of the Company, he will receive (i) an amount equal to 150% of his annual salary, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of an aggregate bonus equal to 100% of performance targets, including any discretionary components, within the bonus plan in effect as if employed by us for eighteen months, (iv) an amount equal to 18 times the monthly cost of his health benefits, and (v) the acceleration of vesting of all equity awards with respect to shares that would have vested following the termination date. In addition, under each of these agreements, if the executive's employment with us terminates due to his death or disability, his employment will automatically terminate and he will be entitled to accelerated vesting of (i) all equity awards with respect to all shares that would have vested after the termination date, and (ii) all MSUs at 100% of the target number granted. In addition, if following a change of control of the Company, the surviving or acquiring entity (or its parent entity) elects not to assume, continue or substitute for the equity awards or options due under the 2017 Plan, all outstanding equity awards and options under each plan will vest in full and become fully exercisable.

*Andres D. Reiner*.   In December 2018, we entered into a second amended and restated employment agreement with Mr. Reiner.  In the event Mr. Reiner's employment with us is terminated by him for good reason, by us without cause or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of Mr. Reiner's health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following his termination date, and (vi) the acceleration of vesting of all market stock awards where the number of units vesting is determined as if the performance period ended on his termination date.

*Stefan B. Schulz*.  In November 2023, we entered into an amended and restated employment agreement with Mr. Schulz.  In the event Mr. Schulz's employment with us is terminated by him for good reason, by us without cause, or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of his health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination and prior to the first anniversary of his termination date, and (vi) the acceleration of vesting of all market stock awards scheduled to vest prior to the first anniversary of his termination date, where the applicable performance period is deemed to have ended on his termination date.

*Todd McNabb*.  In April 2024, we entered into an employment agreement with Mr. McNabb.  In the event Mr. McNabb's employment with us is terminated by him for good reason, by us without cause, or we decide not to renew his agreement, he will receive (i) his full base salary each month for the following 12 months, (ii) any unpaid bonus earned prior to the termination relating to periods preceding the date of termination, (iii) the payment of a bonus at 100% of performance targets, including discretionary components, within the bonus plan in effect as if employed by us for 12 months, (iv) an amount equal to 12 times the monthly cost of his health benefits, (v) the acceleration of vesting of all equity awards with respect to such shares that would have vested following the date of termination and prior to the first anniversary of his termination date, and (vi) the acceleration of vesting of all market stock awards scheduled to vest prior to the first anniversary of his termination date, where the applicable performance period is deemed to have ended on his termination date.

"Cause" is defined in these agreements as (a) the unauthorized use or disclosure of the confidential information or trade secrets of the Company by the officer which use or disclosure causes material harm to the Company, (b) the officer's conviction of, or a plea of guilty or no contest to, a felony or any other crime involving dishonesty or moral turpitude under the laws of the United States; (c) any intentional wrongdoing by the officer, whether by omission or commission, which adversely affects the business or affairs of the Company; (d) continued failure to perform assigned duties (other than by reason of disability) or comply with any Company policy after notice and a cure period; (e) any material breach by the officer of his employment agreement or any other agreement between the officer and the Company after notice and a cure period; and (f) any failure to cooperate in good faith with the Company in any governmental investigation or formal proceeding.

Each of our NEOs can resign for "good reason" and be entitled to certain severance payments as detailed below in the table titled "Potential Payments Upon Termination of Employment or Change of Control." "Good reason" is defined in their employment agreements as (i) a material diminution in the officer's authority, duties or responsibilities or the assignment of duties that are not materially commensurate with the officer's position with the Company; (ii) a material reduction in base salary, other than a reduction which is part of a general reduction affecting all employees; (iii) the relocation of the officer's principal place of service to his employer to more than 25 miles from the principal place of service as of the effective date of the officer's employment agreement; (iv) any failure by the Company to continue to provide the officer with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee holding a comparable position with the Company, in any material benefit or compensation plans and programs, which results in a material detriment to him; (v) any material breach by the Company of any provision of the officer's employment agreement; or (vi) any failure by any successor corporation to assume the Company's obligations under the officer's employment agreement.

## Potential Payments Upon Termination of Employment or Change of Control

The following table represents amounts payable at, following, or in connection with the events described below, assuming that such events occurred on December 31, 2024 for each of the NEOs:

| Named Executive Officer | Severance | Annual Bonus Payment | Equity Grants | Welfare Benefits | Total Payment |
|---|---|---|---|---|---|
| **Andres D. Reiner** | | | | | |
| Death or Disability (1) | — | — | $ 5,549,207 | — | $ 5,549,207 |
| Termination (2) | $ 1,134,000 | $ 392,040 | $ 5,549,207 | $ 31,540 | $ 7,106,787 |
| Termination on Change of Control (3) | $ 1,701,000 | $ 392,040 | $ 5,549,207 | $ 47,311 | $ 7,689,558 |
| Vesting on Change of Control (4) | — | — | $ 47,655 | — | $ 47,655 |
| Retirement (5) | — | — | $ 3,551,568 | — | $ 3,551,568 |
| **Stefan B. Schulz** | | | | | |
| Death or Disability (1) | — | — | $ 2,975,852 | — | $ 2,975,852 |
| Termination (2) | $ 759,600 | $ 222,816 | $ 1,044,191 | $ 22,164 | $ 2,048,771 |
| Termination on Change of Control (3) | $ 1,139,400 | $ 222,816 | $ 2,975,852 | $ 33,246 | $ 4,371,314 |
| Vesting on Change of Control (4) | — | — | $ 25,303 | — | $ 25,303 |
| Retirement (5) | — | — | $ 1,921,779 | — | $ 1,921,779 |
| **Todd McNabb** | | | | | |
| Death or Disability (1) | — | — | $ 5,102,823 | — | $ 5,102,823 |
| Termination (2) | $ 900,000 | $ 209,361 | $ 1,333,082 | $ — | $ 2,442,443 |
| Termination on Change of Control (3) | $ 1,350,000 | $ 209,361 | $ 4,053,377 | $ — | $ 5,612,738 |
| Vesting on Change of Control (4) | — | — | $ — | — | $ — |
| Retirement (5) | — | — | $ — | — | $ — |

(1) *Death or Disability.* In the event of a termination of employment due to death or disability, certain equity awards will vest. Pursuant to their employment agreements, in such event, a NEO is entitled to full acceleration of all outstanding RSUs. Pursuant to the MSU award agreements, in such event, performance for outstanding MSUs would be measured as of the date of such termination and the number of earned units would settle shortly thereafter.

(2) *Termination.* In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer and the definitions of Cause and Good Reason, see *Employment Agreements* above.

(3) *Termination on Change of Control.* In the event of an involuntary termination of employment by the Company without Cause or a termination of employment by the executive officer for Good Reason, in either event during the six-month period prior to a Change of Control or after a Change of Control, certain severance, bonus, equity vesting and other benefits are due. For an explanation of these benefits by executive officer, see *Employment Agreements* above.

(4) *Vesting on Change of Control.* In the event of a Change of Control, certain performance-based equity awards accelerate their vesting by their terms, with the respective performance period deemed to have ended as of the date of the Change of Control. For MSUs, a Change of Control triggers a measurement of performance as of the Change of Control. Earned MSUs based on this measurement are paid out to the executives as of the Change of Control pro rata based on the length of the performance period concluded prior to the Change of Control. The remaining earned MSUs vest at the end of the original performance period.

(5) *Retirement.* In the event of retirement in which the executive provides advance notice of retirement and meets certain other qualifying conditions, certain equity awards may continue to vest post-retirement.

## CEO Pay Ratio

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Company is required to provide the ratio of the annual total compensation of our CEO (as set forth in the Summary Compensation Table above) to the annual total compensation of the median employee of the Company (Pay Ratio Disclosure). For 2024, the annual total compensation of the median employee of the Company and its subsidiaries other than our CEO, was $82,510.78. Our CEO's total annual compensation for 2024 for purposes of the Pay Ratio Disclosure was $9.06 million. Our CEO's compensation set forth in the *Summary Compensation Table* does not necessarily equate to actual realizable pay. The ratio of the total annual compensation of our CEO to the median of all other employees was 109:1. As SEC rules permit different methodologies, exemptions, estimates and assumptions for identifying the median employee and calculating pay ratio, our Pay Ratio Disclosure may not be comparable to the pay ratio reported by other companies.

We identified the median employee by examining the 2024 total cash compensation for all individuals, excluding our CEO, who were employed by us during the 2024 calendar year (whether employed on a full-time, part-time or seasonal basis). For such employees, we did not make any assumptions, adjustments or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2024. We used the relevant exchange rate on December 31, 2024. After identifying the median employee criteria, we calculated annual total compensation for such employee and compared it to the CEO's total compensation as set forth in the *Summary Compensation Table* above.

## Pay Versus Performance

| Year | SCT Total Compensation for CEO | Compensation Actually Paid to CEO (1) | Average SCT Total Compensation for Other NEOs (2) | Average Compensation Actually Paid to Other NEOs (1)(2) | Value of Initial Fixed $100 Investment Based On: | | Net (Loss) Income (in millions) | Total Revenue (in millions) |
|---|---|---|---|---|---|---|---|---|
| | | | | | PROS Cumulative TSR | Peer Group Cumulative TSR (3) | | |
| 2024 | $ 9,058,301 | $ 219,231 | $ 5,936,852 | $ 3,394,170 | $ 37 | $ 134 | $ (20) | $ 330 |
| 2023 | $ 7,554,450 | $ 16,408,590 | $ 4,142,805 | $ 8,476,831 | $ 65 | $ 121 | $ (56) | $ 304 |
| 2022 | $ 6,702,001 | $ 2,824,846 | $ 2,673,432 | $ (112,975) | $ 40 | $ 106 | $ (82) | $ 276 |
| 2021 | $ 7,339,632 | $ 1,811,242 | $ 3,628,443 | $ 997,555 | $ 58 | $ 135 | $ (81) | $ 251 |
| 2020 | $ 5,463,012 | $ (2,648,100) | $ 2,727,907 | $ 159,042 | $ 85 | $ 118 | $ (77) | $ 252 |

(1) To calculate Compensation Actually Paid, the following amounts were deducted from and added to the applicable Summary Compensation Table (SCT) total compensation:

### CEO

| | | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|
| | Summary Compensation Table Total | $ 5,463,012 | $ 7,339,632 | $ 6,702,001 | $ 7,554,450 | $ 9,058,301 |
| Less: | Grant Date Fair Value of Stock Awards | $ (4,766,465) | $ (6,102,556) | $ (5,970,413) | $ (6,219,177) | $ (8,108,937) |
| Plus: | Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year* | $ 2,005,415 | $ 3,334,886 | $ 4,223,767 | $ 11,112,544 | $ 6,395,374 |
| | Change in Fair Value of Unvested Stock Awards Granted in Prior Years* | $ (2,953,760) | $ (2,298,431) | $ (1,632,905) | $ 3,890,738 | $ (6,277,638) |
| | Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year* | $ (2,396,302) | $ (462,289) | $ (497,604) | $ 70,035 | $ (847,869) |
| = | Compensation Actually Paid | $ (2,648,100) | $ 1,811,242 | $ 2,824,846 | $ 16,408,590 | $ 219,231 |

### AVERAGE OF OTHER NEOs

| | | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|
| | Summary Compensation Table Total | $ 2,727,907 | $ 3,628,443 | $ 2,673,432 | $ 4,142,805 | $ 5,936,852 |
| Less: | Grant Date Fair Value of Stock Awards | $ (2,320,434) | $ (2,872,977) | $ (1,335,528) | $ (3,302,199) | $ (5,339,894) |
| Plus: | Fair Value at Year-End of Unvested Stock Awards Granted in the Covered Year* | $ 2,174,301 | $ 1,660,435 | $ 956,604 | $ 5,900,641 | $ 4,590,666 |
| | Change in Fair Value of Unvested Stock Awards Granted in Prior Years* | $ (485,114) | $ (1,177,223) | $ (417,568) | $ 1,697,984 | $ (1,566,752) |
| | Change in Fair Value of Stock Awards From Prior Years that Vested in the Covered Year* | $ (907,038) | $ (241,123) | $ (206,936) | $ 37,600 | $ (226,702) |
| Less: | Fair Value of Stock Awards Forfeited During the Covered Year | $ (1,030,580) | $ — | $ (1,782,979) | $ — | $ — |
| = | Compensation Actually Paid | $ 159,042 | $ 997,555 | $ (112,975) | $ 8,476,831 | $ 3,394,170 |

*All Market Stock Unit (MSU) valuations included in "Compensation Actually Paid" values were performed using the Monte Carlo probability model in a manner consistent with the process used to determine MSU grant date fair values under ASC718 (refer to our annual report for additional detail).

(2) For 2024, includes Stefan Schulz, CFO, and Todd McNabb, CRO. For 2023, includes Stefan Schulz, CFO. For 2022, includes Stefan Schulz, CFO, and Leslie Rechan, former COO. For 2021, includes Stefan Schulz, Leslie Rechan, and Roberto Reiner, former Chief Technology Officer. For 2020, includes Stefan Schulz, Leslie Rechan, Roberto Reiner, and Thomas Dziersk, former EVP, Worldwide Sales.

(3) For purposes of this table, the Peer Group used is the Russell 2000 Index.

The following measures in our assessment represent the most important financial performance measures that link compensation actually paid to our NEOs for 2024 to our performance:

✓ **Total Revenue**

✓ **Free Cash Flow** - Net cash provided by (used in) operating activities, excluding severance payments, less capital expenditures and capitalized internal-use software development costs.

✓ **Our Stock Price**

**The relationship between Compensation Actually Paid (CAP) and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:**



COMPENSATION ACTUALLY PAID VERSUS TSR 2020-2024

**COMPENSATION ACTUALLY PAID VERSUS NET (LOSS) INCOME 2020-2024**



**COMPENSATION ACTUALLY PAID VERSUS TOTAL REVENUE 2020-2024**



# Equity Compensation Plan Information

The following table sets forth information as of December 31, 2024 with respect to compensation plans under which our equity securities are authorized for issuance.  For additional information on our equity compensation plans, see Note 12 of the Notes to the Consolidated Financial Statements in our *2024 10-K.*

| Plan Category | I<br>Number of securities to be issued upon exercise of outstanding options and rights (2) | III<br>Number of securities remaining available for future issuance under plans (excluding securities listed in Column (I)) (3) |
|---|---|---|
| All compensation plans previously approved by security holders (1) | 3,527,909 | 3,431,618 |
| All compensation plans not previously approved by security holders (4) | 9,224 | 0 |
| **Total** | 3,537,133 | 3,431,618 |

(1) Includes awards from the 2017 Plan.

(2) Includes 2,650,495 RSUs, and 438,707 MSUs (at maximum attainment of 200%)

(3) Includes unissued award pools from the 2017 Plan and the 2013 Employee Stock Purchase Plan.

(4) Represents inducement RSU awards to employees of EveryMundo LLC in connection with our acquisition in November 2021 of EveryMundo.

# PROPOSAL TWO

## NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

### What am I voting on?

As required pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with SEC rules. We currently conduct this advisory vote on an annual basis and expect to conduct the next advisory vote at our Annual Meeting to be held in 2026.

As described in the *Compensation Discussion and Analysis* section of this Proxy Statement, our executive compensation program is designed to align executive compensation with Company performance and stockholder interests, attract high-caliber talent and promote a performance culture that encourages achieving and exceeding corporate goals and objectives. We emphasize pay-for-performance where compensation is contingent upon the performance of our business and out stock price. We link rewards to the achievement of measurable financial objectives that build long-term stockholder value. The performance-based elements are aligned to Company and stockholder goals. We ensure that our executive compensation is competitive based on peer benchmarking and industry standards, adjusting pay as appropriate to attract and retain top talent while aligning with stockholder interests. *Please see our Compensation Discussion and Analysis and related compensation tables for detailed information about our executive compensation programs, including information about the fiscal year 2024 compensation of our NEOs.*

For the reasons discussed above, the Board unanimously recommends that stockholders vote in favor of the following resolution:

Resolved, that the stockholders approve, on an advisory basis, the compensation paid to the Company's NEOs, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

This vote is advisory and therefore not binding. However, the CLD Committee values the opinions of our stockholders and to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the CLD Committee will evaluate whether any actions are necessary to address those concerns.

Note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, in most cases it may not be feasible to change any executive compensation program in consideration of any one year's advisory vote on executive compensation.

### Vote Required

The affirmative vote of a majority of the outstanding shares of our Common Stock entitled to vote and present in person or represented by proxy at the Annual Meeting is required for advisory approval of this proposal. A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote, and thus will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal. While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

 **FOR** **THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.**

# PROPOSAL THREE

## APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTATED 2017 EQUITY INCENTIVE PLAN TO, AMONG OTHER ITEMS, INCREASE PLAN SHARES AUTHORIZED FOR ISSUANCE

### What am I voting on?

We are seeking stockholder approval of the following amendments to our Amended and Restated 2017 Equity Incentive Plan (2017 Plan):

> *Increased Shares Authorized for Issuance.* An increase of 3,000,000 shares, for an aggregate maximum number of shares of Common Stock of the Company (the Shares) reserved for issuance of new grants under the 2017 Plan of 4,522,341 Shares as of March 3, 2025, assuming the amendments are approved at the Annual Meeting. Our continuing ability to offer equity incentive awards under the 2017 Plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive market for employee talent in which we operate.

> *Extension of Plan Term.* An extension of the term of the 2017 Plan for an additional two years (currently scheduled to expire in May 2033) to May 8, 2035.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board has approved the amendments to the 2017 Plan to increase the available shares thereunder and extend the term of the 2017 Plan, subject to stockholder approval, and recommends that stockholders vote in favor of this proposal at the Annual Meeting. Stockholder approval of this proposal requires the affirmative vote of a majority of the outstanding Shares that are present in person or by proxy and entitled to vote on the proposal at the Annual Meeting.

If stockholders approve this proposal, the amendments to the 2017 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the amendments to the 2017 Plan described in this proposal will not take effect and our 2017 Plan will continue to be administered in its current form. Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2017 Plan. The remainder of this discussion, when referring to the 2017 Plan, refers to the 2017 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2017 Plan prior to the amendments.

### Increasing the Number of Shares Authorized for Issuance under the 2017 Plan

#### *Background*

The 2017 Plan was initially adopted by the Board in March 2017, and our stockholders approved it in May 2017. As described in more detail below, the initial share reserve under the 2017 Plan was 2,500,000 Shares. At the 2019 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 2,050,000 Shares. At the 2021 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 3,100,000 Shares. At the 2023 Annual Meeting, our stockholders, upon recommendation of the Board, approved amendments to the 2017 Plan and a share increase to reserve an additional 2,900,000 Shares. As discussed in our 2023 proxy, when we sought stockholder approval of the amendments to the 2017 Plan at the 2023 Annual Meeting, we believed that the Shares reserved for issuance under it following stockholder approval (along with Shares becoming available for future grant due to forfeitures and cancellations) would be sufficient to enable us to continue to grant equity awards under the 2017 Plan for approximately two years. This estimate was based on a forecast that took into account our anticipated rate of growth in hiring, an estimated range of our stock price over time and our historical forfeiture rates.

#### *Shares Available for Future Awards*

As of March 3, 2025, 1,522,341 Shares remained available for grant under the 2017 Plan. The Board believes that additional Shares are necessary to meet the Company's anticipated equity compensation needs. The proposed Share increase is expected to last approximately one to two years. This estimate is based on our stock price at the time the share request number was determined and recent years' equity award practices.

If the amendments are approved, the total number of Shares that will be available for future awards under the 2017 Plan will be equal to 3,000,000, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, and subject to adjustment as provided in the 2017 Plan and as described below.

## Reasons for Voting for the Proposal

### *Long-Term Equity Is a Key Component of Our Compensation Objective*

As discussed in the *Compensation Discussion and Analysis* section, our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance and that help meet our retention needs. Equity awards, whose value depends on our stock performance and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also incentivize our employees to manage our business as owners, aligning their interests with those of our stockholders. We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of March 3, 2025, 689 of our employees and 8 non-employee directors held outstanding equity awards.

### *We Manage Our Equity Incentive Program Thoughtfully*

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually and limiting what we grant to what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of RSUs granted and performance-based awards vested in a fiscal year divided by the weighted average Shares outstanding for that fiscal year, was 3.5% for fiscal years 2022 through 2024 (see table below for detailed calculation of our three-year average burn rate).

### *Equity Awards Outstanding*

As of March 3, 2025, there were 3,783,953 RSUs and 539,594 Market Stock Units (MSUs) (at target) outstanding under the 2017 Plan, and 9,224 inducement RSUs awarded to employees of EveryMundo in connection with our November 2021 acquisition (2021 Inducement Plan) outstanding.

As of March 3, 2025, we had 47,584,813 common shares outstanding. Accordingly, our 4,332,771 outstanding awards (not including awards under our ESPP) plus 1,522,341 Shares available for future grant under our 2017 Plan (not including under our ESPP) as of March 3, 2025 represented 11.0% of our fully-diluted shares outstanding (commonly referred to as the "overhang"). No stock options or SARs were outstanding as of March 3, 2025. The 2017 Plan is our only equity-based plan for making incentive award grants. There are no shares available for future grant under our 2021 Inducement Plan.

|  | As of March 3, 2025 |
|---|---|
| RSUs outstanding | 3,793,177 |
| Performance-based equity awards outstanding, at target (1) | 539,594 |
| Total shares available for grant under the 2017 Plan | 1,522,341 |
| Total | 5,855,112 |
| Common Shares Outstanding | 47,584,813 |
| **Total potential dilution (2)** | **11.0 %** |

    (1) Consists of MSUs, assuming target performance.

    (2) Calculated by dividing "Total" (the sum of outstanding RSUs, performance-based equity awards (at target) and shares available for grant under the 2017 Plan) by the sum of Total and Common Shares Outstanding.

The 3,000,000 new shares requested will increase total potential dilution to 15.7% of fully-diluted shares outstanding (as of March 3, 2025).

### *The 2017 Plan Incorporates Good Compensation and Governance Practices.*

*Fixed plan term.* The 2017 Plan has a fixed term of ten years.

*No evergreen authorization.* The 2017 Plan does not have an evergreen provision, which would have permitted an annual increase in the number of shares authorized for issuance without further stockholder approval.

**No liberal share recycling on options and stock appreciation rights.** The 2017 Plan generally provides for gross share counting. The number of shares remaining available for grant under the 2017 Plan is reduced by the gross number of shares subject to options and stock appreciation rights settled on a net basis, and any shares withheld for taxes in connection with the exercise or settlement of options and stock appreciation rights will not again be available for the future grant of awards. Shares withheld or reacquired by the Company for taxes up to the minimum statutory withholding rate in connection with the vesting or settlement of full value awards will not reduce the number of shares remaining available for the future grant of awards.

**Non-employee director award limit.** The number of shares for which awards may be granted to any non-employee member of our Board plus the total amount of cash paid to such director in a fiscal year is limited.

**No discounted options or stock appreciation rights.** Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of our common stock on the date of grant.

**Prohibition of option repricing.** The 2017 Plan prohibits the repricing of stock options and stock appreciation rights without the approval of our stockholders.

**Minimum vesting.** The 2017 Plan requires each stock-based award to have a minimum vesting period of one year, except for 5% of the aggregate number of shares authorized for issuance under the 2017 Plan.

**Performance-based awards.** Performance share and performance unit awards require the achievement of pre-established goals. The 2017 Plan establishes a list of measures of business and financial performance from which the CLD Committee may construct predetermined performance goals that must be met for an award to vest, although the CLD Committee may choose to construct performance goals using alternative metrics.

**No liberal change-in-control definition**. The 2017 Plan does not contain a "liberal" change in control definition (e.g., mergers require actual consummation).

**No automatic vesting upon a change in control**. With the exception of awards held by non-employee directors, the 2017 Plan does not provide for automatic acceleration of awards vesting upon a change in control. The 2017 Plan allows for an acquiring corporation to assume, continue or substitute new awards for outstanding awards, and, if such awards are assumed, continued or replaced, their vesting will generally not accelerate in connection with the change in control, unless the award holder is involuntarily terminated without cause within 18 months following the change in control. The vesting of awards that are not assumed, continued or replaced will be accelerated. The vesting of awards held by non-employee directors will accelerate in full upon a change in control.

**No tax gross-ups**. The 2017 Plan does not provide for any tax gross-ups.

**Limitation on dividends and dividend equivalents**. Dividend equivalents may not be granted in connection with options or stock appreciation rights. Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests.

**Clawback provision.** The 2017 Plan has a clawback provision that applies to all awards, including cash, time- and performance-based awards, as described in more detail in our Compensation Discussion and Analysis.

## Summary of the 2017 Plan

The following is a summary of the operation and principal features of the 2017 Plan. The summary is qualified in its entirety by reference to the complete text of the 2017 Plan, as amended, as set forth in *Appendix A*.

### *Purpose*

Competition for talent in the software industry is intense and our Board believes equity plays an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee directors and other key persons of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. Our Board anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. Further, our Board believes that the use of equity-based incentive awards supports the Company's goal of aligning our employees' compensation with long-term stockholder value, and serves as a retention tool for talent in a highly competitive environment.

In approving the initial adoption of the 2017 Plan, our stockholders authorized us to issue up to 2,500,000 Shares under the 2017 Plan. At the 2019 Annual Meeting, our stockholders authorized us to issue an additional 2,050,000 Shares under the 2017 Plan. At the 2021 Annual Meeting, our stockholders authorized us to issue an additional 3,100,000 Shares under the 2017 Plan. At the 2023 Annual Meeting, our stockholders authorized us to issue an additional 2,900,000 Shares under the 2017 Plan. As of March 3, 2025, a total of 1,522,341 shares remained available for the future grant of awards under the 2017 Plan. As described above, if the amendments are approved, the total number of shares that will be available for future awards under the 2017 Plan will be equal to 3,000,000, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, subject to certain equitable adjustments as provided in the 2017 Plan and as described below. If the amendments are approved, the total historical approved shares available for grant under the 2017 Plan will be equal to 13,550,000 in the aggregate.

### *Dilution, Burn Rate and Equity Overhang*

We recognize that equity awards dilute existing stockholders. Our CLD Committee regularly reviews our equity compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from equity awards.

Our CLD Committee also regularly reviews our burn rate and potential dilution from equity compensation. Our equity award burn rate averaged 3.5% of weighted average common shares outstanding over the last three fiscal years, calculated as follows:

### Detailed Three-Year Average Burn Rate Calculation

| | 2022 | 2023 | 2024 | 3-Year Average |
|---|---|---|---|---|
| RSUs granted | 1,416,000 | 1,652,000 | 1,618,000 | 1,562,000 |
| Performance-based awards vested | 75,000 | — | 30,000 | 34,930 |
| Total | 1,491,000 | 1,652,000 | 1,648,000 | 1,596,930 |
| Weighted Average # of Shares Outstanding | 45,269,000 | 46,155,000 | 47,116,000 | 46,180,000 |
| **Gross Burn Rate (1)** | **3.3%** | **3.6%** | **3.5%** | **3.5%** |

(1) Calculated by dividing the Total (sum of RSUs granted and performance-based awards vested in each year) by the weighted average Shares outstanding.

### *Share Counting*

Each share made subject to an award will reduce the number of shares remaining available for grant under the 2017 Plan by one share. If any award granted under the 2017 Plan expires or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for not more than the participant's purchase price, any such shares reacquired or subject to a terminated award will again become available for issuance under the 2017 Plan. Shares will not be treated as having been issued under the 2017 Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. Shares that are withheld or that are tendered in payment of the exercise price of an option will not be made available for new awards under the 2017 Plan. However, shares withheld or reacquired by the Company in satisfaction of a tax withholding obligation determined by the minimum statutory withholding rate in connection with the vesting or settlement of any full value award (but not options or stock appreciation rights) will not reduce the number of shares remaining available for the future grant of awards. Shares withheld for taxes in excess of the minimum statutory withholding rate will not again be available for grant under the 2017 Plan. Upon the exercise of a stock appreciation right or net exercise of an option, the number of shares available under the 2017 Plan will be reduced by the gross number of shares for which the award is exercised.

### *Adjustments for Capital Structure Changes*

Appropriate and proportionate adjustments will be made to the number of shares authorized under the 2017 Plan, to the numerical limits on certain types of awards described below, and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to our stockholders in a form other than common stock (excluding regular, periodic cash dividends) that has a material effect on the fair market value of our common stock. In such circumstances, the CLD Committee also has the discretion under the 2017 Plan to adjust other terms of outstanding awards as it deems appropriate.

### Non-employee Director Award Limits

A non-employee director may not be granted awards under the 2017 Plan in any calendar year having an aggregate grant date fair value exceeding, including the total cash compensation paid to such director for services rendered for such calendar year, $600,000.

### Administration

The 2017 Plan generally will be administered by the CLD Committee of the Board, although the Board retains the right to appoint another of its committees to administer the 2017 Plan or to administer the 2017 Plan directly.  For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board.  Subject to the provisions of the 2017 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of awards, and all of their terms and conditions.  The Committee may, subject to certain limitations on the exercise of its discretion provided by the 2017 Plan, amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award.

The 2017 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2017 Plan.  All awards granted under the 2017 Plan will be evidenced by a written or digitally signed agreement between the Company and the participant specifying the terms and conditions of the award, consistent with the requirements of the 2017 Plan.  The Committee will interpret the 2017 Plan and awards granted thereunder, and all determinations of the Committee generally will be final and binding on all persons having an interest in the 2017 Plan or any award.

### Prohibition of Option and SAR Repricing

The 2017 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for any of the following with respect to options or stock appreciation rights: (1) the cancellation of outstanding options or stock appreciation rights with exercise prices per share greater than the then fair market value of the Company's common stock in exchange for new options or stock appreciation rights having a lower exercise price, other awards or payments in cash (except in the event of a change in control), or (2) the amendment of outstanding options or stock appreciation rights to reduce the exercise price.

### Minimum Vesting

No more than 5% of the aggregate number of shares authorized under the 2017 Plan may be issued pursuant to stock-based awards that vest earlier than one year following the date of grant.  This minimum vesting requirement will not prohibit the Committee from accelerating vesting, including in connection with a participant's death or disability or in connection with a change in control of the Company.  Also, the minimum vesting requirement will not apply to awards granted by another company that we assume or substitute for in connection with our acquisition of such company, shares of stock delivered in lieu of fully vested cash-based awards, or to awards granted to our non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of the stockholders which is at least 50 weeks after the immediately preceding year's annual meeting.

### Eligibility

Awards may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company.  Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company.  As of March 3, 2025, we had approximately 1,250 employees and 8 non-employee directors who would be eligible under the 2017 Plan.  While the 2017 Plan permits awards to non-employee consultants to the Company, to date we have issued zero awards under the 2017 Plan to consultants.

### Stock Options

The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these.  The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant.  However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (10% Stockholder) must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant.

The 2017 Plan provides that the option exercise price may be paid in cash, by check, or cash equivalent; by means of a broker-assisted cashless exercise; by means of a net-exercise procedure; to the extent legally permitted, by tender to the Company of shares of common stock owned by the participant having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee; or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the participant has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the participant's surrender of a portion of the option shares to the Company.

Options will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee, subject to the minimum vesting requirements described above. The maximum term of any option granted under the 2017 Plan is ten years, provided that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years. Unless otherwise permitted by the Committee, an option generally will remain exercisable for three months following the participant's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date.

Options are nontransferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. However, an option may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee and, in the case of an incentive stock option, only to the extent that the transfer will not terminate its tax qualification. No option may be transferred to a third party financial institution for value.

### *Stock Appreciation Rights*

The Committee may grant stock appreciation rights either in tandem with a related option (Tandem SAR) or independently of any option (Freestanding SAR). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each stock appreciation right may not be less than the fair market value of a share of our common stock on the date of grant.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in shares of common stock whose fair market value on the exercise date equals the payment amount. At the Committee's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or shares of common stock. The maximum term of any stock appreciation right granted under the 2017 Plan is ten years.

Stock appreciation rights are generally nontransferable by the participant other than by will or by the laws of descent and distribution, and are generally exercisable during the participant's lifetime only by the participant. If permitted by the Committee, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Committee. Other terms of stock appreciation rights are generally similar to the terms of comparable stock options.

### *Restricted Stock Awards*

The Committee may grant restricted stock awards under the 2017 Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, in which stock is issued in consideration for services to the Company rendered by the participant. The Committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the Committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the Committee, a participant will forfeit any shares of restricted stock as to which the vesting restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original award.

### *Restricted Stock Units*

The Committee may grant restricted stock units under the 2017 Plan, which represent rights to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Restricted stock units may not be transferred by the participant. Unless otherwise provided by the Committee, a participant will forfeit any restricted stock units which have not vested prior to the participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the Committee may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted stock units whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.

### *Performance Awards*

The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units, which consist of unfunded bookkeeping entries generally having initial values equal to the fair market value determined on the grant date of a share of common stock in the case of performance shares and a monetary value established by the Committee at the time of grant in the case of performance units. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock that are subject to additional vesting) or any combination of these.

Performance goals may be based on the attainment of specified target levels with respect to one or more measures of business, or financial (or other measure or metric, determined in the subjective discretion of the Committee) performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goal the Committee may determine, including subjective performance criteria): bookings, revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; stock price; earnings per share; return on stockholder equity; return on capital; return on assets; return on investment; total stockholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project and completion of a joint venture or other corporate transaction.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Committee. The degree of attainment of performance measures will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Committee, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the Committee, excluding the effect (whether positive or negative) of any event the Committee determines is appropriate to exclude, including changes in accounting standards or any unusual or infrequently occurring event or transaction.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to increase or reduce the amount that would otherwise be payable on the basis of the performance goals attained. The Committee may make positive or negative adjustments to performance award payments to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for a participant awarded performance shares to receive dividend equivalent rights with respect to cash dividends paid on the Company's common stock to the extent that the performance shares become vested. The Committee may provide for performance award payments in lump sums or installments.

Unless otherwise provided by the Committee, if a participant's service terminates due to the participant's death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the participant's service during the performance period. The Committee may provide similar treatment for a participant whose service is involuntarily terminated. If a participant's service terminates prior to completion of the applicable performance period for any other reason, the 2017 Plan provides that the performance award will be forfeited, unless otherwise determined by the Committee. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

### *Cash-Based Awards and Other Stock-Based Awards*

The Committee may grant cash-based awards or other stock-based awards in such amounts and subject to such terms and conditions as the Committee determines. Cash-based awards will specify a monetary payment or range of payments, while other stock-based awards will specify a number of shares or units based on shares or other equity-related awards. Such awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of awards may be in cash or shares of common stock, as determined by the Committee. A participant will have no voting rights with respect to any such award unless and until shares are issued pursuant to the award. The Committee may grant dividend equivalent rights with respect to other stock-based awards that will be subject to the same vesting conditions and settlement terms as the original award. The effect on such awards of the participant's termination of service will be determined by the Committee and set forth in the participant's award agreement.

### *Change in Control*

The 2017 Plan provides that a "Change in Control" occurs upon (a) a person or entity (with certain exceptions described in the 2017 Plan) becoming the direct or indirect beneficial owner of more than 50% of the Company's voting stock; (b) stockholder approval of a liquidation or dissolution of the Company; or (c) the occurrence of any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the voting securities of the Company, its successor or the entity to which the assets of the company were transferred: (i) a sale or exchange by the stockholders in a single transaction or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its stock. If so determined by the Committee, stock-based awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a stockholder would receive as a result of the Change in Control. The vesting of any awards that are not assumed, continued or replaced in connection with a Change in Control will be accelerated in full, and, if not exercised prior to the Change in Control, will terminate effective as of the time of the Change in Control. The vesting of any awards that are assumed, continue or replaced will be accelerated in full if, within 18 months following the Change in Control, the holder's employment is terminated without cause or the holder resigns following reduction in base salary of 15% or more.

Subject to the restrictions of Section 409A of the Code, the Committee may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such other terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The 2017 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any award denominated in shares of stock upon a Change in Control in exchange for a payment to the participant with respect each vested share (and each unvested share if so determined by the Committee) subject to the canceled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

### *Awards Subject to Section 409A of the Code*

Certain awards granted under the 2017 Plan may be deemed to constitute "deferred compensation" within the meaning of Section 409A of the Code, providing rules regarding the taxation of nonqualified deferred compensation plans, and the regulations and other administrative guidance issued pursuant to Section 409A. Any such awards will be required to comply with the requirements of Section 409A. Notwithstanding any provision of the 2017 Plan to the contrary, the Committee is authorized, in its sole discretion and without the consent of any participant, to amend the 2017 Plan or any award agreement as it deems necessary or advisable to comply with Section 409A.

## *Amendment, Suspension or Termination*

The 2017 Plan will continue in effect until its termination by the Committee, provided that no awards may be granted under the 2017 Plan following the tenth anniversary of the 2017 Plan's effective date, which is May 8, 2035. The Committee may amend, suspend or terminate the 2017 Plan at any time, provided that no amendment may be made without stockholder approval that would increase the maximum aggregate number of shares of stock authorized for issuance under the 2017 Plan, change the class of persons eligible to receive incentive stock options or require stockholder approval under any applicable law or the rules of any stock exchange on which the Company's shares are then listed. No amendment, suspension or termination of the 2017 Plan may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not have a materially adverse effect on an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule, including, but not limited to, Section 409A of the Code.

## Tax Aspects Under the Code

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2017 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

### *Incentive Stock Options*

A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon the sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

### *Nonstatutory Stock Options*

Options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon receipt of such an option. Upon exercising a nonstatutory stock option, the participant normally recognizes ordinary income equal to the difference between the exercise price paid and the fair market value of the shares on the date when the option is exercised. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the exercise date, will be taxed as capital gain or loss. We generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

### *Stock Appreciation Rights*

A Participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant generally will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

### *Restricted Stock*

A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the "determination date" over the price paid, if any, for such shares. The "determination date" is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture (e.g., when they become vested). If the determination date follows the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to designate the date of acquisition as the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

### *Restricted Stock Unit, Performance, Cash-Based and Other Stock-Based Awards*

A participant generally will recognize no income upon the receipt of a restricted stock unit, performance share, performance unit, cash-based or other stock-based award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any substantially vested shares of stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the determination date (as defined above under "Restricted Stock"), will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

## Number of Awards Granted to Employees and Directors

The number of awards that an employee or director may receive under the 2017 Plan is in the discretion of the Committee and therefore cannot be determined in advance.

The following table sets forth, with respect to the individuals and groups named below: (i) the aggregate number of Shares subject to awards of restricted stock units granted under the 2017 Plan during the fiscal year ended December 31, 2024, and (ii) the dollar value of such units based on $23.79 per share, the closing price of a Share on the NYSE on March 3, 2025. No stock options, no restricted stock awards nor any SARs have been issued under the 2017 Plan.

| Identity of Individual or Group | Number of Shares Subject to Stock Awards (#) | | Dollar Value of Shares subject to Stock Awards ($) |
|---|---|---|---|
| Andres D. Reiner | 302,443 | (1) | $ 7,195,119 |
| Stefan B. Schulz | 159,180 | (2) | $ 3,786,892 |
| Todd McNabb | 280,158 | (3) | $ 6,664,959 |
| *All current executive officers as a group* | 741,781 | | $ 17,646,970 |
| *All current non-employee directors as a group* | 59,735 | | $ 1,421,096 |
| *All other employees (including all current officers who are not executive officers) as a group* | 1,175,732 | | $ 27,970,664 |

(1) Includes 172,824 MSUs at maximum attainment.

(2) Includes 90,960 MSUs at maximum attainment.

(3) Includes 95,578 MSUs at maximum attainment.

## Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum.



**FOR** | **THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE PROPOSED AMENDMENTS TO THE 2017 EQUITY INCENTIVE PLAN**

# SECURITY OWNERSHIP

The following tables set forth information regarding beneficial ownership of our Common Stock for each person known to own beneficially more than 5% of our outstanding Common Stock, each of our NEOs, each director and director nominee, and our NEOs, directors and director nominees as a group, each as of the Record Date unless otherwise noted below. Applicable percentage ownership is based on 47,796,522 shares of our Common Stock (Shares) outstanding as of the Record Date. Unless otherwise indicated, all persons named as beneficial owners of our Common Stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

| Principal Shareholders and Address | Common Stock and Nature of Beneficial Ownership | Percentage |
|---|---|---|
| Vanguard Group Inc., 100 Vanguard Blvd., Malvern, PA 19355 | 5,497,133[1] | 11.5 % |
| BlackRock, Inc., 50 Hudson Yards, New York, NY 10001 | 4,644,690[2] | 9.7 % |
| Ronald and Mariette Woestemeyer, 3331 Damico St., Houston, TX 77019 | 2,598,300[3] | 5.4 % |
| RGM Capital, LLC, 9010 Strada Stell Court, Suite 105, Naples, FL 34109 | 2,540,752[4] | 5.3 % |
| Brown Advisory Inc., 901 South Bond Street, Suite 400, Baltimore MD 21231 | 2,417,003 [5] | 5.1 % |

(1)   Based on a Schedule 13G/A filed by The Vanguard Group (Vanguard) with the SEC on November 12, 2024, reporting that Vanguard owned 5,497,133 Shares as of September 30, 2024, with shared voting power with respect to 82,243 Shares, sole dispositive power with respect to 5,368,567 Shares, and shared dispositive power with respect to 128,566 Shares.

(2)   Based on a Schedule 13G/A filed by BlackRock, Inc. (BlackRock) with the SEC on February 5, 2025, reporting that BlackRock beneficially owned 4,644,690 Shares as of December 31, 2024, with sole voting power with respect to 4,519,157 Shares.

(3)   Based on Schedule 13G/A filed by Ronald and Mariette Woestemeyer with the SEC on February 13, 2025, reporting that they beneficially own, including through various trusts for the benefit of certain family members, 2,598,300 Shares as of December 31, 2024.

(4)   Based on a Schedule 13G/A filed by RGM Capital, LLC (RGM) with the SEC on February 13, 2025, reporting that RGM owned 2,540,752 Shares as of December 31, 2024, with voting and dispositive power shared with Robert G. Moses with respect to all such Shares.

(5)   Based on a Schedule 13F filed by Brown Advisory Inc. (Brown) with the SEC on February 14, 2025, reporting that Brown owned 2,417,003 Shares as of December 31, 2024.

| Name of Beneficial Owner | Common Stock Beneficially Owned [1] | | Percentage |
|---|---|---|---|
| **Named Executive Officers** | | | |
| Andres D. Reiner | 1,082,845 | (2) | 2.3 % |
| Stefan Schulz | 290,214 | (3) | * |
| Todd McNabb | 25,388 | (4) | |
| **Non-Employee Directors and Director Nominees** | | | |
| Jennifer Biry | 7,121 | (5) | |
| Raja Hammoud | 27,955 | (6) | * |
| Leland Jourdan | 17,078 | (6) | * |
| Catherine Lesjak | 28,103 | (6) | * |
| Katie May | 1,495 | (7) | |
| Greg B. Petersen | 125,170 | (6) | * |
| William Russell | 160,269 | (6) | * |
| John Strosahl | 3,614 | (8) | |
| Timothy V. Williams | 130,179 | (6) | * |
| **All NEOs, directors and director nominees as a group** | **1,899,431** | **(9)** | **4.0 %** |

*Represents less than 1% of the outstanding shares of our Common Stock*

(1)   Beneficial ownership represents sole voting and investment power.

(2)   Includes 22,166 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(3)   Includes 11,809 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(4)   Includes 25,388 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(5)   Includes 7,121 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(6)   Includes 6,125 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(7)   Includes 1,495 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(8)   Includes 3,164 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

(9)   Includes 106,847 Shares from RSUs which are scheduled to vest within 60 days of the Record Date.

# DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires each of our directors and NEOs, among others, to file reports of initial ownership and changes of ownership of our securities with the SEC. Based on a review of such forms in our possession, and on written representations submitted to us by these reporting persons, we believe that all required Section 16(a) filings for 2024 were timely filed.

# RELATED PARTY TRANSACTIONS

Since January 1, 2024, there has not been (nor is there currently proposed), any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, and the transactions described below:

## Relationships with Directors and Management

*Indemnification agreements.* We have entered into indemnification agreements with each of our current directors and officers. These agreements require us, among other things, to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

*Employment arrangements.* We have entered into employment agreements with each of our executive officers, which address, among other things, the terms of their employment, such as base salary, severance payments and payment on a change in control.

## Procedures for Related Party Transactions

Under our Code of Business Conduct and Ethics, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who then reviews and summarizes the proposed transaction for our Audit Committee. Pursuant to its charter, our Audit Committee must then approve any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee considers the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

# AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available under *Corporate Governance* in the "*Investor Relations"* section of our website at ir.pros.com.  The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board to reflect the evolving role of the Audit Committee.

## Committee Membership

The Audit Committee is composed of Non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules.  The Audit Committee currently consists of Catherine Lesjak (Chair), Jennifer Biry, Raja Hammoud, Greg B. Petersen, and Timothy V. Williams.  Our Board has determined that four of the members of the Audit Committee (Mses. Lesjak and Biry and Messrs. Petersen and Williams) are "Audit Committee financial experts" as is currently defined under SEC regulations and the rules of the NYSE and Ms. Hammoud is "financially literate" under the rules of the NYSE.

## Responsibilities

The Audit Committee oversees the Company's accounting and financial reporting processes on behalf of the Board and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.  The Audit Committee also oversees the independent auditors' qualifications and independence and the Company's internal auditors.  The Company's management has the primary responsibility for preparing the Company's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting.  The Audit Committee has additional responsibilities related to risk management, including oversight of cybersecurity risk management and resilience, related party transactions, and compliance and ethics, among others.

## Oversight of Independent Auditors

The Audit Committee engaged PricewaterhouseCoopers LLP (PwC) as our independent auditors for the year ended December 31, 2024. In its meetings with our independent auditors, the Audit Committee asks them to address, and discusses their responses to, questions that the Audit Committee believes are relevant to its oversight.  The Audit Committee also discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (PCAOB) and the SEC.

## 2024 Audited Financial Statements

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management.  In fulfilling its oversight responsibilities in 2024, the Audit Committee reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 31, 2024, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The Audit Committee has (1) reviewed and discussed the audited financial statements with management, (2) discussed with PwC, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 1301, "Communications with Audit Committees", as adopted by the PCAOB, (3) received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditor's independence, and (4) considered with the independent auditors whether the provision of non-audit services provided by them to the Company during 2024 was compatible with their independence.  Based upon these discussions and reviews, the Audit Committee recommended to our Board of Directors, and the Board has approved, that the audited financial statements be included in our *2024 10-K* for the fiscal year ended December 31, 2024 and filed with the SEC.

**THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS**

Catherine Lesjak (Chair)     Jennifer Biry     Raja Hammoud     Greg B. Petersen     Timothy V. Williams

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee has adopted a policy for the pre-approval of services performed by our independent registered public accounting firm. Under this policy, each year the Audit Committee pre-approves the audit engagement terms and fees and may also pre-approve detailed types of audit-related and permitted tax services, subject to certain dollar limits, to be performed during the year.  All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis.

The following table summarizes the aggregate fees billed for professional services rendered to us by PwC in 2024 and 2023.  A description of these various fees and services follows the table:

|  | 2024 | 2023 |
| --- | --- | --- |
| Audit fees | $ 1,928,921 | $ 2,138,373 |
| Audit-related fees | $ — | $ — |
| Tax fees | $ — | $ — |
| All other fees | $ 959 | $ 959 |
| Total fees | $ 1,929,880 | $ 2,139,332 |

**Fees Billed by PricewaterhouseCoopers, LLP**

*Audit fees.*  The aggregate fees billed to us by PwC in connection with the annual audit of our financial statements, reviews of our financial statements included in quarterly reports on Form 10-Q, consents related to documents filed with the SEC and comfort letters, were $1,928,921 and $2,138,373 for the years ended December 31, 2024 and 2023, respectively.

*Audit-related fees.*  Audit-related fees consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category may include fees related to the performance of due diligence in connection with proposed mergers and acquisitions, accounting and financial reporting consultations and research necessary to comply with generally accepted audit standards. There were zero audit-related fees billed for the years ended December 31, 2024 and 2023.

*Tax fees.*  The aggregate tax fees billed to us by PwC related to tax compliance, tax advice and tax planning were zero for the years ended December 31, 2024 and 2023.

*All other fees.*  The other fees consist of subscription fees for accounting and auditing research tools.

**Audit Committee Approval of Services**

The Audit Committee is authorized by its charter to pre-approve all auditing and permitted non-audit services to be performed by our independent registered public accounting firm.  The Audit Committee reviews and approves the independent registered public accounting firm's retention to perform attest services, including the associated fees.  The Audit Committee also evaluates other known potential engagements of the independent registered public accounting firm, including the scope of the proposed work and the proposed fees, and approves or rejects each service, taking into account whether the services are permissible under applicable law and related regulations and the possible impact of each non-audit service on the independent registered public accounting firm's independence from management.  At subsequent meetings, the Audit Committee receives updates on services actually provided by the independent registered public accounting firm, and management may present additional services for approval.  The Audit Committee has delegated to the chair of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between Audit Committee meetings.  If the Chair approves any such engagements, the Chair reports that approval to the full Audit Committee at its next meeting.  During fiscal year 2024, all such services were pre-approved in accordance with the procedures described above.

Our Audit Committee has reviewed the fees described above and believes that such fees are compatible with maintaining the independence of PwC.

# PROPOSAL FOUR

## RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM APPOINTMENT

The Audit Committee has selected the independent registered public accounting firm of PwC to audit our consolidated financial statements for the fiscal year ending December 31, 2025.  We have determined to submit the selection of auditors to stockholder ratification, even though it is not required by our governing documents or Delaware law, as a matter of good corporate governance practice.  If the selection of PwC as our independent auditors is not ratified by our stockholders, our Audit Committee will reconsider, but might not change, its selection.  Notwithstanding the selection and ratification, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time, if it believes doing so would be in the best interests of us and our stockholders.

PwC has audited our financial statements annually since 2002. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

### Vote Required

Approval of the ratification of the appointment of PwC as our independent registered public accounting firm requires the affirmative vote of the holders of at least a majority of the outstanding shares of our Common Stock entitled to vote and present or represented at the Annual Meeting.  A properly executed proxy marked "ABSTAIN" with respect to this matter is considered entitled to vote and thus, will have the effect of a vote against this matter.

In accordance with Delaware law, abstentions will be counted for purposes of determining both whether a quorum is present at the Annual Meeting and the total number of shares represented and voting on this proposal.  While broker non-votes will be counted for purposes of determining the presence or absence of a quorum, broker non-votes will not be counted for purposes of determining the number of shares represented and voting with respect to the particular proposal on which the broker has expressly not voted and, accordingly, will not affect the approval of this proposal.

| FOR | THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. |
|---|---|

# General Information

## Voting

As of the Record Date, 47,796,522 shares of Common Stock were outstanding. Each stockholder of record as of the Record Date is entitled to one vote for each share of Common Stock held by such stockholder. Only stockholders "of record" as of close of business on the Record Date are entitled to vote at the Annual Meeting.

## Vote Required

Our amended and restated bylaws, an exhibit to the Current Report on Form 8-K filed with the SEC on April 29, 2020 (Bylaws), provide that a majority of the outstanding shares of our stock entitled to vote, whether present in person or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of stock represented in person at the meeting. Votes for and against, abstentions and "broker non-votes" (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) will each be counted towards the quorum requirement.

Under our Bylaws, directors are elected by plurality vote. This "plurality" standard means the nominees who receive the largest number of "for" votes cast are elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. The number of shares not voted for the election of a nominee, including broker non-votes, and the number of "withhold" votes cast with respect to that nominee will not affect the determination of whether that nominee has received the necessary votes for election. However, the number of "withhold" votes with respect to a nominee will affect whether our Director Resignation Policy will apply to that individual. Our Director Resignation Policy provides that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to offer his or her resignation following certification of the stockholder vote. The NCG Committee would then consider the offer of resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer. This policy does not apply in contested elections. We will not count abstentions or broker non-votes as either for or against a director, so abstentions and broker non-votes have no effect on the election of a director.

The affirmative vote of the holders of a majority of the shares of Common Stock present or represented by proxy and voting at the Annual Meeting is required to approve the advisory vote on executive compensation and the ratification of the selection of our independent auditors. A properly executed proxy marked "abstain" with respect to any matter is considered entitled to vote, and thus, will have the effect of a vote against a matter, except for the election of directors.

## Voting Instructions

Stockholders have four ways to vote:

- *Online.* You may vote online by visiting *www.proxyvote.com*, and entering the control number found in your proxy card. You can vote via the Internet up until 11:59 P.M. Eastern Time on May 7, 2025.
- *Telephone.* You may vote by calling the toll-free number provided on your proxy card, and following the instructions found on your proxy card. You can vote via the telephone up until 11:59 P.M. Eastern Time on May 7, 2025.
- *Mail.* If you received a printed copy of the proxy card, you may vote by filling out the card and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual Meeting.
- *Virtual Meeting.* You may vote at the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/ PRO2025*, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by Internet or telephone. Even if you plan on attending the virtual Annual Meeting, **we encourage you to vote in advance via the Internet**, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

## Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting:

- *Online.* Using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- *Telephone.* Using the telephone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

- *Mail*. By signing and returning a new proxy card dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.
- *Virtual Meeting*. By attending the virtual Annual Meeting and by visiting *www.virtualshareholdermeeting.com/PROS2025*. However, attendance at the virtual Annual Meeting will not in and of itself revoke your proxy unless you properly vote at the virtual Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to our Corporate Secretary at or before the taking of the vote at the Annual Meeting.

Any written notice of revocation or subsequent proxy should be delivered to PROS Holdings, Inc. at 3200 Kirby Drive, Suite 600, Houston, Texas 77098, Attention: Corporate Secretary, or hand-delivered to our Corporate Secretary before the taking of the vote at the Annual Meeting.

## Effect of Not Casting Your Vote

Banks, brokers and other intermediaries may not vote shares held in their clients' accounts on elections of directors and other "non-routine" matters unless the client has provided voting instructions. If you hold your shares in street name, you must cast your vote if you want it to count for purposes of Proposals One, Two and Three.

## Proxy Materials are Available on the Internet

We use the internet as the primary means of furnishing proxy materials to our stockholders. We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) that contains instructions on how to access our proxy materials over the Internet, as well as how to request a paper copy of our proxy materials, including this Proxy Statement, our 2024 Annual Report and a form of proxy card or voting instruction card. The Notice was first mailed and those documents were first made available on or about March 28, 2025 to stockholders entitled to vote at the Annual Meeting. We encourage stockholders to take advantage of the availability of the proxy materials on the internet.

## Eliminating Duplicate Mailings

Some banks, brokers and other nominee record holders participate in the practice of "householding," which helps reduce the environmental impact of our annual meetings and reduces our printing and mailing costs, by sending only one copy of the Notice and Proxy Statement to multiple stockholders sharing the same address. If you would prefer to receive separate copies of a proxy statement, please contact our Corporate Secretary by emailing at legal@pros.com or by writing to us at 3200 Kirby Drive, Suite 600, Houston, Texas 77098. In addition, stockholders sharing an address and receiving multiple copies can request delivery of a single copy of proxy statements upon written request to our Corporate Secretary at the address stated above.

## Stockholder Proposals and Director Nominations

Stockholders may present proposals for action, including director nominations, at meetings of stockholders only if they comply with the rules established by the SEC, applicable Delaware law and our Bylaws. No stockholder proposals were received for consideration at the Annual Meeting.

Stockholders interested in submitting a proposal for inclusion in our 2026 proxy materials and for consideration at the 2026 annual meeting of our stockholders (2026 Annual Meeting) may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in such proxy materials, stockholder proposals must be received by our Corporate Secretary no later than the close of business on November 28, 2025.

Under our Bylaws, for any stockholder proposal or director nomination that is not submitted for inclusion in the next year's proxy statement but instead is proposed to be presented directly at our 2026 Annual Meeting to be timely, we must receive the notice or nomination between January 8, 2026 and February 7, 2026, unless the 2026 Annual Meeting is held earlier than April 8, 2026 or later than June 7, 2026, in which case the notice or nomination must be received not later than the close of business on the later of the ninetieth day prior to our 2026 Annual Meeting or the 10th day following the date on which public announcement of the date of the 2026 Annual Meeting is first made. Any such notice for stockholder proposals (other than director nominations) must satisfy the requirements specified in Article I, Section 1.10(b) of our Bylaws. Any such notice for director nominations must satisfy the requirements specified in Article II, Section 2.15(b) of our Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act no later than March 9, 2026. The NCG Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. In the absence of notice of a proposal or nomination meeting the above requirements, a stockholder shall not be entitled to present any business at our 2026 Annual Meeting.

**Expenses and Solicitation**

We will bear the expense of soliciting proxies in the enclosed form.  In addition, we might reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries representing beneficial owners of our Common Stock for their expenses in forwarding soliciting materials to those beneficial owners.  Proxies may also be solicited by our directors, officers or employees, personally or by telephone, telegram, facsimile or other means of communication.  We do not intend to pay additional compensation for doing so.

## NO INCORPORATION BY REFERENCE OF
## CERTAIN PORTIONS OF THIS PROXY STATEMENT

Notwithstanding anything to the contrary set forth in any of our filings made under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate information in this Proxy Statement, neither the Audit Committee Report nor the Compensation and Leadership Development Committee Report is to be incorporated by reference into any such filings as provided by SEC regulations.  In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textual references only.  The information on these websites shall not be deemed part of this Proxy Statement.

## OTHER MATTERS

The Board knows of no other matters to be submitted at the Annual Meeting.  If any other matters properly come before the Annual Meeting, the persons appointed in the enclosed proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

The Board of Directors
PROS HOLDINGS, INC.

March 28, 2025



# Your **Vote** Counts!

**PROS HOLDINGS, INC.**

2025 Annual Meeting
Vote by May 7, 2025
11:59 PM ET



PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

V63178-P28010

## You invested in PROS HOLDINGS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 8, 2025.**

## Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 24, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

  For complete information and to vote, visit **www.ProxyVote.com**

Control #

### Smartphone users

Point your camera here and vote without entering a control number





### Vote Virtually at the Meeting*

May 8, 2025
8:00 A.M. CDT

Virtually at:
www.virtualshareholdermeeting.com/PRO2025

*Please check the meeting materials for any special requirements for meeting attendance.

# Vote at www.ProxyVote.com

# THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

| **VOTING ITEMS** | | **BOARD RECOMMENDS** |
|---|---|---|
| 1. Catherine Lesjak and John Strosahl as Class III directors, and Andres Reiner as a Class I director, with each Class III director to hold office until the 2028 Annual Meeting and the Class I director to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal.<br>Nominees:<br>01) Catherine Lesjak<br>02) Andres Reiner<br>03) John Strosahl | ✓ | For |
| 2. Non-binding advisory vote to approve executive officer compensation. | ✓ | For |
| 3. Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares. | ✓ | For |
| 4. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc for the fiscal year ending December 31, 2025. | ✓ | For |

NOTE: Such other business as may properly come before the meeting, or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

The Proxy, when properly executed, will be voted as specified. If no specification is made, the Proxy will be voted in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".



PROS®

PROS HOLDINGS, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717



**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
Before the Meeting – Go to www.proxyvote.com or scan the QR Barcode above

Use the internet to transmit your voting instructions and for electronic deliver of information. Vote by 11:59 p.m. Eastern Time on May 7, 2025 for shares held directly and in hand when you access the web site and follow the instruction to obtain your records and to create an electronic voting instruction form.

**During The Meeting – Go to www.virtualshareholdermeeting.com/PRO2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE 1 (800) 690-6903**

Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 pm Eastern Time on May 7, 2025 for shares held directly and by 11:59 pm Eastern Time on May 1, 2025 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS

V63166-P28010 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**PROS HOLDINGS, INC.**

**The Board recommends voting "FOR" the election of each of the three director nominees.**

| | For All | Withhold All | For All Except |
|---|---|---|---|
| 1 Catherine Lesjak and John Strosahl as Class III directors, and Andres Reiner as a Class I director, with each Class III director to hold office until the 2028 Annual Meeting and the Class I director to hold office until the 2026 Annual Meeting and until their successor has been duly elected and qualified or until the earlier of their death, resignation or removal. | ☐ | ☐ | ☐ |

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below

**Nominees:**
1) Catherine Lesjak
2) John Strosahl
3) Andres Reiner

| **The Board of Directors recommends you vote FOR the following proposals:** | For | Against | Abstain |
|---|---|---|---|
| 2 Non-binding advisory vote to approve executive officer compensation | ☐ | ☐ | ☐ |
| 3 Approval of amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares | ☐ | ☐ | ☐ |
| 4 To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of PROS Holdings, Inc for the fiscal year ending December 31, 2025 | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof will be voted at the proxies' discretion. The Board of Directors recommends a vote in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

This Proxy, when properly executed, will be voted as specified. If no specification is made, the Proxy will be voted in favor of the directors listed above; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of Pricewaterhouse-Coopers LLP as the independent registered public accounting firm.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personal ly. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V63167-P28010

**PROS HOLDINGS, INC.**
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**
**ANNUAL MEETING OF STOCKHOLDERS MAY 8, 2025**

The stockholder(s) hereby appoint(s) Damian W. Olthoff and Christopher C. Chaffin, or each of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of PROS Holdings, Inc. that the stockholder(s) is/are entitled to vote at the virtual Annual Meeting of Stockholders to be held at 8:00 a.m. CDT on May 8, 2025 at www.virtualshareholdermeeting.com/PRO2025, and any adjournment or postponement thereof. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and the proxies' discretion on such other matters as may properly come before the meeting or any adjournment thereof.

**The Board of Directors recommends a vote in favor of the directors listed on the reverse side; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm.**

**If no specification is made, this Proxy will be voted in favor of the election of directors listed on the reverse side of this proxy card; in favor of the advisory vote on executive officer compensation; in favor of the amendments to our Amended and Restated 2017 Equity Incentive Plan to, among other items, increase the number of shares authorized for issuance by three million shares; and in favor of the appointment of PricewaterhouseCoopers LLP as the independent public accounting firm.**

**Continued and to be signed on reverse side**

Appendix

**PROS Holdings, Inc.**
**Supplemental Reconciliation of GAAP to Non-GAAP Financial Measures**
(In thousands)
(Unaudited)

| | Year Ended December 31, 2024 | |
|---|---|---|
| **Adjusted EBITDA** | | |
| **GAAP Loss from Operations** | $ | (19,022) |
| Amortization of acquisition-related intangibles | | 4,628 |
| Share-based compensation | | 40,754 |
| Depreciation and other amortization | | 3,675 |
| Capitalized internal-use software development costs | | (58) |
| **Adjusted EBITDA** | $ | 29,977 |

| | Year Ended December 31, 2024 | |
|---|---|---|
| **Net cash provided by operating activities** | $ | 27,383 |
| Purchase of property and equipment | | (1,166) |
| Capitalized internal-use software development costs | | (58) |
| **Free Cash Flow** | $ | 26,159 |

# APPENDIX A

# PROS
# AMENDED AND RESTATED

# 2017 EQUITY INCENTIVE PLAN,

# As amended


**PROS**

**Amended and Restated 2017 Equity Incentive Plan**


1.    **Establishment, Purpose and Term of Plan.**

      1.1    **Establishment.** The Amended and Restated PROS 2017 Equity Incentive Plan (the *"Plan"*) is hereby established effective as of May 8, 2025, the date of its approval by the stockholders of the Company (the *"Effective Date"*).  The PROS 2017 Equity Incentive Plan was originally approved by stockholders of the Company on May 11, 2017, was amended and restated on March 22, 2019 by the Board and approved by stockholders on May 7, 2019, was further amended and restated by the Board on February 22, 2021 and approved by stockholders on May 12, 2021, was further amended by the Board on February 22, 2023 and approved by stockholders on May 11, 2023, and was further amended by the Committee on March 13, 2025 and certain amendments to the Plan requiring stockholder approval were submitted for approval by the stockholders of the Company at the Company's 2025 annual meeting of stockholders.

      1.2    **Purpose.** The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group.  The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

      1.3    **Term of Plan.** The Plan will continue in effect until its termination by the Committee; provided, however, that all Awards must be granted, if at all, within ten (10) years from the Effective Date.

2.    **Definitions and Construction.**

      2.1    **Definitions.** Whenever used herein, the following terms have their respective meanings set forth below:

      (a)    *Affiliate"* means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities.  For this purpose, the terms "parent," "subsidiary," "control" and "controlled by" have the meanings assigned such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

      (b)    *"Award"* means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

      (c)    *"Award Agreement"* means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

      (d)    *"Board"* means the Board of Directors of the Company.

      (e)    *"Cash-Based Award"* means an Award denominated in cash and granted pursuant to Section 11.

      (f)    *"Cashless Exercise"* means a Cashless Exercise as defined in Section 6.3(b)(i).

      (g)    *"Cause"* means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or *nolo contendere*) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

      (h)    *"Change in Control"* means the occurrence of any one or a combination of the following:

      (i)    any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)       an Ownership Change Event or series of related Ownership Change Events (collectively, a *"Transaction"*) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ee)(iii), the entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be; or

(iii)       a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership includes, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities.  The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(i)       *Code"* means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j)       *"Committee"* means the Compensation and Leadership Development Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as specified by the Board.  If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board must exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(k)       *"Company"* means PROS Holdings, Inc., a Delaware corporation, and any successor corporation thereto.

(l)       *"Consultant"* means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m)       *"Director"* means a member of the Board.

(n)       *"Disability"* means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o)       *"Dividend Equivalent Right"* means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.  Dividend Equivalent Rights may not be granted in connection with an Option or SAR.

(p)       *"Employee"* means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee is sufficient to constitute employment for purposes of the Plan.  The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be.  For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company are final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(q)       *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(r)       *"Fair Market Value"* means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)       Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value will be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable.  If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value is established will be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as determined by the Committee, in its discretion.

(ii)       Notwithstanding the foregoing, the Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A.  The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)       If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock must be determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A.

(s)　　*"Full Value Award"* means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(t)　　*"Incentive Stock Option"* means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(u)　　*"Incumbent Director"* means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a Director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of Directors of the Company).

(v)　　*"Insider"* means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(w)　　*"Net Exercise"* means a Net Exercise as defined in Section 6.3(b)(iii).

(x)　　*"Nonemployee Director"* means a Director who is not an Employee.

(y)　　*"Nonemployee Director Award"* means any Award granted to a Nonemployee Director.

(z)　　*"Non-Exempt Employee"* means an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended.

(aa)　　*"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Award Agreement evidencing such Option) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(bb)　　*"Officer"* means any person designated by the Board as an officer of the Company.

(cc)　　*"Option"* means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd)　　*"Other Stock-Based Award"* means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ee)　　*"Ownership Change Event"* means the occurrence of any of the following with respect to the Company:  (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(ff)　　*"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(gg)　　*"Participant"* means any eligible person who has been granted one or more Awards.

(hh)　　*"Participating Company"* means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ii)　　*"Participating Company Group"* means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(jj)　　*"Performance Award"* means an Award of Performance Shares or Performance Units.

(kk)　　*"Performance Award Formula"* means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(ll)　　*"Performance Goal"* means a performance goal established by the Committee pursuant to Section 10.3.

(mm)　　*"Performance Period"* means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(nn)　　*"Performance Share"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(oo)　　*"Performance Unit"* means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(pp)　　*"Restricted Stock Award"* means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(qq)　　*"Restricted Stock Bonus"* means Stock granted to a Participant pursuant to Section 8.

(rr)　　*"Restricted Stock Purchase Right"* means a right to purchase Stock granted to a Participant pursuant to Section 8.

(ss)　　*"Restricted Stock Unit"* means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(tt)     *"**Rule 16b-3**"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(uu)     *"**SAR**"* or *"**Stock Appreciation Right**"* means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(vv)     *"**Section 409A**"* means Section 409A of the Code.

(ww)     *"**Section 409A Deferred Compensation**"* means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(xx)     *"**Securities Act**"* means the Securities Act of 1933, as amended.

(yy)     *"**Service**"* means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(zz)     *"**Stock**"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.3.

(aaa)     *"**Stock Tender Exercise**"* means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(bbb)     *"**Subsidiary Corporation**"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(ccc)     *"**Substitute Awards**"* shall mean Awards granted or Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary Corporation or with which the Company or any Subsidiary Corporation combines.

(ddd)     *"**Ten Percent Owner**"* means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(eee)     *"**Trading Compliance Policy**"* means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(fff)     *"**Vesting Conditions**"* mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

**2.2     Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

**3.     Administration.**

**3.1     Administration by the Committee.** The Plan must be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

**3.2     Authority of Officers.** Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

**3.3     Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan must be administered in compliance with the requirements, if any, of Rule 16b-3.

**3.4     Powers of the Committee.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a)     to determine the persons to whom, and the time(s) at which, Awards are granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b)     to determine the type of Award granted;

(c)     to determine the Fair Market Value of Stock or other property;

(d)     to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares of Stock pursuant to any Award, (ii) the method of payment for shares of Stock purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)     to determine whether an Award will be settled in Stock, cash, other property or in any combination thereof;

(f)     to approve one or more forms of Award Agreement;

(g)     to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares of Stock acquired pursuant thereto;

(h)     to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares of Stock acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i)     to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, and to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and

(j)     to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

**3.5     Option or SAR Repricing.** Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of Stock ("*Underwater Awards*") and the grant in substitution therefor of new Options or SARs having a lower exercise price, other Awards or payments in cash (except in the event of a Change in Control), or (b) the amendment of outstanding Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.3.

**3.6     Indemnification.** In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

**4.     Shares Subject to Plan.**

**4.1     Maximum Number of Shares Issuable.** Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal to 13,550,000 shares[1], and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.

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[1] This is the sum of the previously approved 10,550,000 shares plus the new 3,000,000 shares. As of the new Effective Date of the plan, the number of shares available for new awards shall equal 4,522,341, which is the sum of 3,000,000 new shares, plus the 1,522,341 shares that remained available for grants as of March 3, 2025, less shares subject to awards made after March 3, 2025, and subject to adjustment as provided in the plan.

**4.2     Share Counting.**  If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan.  Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.  Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised.  If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised.  Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2, and shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, in each such case, shall not again be available for issuance under the Plan.  Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 will again become available for issuance under the Plan; provided, however, that any shares so withheld or tendered above the applicable minimum statutory withholding rate will not become available again for issuance under the Plan.

**4.3     Adjustments for Changes in Capital Structure.**  Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Stock, appropriate and proportionate adjustments will be made in the number and kind of shares of Stock subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4, and in the exercise or purchase price per share of Stock under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan.  For purposes of the foregoing, conversion of any convertible securities of the Company will not be treated as "effected without receipt of consideration by the Company."  If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares.  In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards must be adjusted in a fair and equitable manner as determined by the Committee, in its discretion.  Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent.  In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the Stock subject to such Award.  The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods.  Any adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

**4.4     Assumption or Substitution of Awards.**  The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code.

**5.     Eligibility, Participation and Award Limitations.**

**5.1     Persons Eligible for Awards.**  Awards may be granted only to Employees, Consultants and Directors.

**5.2     Participation in the Plan.**  Awards are granted solely at the discretion of the Committee.  Eligible persons may be granted more than one Award.  However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

**5.3     Incentive Stock Option Limitations.**

(a)     ***Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.***  Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 13,550,000 shares.  The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options will be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

(b)     ***Persons Eligible.***  An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an *"ISO-Qualifying Corporation"*).  Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

(c)     ***Fair Market Value Limitation.***  To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options.  For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Stock shall be determined as of the time the option with respect to such Stock is granted.  If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code.  If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising.  In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first.  Upon exercise of the Option, shares of Stock issued pursuant to each such portion shall be separately identified.

5.4    **RESERVED**

5.5    **Nonemployee Director Award Limit.**  Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any Nonemployee Director during any single calendar year, plus the total cash compensation paid to such Nonemployee Director for services rendered for such calendar year, shall not exceed $600,000; provided, however, that this limitation shall not apply to any amounts, including any severance, consulting fees or similar fees, paid to a Nonemployee Director for prior or current service as an employee or consultant of the Company; and provided, further, that any deferred compensation shall be counted for purposes of this limitation in the year it is first earned regardless of when paid or settled.

5.6    **Minimum Vesting.**  As provided in Section 4, no Award (other than cash-based Awards) shall vest earlier than one year following the date of grant of such Award; provided that, the foregoing minimum vesting requirement shall not apply to any (a) acceleration of vesting of any Award, including upon death, disability, or in connection with a Change in Control, as determined by the Committee in its discretion, (b) Substitute Awards, (c) Awards to Nonemployee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, (d) shares of Stock delivered in lieu of fully vested cash-based Awards; and (e) other Awards up to a maximum of five percent (5%) of the aggregate number of shares of Stock that may be issued under the Plan (subject to adjustment as provided in Section 4.3).

6.    **Stock Options.**

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee establishes.  Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

6.1    **Exercise Price.**  The Committee, in its discretion, shall establish the exercise price for each Option; provided, however, that (a) the exercise price per share will not be less than the Fair Market Value per share of Stock on the effective date of grant of the Option and (b) the exercise price per share for any Incentive Stock Option granted to a Ten Percent Owner, must be no less than one hundred ten percent (110%) of the Fair Market Value per share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2    **Exercisability and Term of Options.**  Subject to the minimum vesting provisions of Section 5.6, Options will be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option will be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner will be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act).  Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option terminates ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3    **Payment of Exercise Price.**

(a)    ***Forms of Consideration Authorized.***  Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option must be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) by any combination thereof.  The Committee may from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)    ***Limitations on Forms of Consideration.***

(i)    **Cashless Exercise.**  A *"Cashless Exercise"* means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares of Stock being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System).  The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)    **Stock Tender Exercise.**  A *"Stock Tender Exercise"* means the delivery of a properly executed exercise notice accompanied by a Participant's tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares of Stock with respect to which the Option is exercised.  A Stock Tender Exercise is not permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's Stock.  If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)    **Net Exercise.**  A *"Net Exercise"* means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4     **Effect of Termination of Service.**

(a)     ***Option Exercisability.***  Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, a Participant may exercise an Option after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and the Option will thereafter terminate.

(i)     **Disability.**  If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the ***"Option Expiration Date"***).

(ii)     **Death.**  If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.  The Participant's Service will be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant's termination of Service.

(iii)     **Termination for Cause.**  Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option will terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv)     **Other Termination of Service.**  If the Participant's Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares of Stock on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(b)     ***Extension if Exercise Prevented by Law.***  Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5     **Transferability** of **Options.**  During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative.  An Option is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.  Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option.  An Option shall never be transferred to a third-party financial institution for value.

7.     **Stock Appreciation Rights.**

Stock Appreciation Rights must be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee establishes.  Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and be subject to the following terms and conditions:

7.1     **Types of SARs Authorized.**  SARs may be granted in tandem with all or any portion of a related Option (a ***"Tandem SAR"***) or may be granted independently of any Option (a ***"Freestanding SAR"***).  A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2     **Exercise Price.**  The exercise price for each SAR will be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR will be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR may not be less than the Fair Market Value per share of Stock on the effective date of grant of the SAR.  Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A of the Code.

7.3     **Exercisability and Term of SARs.**

(a)     ***Tandem SARs.***  Tandem SARs are exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option.  The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option will nevertheless remain exercisable in accordance with its terms.  A Tandem SAR will terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled.  Upon the exercise of a Tandem SAR with respect to some or all of the shares of Stock subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised.  Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR is canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)    *Freestanding SARs.*  Subject to the minimum vesting provisions of Section 5.6, Freestanding SARs are exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR will be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to a Non-Exempt Employee will be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Non-Exempt Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act).  Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR terminates ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4    **Exercise of SARs.**  Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value per share of Stock on the date of exercise of the SAR over the exercise price.  The Company shall pay such amount (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR.  When payment is to be made in shares of Stock, the number of shares to be issued will be determined on the basis of the Fair Market Value of Stock on the date of exercise of the SAR.  For purposes of Section 7, an SAR is deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5    **Deemed Exercise of SARs.**  If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised is automatically deemed to be exercised as of such date with respect to such portion.

7.6    **Effect of Termination of Service.**  Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter terminates.

7.7    **Transferability of SARs.**  During the lifetime of the Participant, an SAR is only exercisable by the Participant or the Participant's guardian or legal representative.  An SAR is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.  Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR is assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.

## 8.    Restricted Stock Awards.

Restricted Stock Awards must be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee establishes.  Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1    **Types of Restricted Stock Awards Authorized.**  Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right.  Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4.  If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2    **Purchase Price.**  The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right will be established by the Committee in its discretion.  No monetary payment (other than applicable tax withholding) is required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which is services actually rendered to a Participating Company or for its benefit.  Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3    **Purchase Period.**  A Restricted Stock Purchase Right is exercisable within the period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4    **Payment of Purchase Price.**  Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5    **Vesting and Restrictions on Transfer.**  Subject to the minimum vesting provisions of Section 5.6, shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award.  During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8.  The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy.  Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

**8.6    Voting Rights; Dividends and Distributions.**  Except as provided in this Section 8.6, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid.  In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

**8.7    Effect of Termination of Service.**  Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.  The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

**8.8    Nontransferability of Restricted Stock Award Rights.**  Rights to acquire shares of Stock pursuant to a Restricted Stock Award are not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution.  All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

## 9.    Restricted Stock Units.

Restricted Stock Unit Awards must be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee establishes.  Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

**9.1    Grant of Restricted Stock Unit Awards.**  Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4.  If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

**9.2    Purchase Price.**  No monetary payment (other than applicable tax withholding, if any) may be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit.  Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

**9.3    Vesting.**  Subject to the minimum vesting provisions of Section 5.6, Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award.

**9.4    Voting Rights, Dividend Equivalent Rights and Distributions.**  Participants have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).  However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated.  Dividend Equivalent Rights, if any, will be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee.  The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited will be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value of Stock on such date. Such cash amount or additional Restricted Stock Units are subject to the same terms and conditions and must be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award.  In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions as are applicable to the Award.

**9.5    Effect of Termination of Service.**  Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

**9.6      Settlement of Restricted Stock Unit Awards.**  The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any.  The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date will be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest.  If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant must be set forth in the Award Agreement.  Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

**9.7      Nontransferability of Restricted Stock Unit Awards.**  The right to receive shares pursuant to a Restricted Stock Unit Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.  All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder will be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

**10.      Performance Awards.**

Performance Awards must be evidenced by Award Agreements in such form as the Committee establishes.  Such Award Agreements may incorporate all or any of the terms of the Plan by reference and must comply with and will be subject to the following terms and conditions:

**10.1      Types of Performance Awards Authorized.**  Performance Awards may be granted in the form of either Performance Shares or Performance Units.  Each Award Agreement evidencing a Performance Award must specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

**10.2      Initial Value of Performance Shares and Performance Units.**  Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share has an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit has an initial monetary value established by the Committee at the time of grant.  The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

**10.3      Establishment of Performance Period, Performance Goals and Performance Award Formula.**  In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period (subject to the minimum vesting provisions of Section 5.6), Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

**10.4      Measurement of Performance Goals.**  Performance Goals must be established by the Committee on the basis of targets to be attained (*"Performance Targets"*) with respect to one or more measures of business, financial or other measure or metric, determined in the subjective discretion of the Committee, of performance (each, a *"Performance Measure"*), subject to the following:

(a)      *Performance Measures.*  Performance Measures may be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they may be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award.  As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee.  Unless otherwise determined by the Committee, the Performance Measures applicable to the Performance Award will be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any event the Committee determines is appropriate to exclude, including change in accounting standards or any unusual or infrequently occurring event or transaction. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award.  Performance Measures may be based upon one or more of the following, as determined by the Committee (or any other metric or goal as the Committee may determine, including subjective performance criteria):

| | |
|---|---|
| (i) | revenue; |
| (ii) | sales; |
| (iii) | expenses; |
| (iv) | operating income; |
| (v) | gross margin; |
| (vi) | operating margin; |
| (vii) | earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization; |
| (viii) | pre-tax profit; |
| (ix) | net operating income; |
| (x) | net income; |
| (xi) | economic value added; |
| (xii) | free cash flow; |
| (xiii) | operating cash flow; |

| (xiv) | balance of cash, cash equivalents and marketable securities; |
|---|---|
| (xv) | stock price; |
| (xvi) | earnings per share; |
| (xvii) | return on stockholder equity; |
| (xviii) | return on capital; |
| (xix) | return on assets; |
| (xx) | return on investment; |
| (xxi) | total stockholder return; |
| (xxii) | employee satisfaction; |
| (xxiii) | employee retention; |
| (xxiv) | market share; |
| (xxv) | customer satisfaction; |
| (xxvi) | product development; |
| (xxvii) | research and development expenses; |
| (xxviii) | completion of an identified special project; |
| (xxix) | completion of a joint venture or other corporate transaction; and |
| (xxx) | bookings. |

(b) **Performance Targets.** Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

**10.5    Settlement of Performance Awards.**

(a) **Determination of Final Value.** As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) **Discretionary Adjustment of Award Formula.** In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award granted to any Participant to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine. The Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to increase or reduce some or all of the value of the Performance Award that would otherwise be paid to the Employee upon its settlement notwithstanding the attainment of any Performance Goal and the resulting value of the Performance Award determined in accordance with the Performance Award Formula.

(c) **Effect of Leaves of Absence.** Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period will be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) **Notice to Participants.** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e) **Payment in Settlement of Performance Awards.** As soon as practicable following the Committee's determination and certification in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment will be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount will be made in cash, shares of Stock, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment will be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant must be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but is not obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(f) **Provisions Applicable to Payment in Shares.** If payment is to be made in shares of Stock, the number of such shares of Stock shall be determined by dividing the final value of the Performance Award by the Fair Market Value of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions must be evidenced by an appropriate Award Agreement and will be subject to the provisions of Sections 8.5 through 8.8 above.

**10.6    Voting Rights; Dividend Equivalent Rights and Distributions.** Participants have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, will be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee.

The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, will be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights will not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

        **10.7**     **Effect of Termination of Service.** Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award will be as follows:

        (a)     ***Death or Disability.*** If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award will be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and will be prorated based on the number of months of the Participant's Service during the Performance Period. Payment will be made following the end of the Performance Period in any manner permitted by Section 10.5.

        (b)     ***Other Termination of Service.*** If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award is forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section will be made following the end of the Performance Period in any manner permitted by Section 10.5.

        **10.8**     **Nontransferability of Performance Awards.** Prior to settlement in accordance with the provisions of the Plan, no Performance Award is subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder is exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

        **11.**     <u>**Cash-Based Awards and Other Stock-Based Awards.**</u>

        Cash-Based Awards and Other Stock-Based Awards must be evidenced by Award Agreements in such form as the Committee establishes. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and will comply with and be subject to the following terms and conditions:

        **11.1**     **Grant of Cash-Based Awards**. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee determines.

        **11.2**     **Grant of Other Stock-Based Awards**. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

        **11.3**     **Value of Cash-Based and Other Stock-Based Awards**. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award must be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. Subject to the minimum vesting provisions of Section 5.6, The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met. The establishment of performance criteria with respect to the grant or vesting of any Cash-Based Award or Other Stock-Based Award shall follow procedures substantially equivalent to those applicable to Performance Awards set forth in Section 10.

        **11.4**     **Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards**. Payment or settlement, if any, with respect to a Cash-Based Award or Other Stock-Based Award will be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines. The determination and certification of the final value with respect to any Cash-Based Award or Other Stock-Based Award will comply with the requirements applicable to Performance Awards set forth in Section 10. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

**11.5     Voting Rights; Dividend Equivalent Rights and Distributions.**  Participants have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award.  However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated.  Such Dividend Equivalent Rights, if any, will be paid in accordance with the provisions set forth in Section 9.4.  Dividend Equivalent Rights are not granted with respect to Cash-Based Awards.  In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments will be made in the Participant's Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property are immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

**11.6     Effect of Termination of Service**.  Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award must set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service.  Such provisions will be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

**11.7     Nontransferability of Cash-Based Awards and Other Stock-Based Awards.**  Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award is not subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.  The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

## 12.     Standard Forms of Award Agreement.

**12.1     Award Agreements.**  Each Award must comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time.  No Award or purported Award is a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

**12.2     Authority to Vary Terms.**  The Committee has the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

## 13.     Change in Control.

**13.1     Effect of Change in Control on Awards.**  In the event of a Change in Control, outstanding Awards will be subject to the definitive agreement entered into by the Company in connection with the Change in Control.  Subject to the requirements and limitations of Section 409A, if applicable, the following provisions shall apply:

(a)     *Accelerated Vesting.*  In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)     *Assumption, Continuation or Substitution.*  In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the *"Acquiror"*), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable.

For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock will be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control.  Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control will become immediately exercisable and vested in full (a) as of ten (10) days prior to, and subject to, the consummation of the Change in Control or (b) settled effective immediately prior to the time of consummation of the Change in Control, as applicable.  Any Award or portion thereof that is immediately exercisable and vested in full pursuant to the preceding sentence to the extent unexercised immediately prior to the consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of the consummation of the Change in Control.

(c)  **_Termination in Connection with a Change in Control._**  Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated without Cause or the Participant voluntarily terminates the Participant's employment after a reduction of the Participant's base salary of fifteen percent (15%) or greater without the Participant's express written consent within eighteen (18) months following the consummation of a Change in Control, such Participant's Awards will become immediately exercisable and vested in full as of the date of such termination.  Such immediately exercisable and fully vested Awards will be settled to the extent possible on the date of the Participant's termination pursuant to this subsection (c).  Awards requiring the Participant's exercise, may be exercised by the Participant at any time prior to the expiration of three (3) months after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date.

(d)  **_Cash-Out of Outstanding Stock-Based Awards._**  The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, will be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award.  In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without payment of consideration to the holder thereof.  Payment pursuant to this Section (reduced by applicable withholding taxes, if any) will be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

**13.2  Effect of Change in Control on Nonemployee Director Awards.**  Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b), will be settled effective immediately prior to the time of consummation of the Change in Control.

**13.3  Federal Excise Tax Under Section 4999 of the Code.**

(a)  **_Excess Parachute Payment._**  If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b)  **_Determination by Tax Firm._**  To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the "**_Tax Firm_**").  As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant.  For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.  The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination.  The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

## 14.  Compliance with Securities Law.

The grant of Awards and the issuance of shares of Stock pursuant to any Award is subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed.  In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act is at the time of such exercise or issuance in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act.  The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan will relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.  As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

## 15.  Compliance with Section 409A.

**15.1  Awards Subject to Section 409A.**  The Company intends that Awards granted pursuant to the Plan either be exempt from or comply with Section 409A, and the Plan shall be so construed.  The provisions of this Section 15 apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation.  Such Awards may include, without limitation:

(a)  A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)  Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "***Short-Term Deferral Period***" means the 2½ month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" has the meaning provided by Section 409A.

**15.2    Deferral and/or Distribution Elections.**  Except as otherwise permitted or required by Section 409A, the following rules applies to any compensation deferral and/or payment elections (each, an "***Election***") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)    Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)    Elections must be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)    Elections  continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

**15.3    Subsequent Elections.**  Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award must comply with the following requirements:

(a)    No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)    Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)    No subsequent Election related to a payment pursuant to Section 15.4(a)(iv) may be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)    Subsequent Elections continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

**15.4    Payment of Section 409A Deferred Compensation.**

(a)    ***Permissible Payments.***  Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

    (i)    The Participant's "separation from service" (as defined by Section 409A);
    (ii)    The Participant's becoming "disabled" (as defined by Section 409A);
    (iii)    The Participant's death;
    (iv)    A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;
    (v)    A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or
    (vi)    The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b)    ***Installment Payments***.  It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) will, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)    ***Required Delay in Payment to Specified Employee Pursuant to Separation from Service.***  Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A and to the extent necessary to avoid the imposition of taxes under Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a "specified employee" (as defined by Section 409A) as of the date of the Participant's separation from service before the date (the "***Delayed Payment Date***") that is six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

(d)    ***Payment Upon Disability.***  All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled will be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions will be paid in a lump sum upon the determination that the Participant has become disabled.

(e)    ***Payment Upon Death.***  If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts will be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions will be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f)     ***Payment Upon Change in Control.***  Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount will become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A.  Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) will vest to the extent provided by such Award but will be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)     ***Payment Upon Unforeseeable Emergency.***  The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency.  In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award.  All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred.  The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award will be altered or modified, is final, conclusive, and not subject to approval or appeal.

(h)     ***Prohibition of Acceleration of Payments.***  Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.

(i)     ***No Representation Regarding Section 409A Compliance***.  Notwithstanding any other provision of the Plan, the Company makes no representation that Awards will be exempt from or comply with Section 409A.  No Participating Company is liable for any tax, penalty or interest imposed on a Participant by Section 409A.

## 16.     Tax Withholding.

**16.1     Tax Withholding in General.**  The Company has the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto.  The Company has no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

**16.2     Withholding in or Directed Sale of Shares.**  The Company has the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company.  The Fair Market Value of Stock withheld or tendered to satisfy any such tax withholding obligations may not (a) be less than the amount determined by the applicable minimum statutory withholding rates; and (b) exceed the amount determined by the maximum applicable statutory tax rates applicable to the Participant and to the particular Award or the shares acquired pursuant thereto. Any shares withheld above minimum statutory rates shall not be added back into the share authorization of Section 4.1, in accordance with Section 4.2. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

## 17.     Amendment, Suspension or Termination of Plan.

The Committee may amend, suspend or terminate the Plan at any time.  However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3), (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted.  No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee.  Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant.  Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

## 18.     Miscellaneous Provisions.

**18.1     Repurchase Rights.**  Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted.  The Company has the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.  Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2    **Forfeiture Events.**

(a)    The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award.  Such events may include, but are not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b)    If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve (12) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve (12) month period.

18.3    **Provision of Information.**  Each Participant will be given access to information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

18.4    **Rights as Employee, Consultant or Director.**  No person, even though eligible pursuant to Section 5, has a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.  Nothing in the Plan or any Award granted under the Plan confers on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time.  To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award will in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

18.5    **Rights as a Stockholder.**  A Participant has no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).  No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.

18.6    **Delivery of Title to Shares.**  Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.7    **Fractional Shares.**  The Company is not be required to issue fractional shares upon the exercise or settlement of any Award.

18.8    **Retirement and Welfare Plans**.  Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation must be taken into account in computing a Participant's benefit.

18.9    **Beneficiary Designation.**  Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit.  Each designation will revoke all prior designations by the same Participant, will be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime.  If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse.  If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

18.10    **Severability**.  If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision will be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan will not in any way be affected or impaired thereby.

18.11    **No Constraint on Corporate Action.**  Nothing in this Plan will be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.12    **Unfunded Obligation.**  Participants shall have the status of general unsecured creditors of the Company.  Any amounts payable to Participants pursuant to the Plan are considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974.  No Participating Company will be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.  The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder.  Any investments or the creation or maintenance of any trust or any Participant account will not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company.  Participants have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

**18.13   Choice of Law.**  Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Texas, without regard to its conflict of law rules.

**IN WITNESS WHEREOF**, the undersigned Secretary of the Company certifies that the foregoing sets forth the PROS 2017 Equity Incentive Plan as duly adopted by the Board on February 22, 2023 and as amended by the Committee on March 13, 2025.

/s/ DAMIAN OLTHOFF

Damian Olthoff, Secretary

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## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K


(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended  December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from                to

Commission File Number **001-33554**




# PROS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)


| | |
|---|---|
| **Delaware** | **76-0168604** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **3200 Kirby Drive, Suite 600** | |
| **Houston,  Texas** | **77098** |
| (Address of Principal Executive Offices) | (Zip code) |


Registrant's telephone number, including area code: **713 335-5151**

Securities Registered Pursuant to Section 12(b) of the Act:


| Title of Each Class | Trading Symbol | Name of Each Exchange on Which Registered |
|---|---|---|
| **Common Stock, $0.001 par value per share** | **PRO** | **New York Stock Exchange** |


Securities Registered Pursuant to Section 12(g) of the Act: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒   No   ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes   ☐   No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated Filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.      ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).      ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).      Yes ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,296,516,929 as of June 30, 2024 based upon the closing price for the registrant's common stock on the New York Stock Exchange. This determination of affiliate status was based on publicly filed documents and is not necessarily a conclusive determination for other purposes.

47,567,581 shares of common stock were issued and outstanding as of February 6, 2025.

---

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's proxy statement relating to its 2025 Annual Stockholders Meeting (the "2025 Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. The 2025 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

---

**PROS Holdings, Inc.**
**Annual Report on Form 10-K**
For the Year Ended December 31, 2024

**Table of Contents**

*The terms "PROS," "we," "us," and "our" refer to PROS Holdings, Inc., a Delaware corporation, and all of its subsidiaries that are consolidated in conformity with the generally accepted accounting principles in the United States of America ("GAAP").*

*This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that involve risks and uncertainties. All statements in this report other than historical facts are forward-looking and are based on current estimates, assumptions, trends and projections. Forward looking statements can be identified by words such as "future", "believes," "seeks," "expects," "may," "should," "could," "intends," "likely," "targets," "plans," "anticipates," "estimates," or the negative version of those words and similar expressions. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed or implied by these or other forward-looking statements made by us or on our behalf. You should not rely on forward-looking statements as predictions of future events, as we cannot guarantee that future results, levels of activity, performance or achievements will meet expectations. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors." The forward-looking statements made herein are only made as of the date hereof. We undertake no obligation to publicly update forward-looking statements for any reason, except as required by law.*

## Part I

### Item 1. *Business*

### Overview

PROS provides software solutions that optimize shopping and selling experiences for both business-to-business ("B2B") and business-to-consumer ("B2C") companies across industry verticals in more than 80 countries. Our solutions leverage proprietary artificial intelligence ("AI") and automation to help drive profitable growth at scale by enabling fast, frictionless and personalized transactional experiences across diverse go-to-market channels. We manage updates and upgrades for software deployed on the PROS Platform, offer standard configurations tailored to the industries we serve, and provide services to configure our solutions to meet specific customer needs. As a result, our customers benefit from rapid access to innovation and can continuously adapt to evolving market demands.

### Our Solutions

Our cloud-based software solutions are built on a unified platform and delivered as software-as-a-service ("SaaS"), equip companies with AI-driven predictive and prescriptive guidance to deliver real-time customized offers and prices to help drive profitable growth. Our core focus areas include price optimization and management, configure price quote ("CPQ"), airline revenue optimization, airline distribution and retail, and digital offer marketing. Leveraging decades of operational data science research, our advanced machine learning and unique dynamic AI capabilities incorporate our research expertise in dynamic pricing, demand and margin forecasting, neural networks, optimization, cost modelling and reinforcement learning.

The PROS Platform is designed to help businesses create, optimize and market available offers and handle orders through both first- and third-party digital channels. The PROS Platform supports daily decision-making and strategic planning. For example, the PROS Platform enables cross functional collaboration to quickly create customer offers and expedite deal closures while improving sales efficiency and enhancing internal compliance. The PROS Platform is designed for high performance, scalability, availability and security to help improve sales cycle times, visibility, profit margins and customer engagement by aligning sales and pricing strategies across channels. The PROS Platform is comprised of the following solutions:

*PROS Smart Price Optimization and Management* enables businesses to optimize, customize and align pricing across complex B2B and B2C go-to-market channels in dynamic and competitive markets to help drive revenue growth, recover margin leakage, accelerate quote turnaround times, manage rebates and improve win-rates. This comprehensive pricing solution provides a unified source for price management, coordination and strategy to harmonize pricing and enhance price consistency and attainment. This solution leverages formulaic strategies with real-time or conditional data to keep pricing up-to-date with market demands, and also provides business-relevant analytics to explain AI-driven recommendations. PROS Real-Time Pricing Engine replaces static price lists with dynamic, on-demand pricing tailored to real-time market conditions. Our AI-powered algorithms provide market-relevant price guidance, dynamically refining prices in response to changing market conditions and buyer behavior. This predictive and prescriptive price guidance tailors pricing for each unique buying scenario.

*PROS Smart Configure Price Quote* enables users to discover and customize product recommendations, configure products, manage approvals, optimize pricing, generate professional proposals and digitally collaborate with their customers on quotes. This solution leverages AI and machine learning to empower businesses to tailor offers for each buyer across sales channels. Smart CPQ helps improve sales productivity at scale, accelerate deal velocity and support diverse selling scenarios, including spot-order purchases, subscription orders and maintenance of negotiated sales agreements. Businesses can also integrate Smart CPQ into their eCommerce portals, empowering end users to self-serve accurate, tailored quotes.

*PROS Airline Revenue Optimization* solutions enable airlines to drive revenue and profit-maximizing business strategies through the application of advanced forecasting, optimization technologies and decision-support capabilities. These solutions are designed to empower airlines to quickly adapt to changing market conditions, differentiate strategies by market and sales channel, monitor pricing and revenue management performance, and increase customer loyalty by providing the right products and services at the right time. Our Airline Revenue Optimization suite of products includes:

- *PROS Airline Revenue Management* delivers algorithmic forecasting and network optimization to determine optimal capacity levels and manage booking class inventory at the flight/network level.

- *PROS Airline Real-Time Dynamic Pricing™* computes booking class availability and seat prices in real time across channels, while keeping rules, fares and other data in sync.

- *PROS Dynamic Ancillary Pricing* provides an AI-based reinforcement learning algorithm to determine optimal prices for ancillary services such as seat selection, baggage fees and other services.

- *PROS Airline Group Sales Optimizer* enables airlines and their travel agent partners to create and manage group bookings, contracts, policies and payments in one location.

- *PROS Corporate Sales* enables airlines to create commercial agreements with their corporate customers, by allowing businesses self-service and direct interaction with airlines in the digital creation of corporate travel agreements.

*PROS Airline Distribution and Retail* solutions enable airlines to become better direct retailers by increasing their control and flexibility over how they sell and distribute offers through scalable shopping, booking and merchandising capabilities to design and distribute offers. The solutions are powered by proprietary algorithms, compliant with industry pricing and distribution standards and entirely passenger service system independent. Our Airline Distribution and Retail suite of products includes:

- *PROS Dynamic Offers* powers airlines' shopping, pricing and repricing by delivering offers to travelers across airlines' sales channels. Dynamic Offers is comprised of several key offer management capabilities including ancillary merchandising, bundling and omni-channel distribution designed to comply with International Air Transport Association ("IATA") New Distribution Capability ("NDC") data transmission standards.

- *PROS Digital Retail* offers a configurable end-to-end solution to optimize the traveler experience from inspiration to post-trip. With this solution, airlines can increase conversion rates and upsell opportunities while having the flexibility and control to optimize user interface across their internet booking engine and mobile application.

*PROS Digital Offer Marketing* solutions provide performance content management and search engine marketing tools that enable businesses in the travel industry to drive their customers directly into their direct selling channels, helping create superior brand experiences and foster customer loyalty. Our Digital Offer Marketing solutions include:

- *airTRFX* allows airlines to launch and manage digital marketing campaigns by generating digital landing pages for every route, origin and destination in an airline's network with relevant fares and a wide range of local languages.

- *airModules* provides airlines flight search displays with relevant fares for digital advertising, including histograms, mosaics, carousels and maps.

- *airWire* displays dynamic fares and content powered by user-search data independent of third-party intermediaries.

- *airSEM* provides airline specific search engine marketing tools designed to help build, launch and manage ad campaigns with real-time fares in ad copy.

**Our Industry**

Rapidly changing markets and evolving buyer expectations make it increasingly challenging for companies to compete and grow. We believe that market forces, including increasingly dynamic and complex business models, the continued growth of eCommerce, inflation, supply and demand volatility, and ever-increasing volumes of enterprise and market data, will increase demand for software solutions that enable companies to dynamically configure, price and sell their products and services across buyer channels with speed, precision and consistency. We believe the market for solutions using AI and machine learning that can drive profitable revenue growth is large, growing and spans most major industries.

**Technology**

Our high-performance software architecture supports real-time, high-volume transaction processing and enables us to handle the complex and demanding processing requirements of sophisticated global enterprises, including those who require sub-second response times. We generally provide our cloud services via cloud computing platform partners who offer Infrastructure-as-a-Service ("IaaS") and Platform-as-a-Service ("PaaS"). Using cloud computing platform partners and their globally distributed infrastructure provides us flexibility to service customers around the globe at scale.

**Sales, Marketing and Customer Success**

Focusing on our land-realize-expand approach to building our customer relationships, we sell and market our software primarily through our direct global sales force and indirectly through go-to-market partners, resellers and system integrators. Our marketing activities consist of programs designed to build awareness of our solutions, generate sales leads and accelerate sales opportunities. We host an annual customer conference, Outperform, where we invite our customers and prospects to learn about best practices from thought leaders, executives and other practitioners in using technology to compete in the digital economy, hear about our latest innovations and network with peers across industries. Our customer success team works closely with customers to ensure our solutions deliver value, promoting satisfaction and retention.

**Professional Services**

We provide software-related professional services, including implementation, configuration, consulting and training services. We offer in-depth expertise, proven best practices and repeatable delivery methodologies based on standardized and tested implementation processes developed through years of experience implementing our software solutions in global enterprises across multiple industries. In addition to our own internal services team, we also work with many third-party system integrators who have been certified to implement our software.

**Maintenance and Support**

We support customers maintaining on-premises software licenses purchased prior to 2015 through maintenance and support contracts. Revenue from maintenance and support services has continued to decline, largely as a result of existing maintenance customers migrating to our cloud solutions.

**Customers**

We sell our solutions to customers across many industries, including automotive and industrial manufacturing and distribution, transportation and logistics, chemicals and energy, food and consumables, healthcare, insurance, technology and travel. Our customers are generally large corporate enterprises, many with a global footprint, or medium-sized businesses, although we also have customers that are smaller in scope of operations. In 2024, we had no single customer that accounted for 10% or more of our revenue. Our customers are also geographically diverse, as approximately 66% of our total revenue for the year ended December 31, 2024, came from customers outside the U.S.

**Competition**

The markets for our solutions are highly competitive, fragmented, rapidly evolving, and subject to changing technology, shifting customer needs, and introductions of new products and services. Due to the breadth of the business problems we solve, we compete with solutions from a number of both large and small companies, including industry specific software, pricing solutions, CPQ solutions, revenue management solutions, airline offer marketing, and airline retail, shopping and merchandising solutions, all of which deliver only a part of the functionality of our competing offerings. Large enterprise application providers have offerings that include functionality that competes against part of our Platform. We also compete against solutions developed internally by individual businesses, which generally include some combination of spreadsheets, manual processes, external consultants and internally developed software tools.

We believe the principal competitive factors in our markets include:

- breadth and depth of product and service offerings, including functionality, performance, product architecture, configurability, data security, reliability and scalability;

- strength of AI and real-time capabilities;

- price, return on investment and total cost of ownership;

- speed to deploy and ease of use;

- brand awareness, industry vision and leadership, and reputation;

- depth of expertise in AI, machine learning, data and pricing science;

- ability to handle large data volumes at scale;

- applicability for all current and expected selling channels;

- size and composition of customer base;

- ability to integrate with enterprise infrastructure and third-party applications; and

- industry domain expertise and functionality.

We believe that we compete favorably based on these factors. Some of our competitors also compete by bundling their applications with other enterprise applications and we expect this to continue in the future. We believe our competition will continue to increase as we expand into adjacent market segments.

**Intellectual Property**

Our success and ability to compete is dependent, in part, on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We protect our intellectual property with a combination of trade secrets, confidentiality procedures, contractual provisions, patents, trademarks, copyrights and other similar measures. We believe that reliance upon trade secrets and unpatented proprietary know-how are generally the most advantageous methods for us to protect our proprietary information.

**Research and Development**

We believe innovation is the foundation of our business and our ability to compete successfully depends on our continued ability to provide timely and competitive products as technology advances. We continue to invest in research and development to enhance our existing solutions and develop new solutions. For example, we believe PROS pioneered using neural network technology to drive hyper-tailored price recommendations. In fiscal 2024 and 2023, we incurred research and development expenses, net of capitalized internal-use software cost, of $89.7 million and $89.4 million, respectively, which includes investments in our product management, user experience, product development and science and research groups. We conduct research and development activities in various domestic and international locations and also utilize third-party contractors in various countries. We also employ data scientists, many of whom are Ph.D.'s, to advance our innovation and interact with our customers, product development, sales, marketing and services teams to help keep our science efforts relevant to real-world demands.

**Human Capital Resources**

We believe we must attract, develop, motivate and retain exceptional employees to maintain our culture and uphold our high ethical standards. We believe that our commitment to innovation begins with creating an environment where our employees can thrive and reach their full potential. To accomplish this, we offer competitive total rewards, promote diversity, equity, inclusion and invest in ongoing employee learning, development, health and welfare. Oversight of our approach to, and investment in, human capital resources is a key governance matter for our Board of Directors ("Board"). Directly, and through its Compensation and Leadership Development Committee, the Board engages regularly with management on human capital matters. As of December 31, 2024, we had 1,501 full-time personnel, which included 1,343 employees and 158 outsourced personnel. Our team spans 15+ countries, reflecting various backgrounds, ages, gender identities and ethnicities.

*Culture*. Our values and culture are embedded in everything we do. We proactively strive to maintain and improve our collaborative and open culture, including through regular employee, people leader and management communication, team events and employee surveys. We use insights from employee feedback to inform our human capital resources plans. In 2024, we were proud to be recognized as a Great Place to Work® across six countries, US News Best Companies to Work for, and US News Best in IT, Software and Services. We encourage you to visit our website for more information regarding our human capital programs and initiatives.

*Total Rewards*. We require a talented workforce to drive innovation, operational excellence and long-term stockholder value. We believe that employees should be paid fairly for what they do and how they do it, regardless of their gender, race or other personal characteristics, and we constantly strive for pay parity. We define pay parity as compensating employees in the same job and location fairly regardless of their gender or ethnicity. To attract and retain a talented workforce, we provide total rewards programs, practices and policies designed to be market-competitive, developed through benchmarking and consideration of other relevant factors such as an employee's role, skills, experience, job location and performance. We have invested in analysis and transparency to demonstrate our commitment to fair compensation and opportunity.

Our human resources management philosophy goes beyond traditional compensation and benefits. We design our total rewards to meet the needs of the whole person, not just the employee, recognizing that life events and circumstances that occur outside of work may impact what happens at work. We invest in employee mental health and wellness programs and provide a trusted time off approach in the U.S. to give employees more flexibility and control over their schedules.

*Diversity and Inclusion*. We believe diversity, equity and inclusion ("DEI") drive innovation and ownership. Our commitment to diversity and inclusion starts at the top with a skilled and diverse Board which provides oversight of our human capital resources efforts, including our DEI programs and initiatives. As of December 31, 2024, the majority of our Board was comprised of either female and/or ethnically diverse directors, with both female and ethnically diverse representation on our Board for more than 10 years. As of December 31, 2024, women represent 37% of our global employees, and in the U.S., more than 58% of our employees represent minority groups, with underrepresented minorities (defined as those who identify as Black/African American, Hispanic/Latinx, Native American, Pacific Islander and/or two or more races) representing 31% of our U.S. employees.

We strive to maintain a working environment that celebrates diverse perspectives, cultures and experiences, and we invest in programs to engage our employees, including inclusion and harassment prevention training. We have a heritage of fostering inclusion and belonging, awareness and education, and social interaction and camaraderie through our employee resource groups. Sponsored by PROS, these employee-led groups are open to any interested employee and create spaces for our people to connect from all walks of life, grow together and build relationships and community. Additional information on our diversity and inclusion strategy, diversity metrics and programs can be found on our website at pros.com/about-pros/diversity-and-inclusion.

*Hybrid Work*. We embrace a hybrid work model designed to create an inclusive employee experience that balances in-person collaboration to drive innovation with flexibility in work locations and schedules. Our approach considers the needs of our business, individual teams and employees. We take an integrated approach to helping our employees manage work and personal responsibilities, with a strong focus on employee physical and mental health. We offer company-wide initiatives to assist our employees, including productivity, mental and physical health programming, and periodic recharge days.

*Learning and Development*. We believe that continuous learning cultivates innovation and that the development of our most important assets, our people, is foundational to fulfill our mission. We regularly invest in our employees' career growth and provide our employees opportunities for training on a wide range of skills designed to help them be more effective in their current and future roles. Because the development of our employees and next generation of leaders is critical to our long-term success, we offer leadership development training and mentorship opportunities for all employees. We also annually engage in a comprehensive talent evaluation and succession planning process, including manager evaluations of all employees and detailed succession planning for all director and above roles with Board oversight over succession planning for senior management and other key roles.

**Available Information**

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC, and all amendments to these filings, can be obtained free of charge from our website at *www.pros.com,* as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC at *www.sec.gov.* Our website and any other websites referenced herein, and the information that can be accessed through such websites, are not part of this report nor incorporated by reference into this filing. References to website URLs are intended to be inactive textual references only.

**Annual CEO Certification**

Pursuant to Section 303A.12(a) of the New York Stock Exchange ("NYSE") Listed Company Manual, on May 23, 2024, we submitted to the NYSE an annual certification signed by our Chief Executive Officer ("CEO") certifying that he was not aware of any violation by us of NYSE corporate governance listing standards.

**Item 1A.** *Risk Factors*

Our business, operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows and the trading price of our common stock. The following material factors, among others, could cause our actual results to differ materially from historical results and those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

**Strategic, Commercial and Operational Risks**

***Our IT systems are regularly under attack. If our security measures are breached and unauthorized access is obtained to a customer's data, our data or our IT systems, our and our customers' operations may be disrupted, our reputation may be harmed, our solutions may be perceived as not being secure, customers may limit or stop using our solutions and we may incur significant legal and financial exposure and liabilities.***

We have been and will continue to be a target for cybersecurity attacks because we store, process and transmit confidential, proprietary and other sensitive information for both our customers and our own operations. Despite our implementation of security measures and controls designed to prevent, mitigate, eliminate or alleviate known security vulnerabilities, our systems and those of third parties upon whom we rely have been and will continue to be subject to cybersecurity attacks designed to impede the performance of our products, penetrate our network or cloud platform security, our internal systems or that of our customers, misappropriate proprietary information or cause interruptions to our services. There are many cybersecurity threat actors, including cyber criminals with financial motives and sophisticated nation-state actors. Events have occurred and may occur in the future due to human error, fraud or malice on the part of employees, contractors or other third parties. Cybersecurity events can occur in many different forms, including data theft, data corruption, data loss, unauthorized access, mishandling of customer, employee and other confidential data, computer viruses, ransomware or malicious software programs or code, advanced persistent threat intrusions by inside actors, threat actors or other third parties, supply-chain attacks, social engineering attacks targeting our employees ("phishing"), fraud (including threat actors applying for employment to gain credentials), web application and infrastructure attacks, denial of service and other similar disruptive events (each a "Cybersecurity Event"). We use third-party and public-cloud infrastructure providers, such as Microsoft Azure, IBM, Amazon Web Services ("AWS") and others, and we are dependent on the security measures of those third parties to protect against Cybersecurity Events. We have experienced and may experience in the future Cybersecurity Events introduced through the tools and services we use. Our ability to monitor third-party service providers' data security is necessarily limited, and attackers may be able to circumvent our third-party service providers' data security measures. There have been and may be in the future significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks have not been breached, or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our Platform.

In the normal course of our business, we experience Cybersecurity Events that, to date, we believe have been typical for a SaaS company of our size. However, despite implementing security measures, there is no guarantee of preventing or mitigating a Cybersecurity Event. Cybersecurity attacks have in the past, and may again in the future, impede the performance of our products, penetrate the security of our network, cloud platform and other internal systems, or that of our customers, misappropriate proprietary information or cause interruptions to our services. Given the novel and sophisticated ways that threat actors engage in cybersecurity attacks, the security measures implemented by us and by our third-party service providers cannot provide absolute security, and there can be no assurance that such security measures will be effective against current or future security threats.

The scale and number of cybersecurity attacks continue to grow rapidly, and the methods and techniques used by threat actors change frequently, and may not be recognized until launched or for an extended period of time thereafter. These threats continue to evolve in sophistication and are difficult to detect and predict due to advances in electronic warfare techniques and AI, new discoveries in the field of cryptography and new and sophisticated methods used by criminals. Cybersecurity attacks have become more prevalent against SaaS companies generally, have increased as more individuals work remotely and have also increased due to political uncertainty and geopolitical and regional conflicts. As a result, we and our third-party service providers are subject to heightened risks of Cybersecurity Events from nation-state actors or other third parties leveraging tools originating from nation-state actors, and potentially exposing us to new complex threats. We may be unable to anticipate these techniques or implement adequate preventative or remediation measures in a timely manner, if at all, even when a vulnerability is known. We and our third-party providers may not be able to address vulnerabilities prior to experiencing a Cybersecurity Event.

We may incur significant costs and liability in the event of a breach. We may also be required to, or find it appropriate to, expend substantial capital and other resources to remediate or otherwise respond to problems caused by any actual or perceived breaches or Cybersecurity Events. Cybersecurity Events impacting us or our service providers have in the past, and could in the future, result in interruptions and delays in certain services. These incidents and interruptions could lead to cessation of service and loss of existing or potential customers, loss of confidence in the security of our solutions and services, damage to our reputation, negative impact to our future sales, disruption of our business, increases to our information security costs, unauthorized access to, and theft, loss or disclosure of, our and our customers' proprietary and confidential information (including personal data), litigation, governmental investigations and enforcement actions (including fines or other actions), increased stock price volatility, significant costs related to indemnity obligations, legal liability and other expenses, and material harm to our business, financial condition, cash flows and results of operations. For example, in the event of a ransomware attack, it could be difficult to recover services that are the subject of the ransomware attack and there can be no guarantee as to the timing or completeness of any such recovery. These costs may include liability for stolen assets or information, remediation of system damage, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other costs, expenses and liabilities. We cannot ensure that our commercial insurance will be available or sufficient to compensate us for all costs we may incur as a result of a Cybersecurity Event, and if we made significant insurance claims, our ability to obtain comparable insurance in the future may be impaired or only available at significantly increased cost.

There can be no assurance that future Cybersecurity Events will not be material to our business operations, financial condition, cash flows and results of operations.

***Current and future economic and geopolitical uncertainty and other unfavorable conditions in the global economy or the industries we serve could limit our ability to grow our business and negatively affect our operating results.***

Our operating results may vary based on the impact of changes in the global economy or conditions in the industries we serve. General macroeconomic conditions impacted by inflation, increased cost of capital, supply chain disruptions, fluctuations in currency exchange rates, and recession risks in major economies, and geopolitics, including armed conflicts, affect the business climate in which we operate. Inflation has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. Deterioration in the economy, regardless of causes, can negatively impact demand for our solutions and make it difficult to accurately forecast and plan our future business activities. Geopolitical tension and armed conflicts, including the Russia-Ukraine war and hostilities in the Middle East, have had, and continue to have, an adverse impact on the global economy, including supply chain disruptions, inflation and capital and commodity markets volatility. In addition, the expansion of tariffs on goods imported into the U.S., as well as responsive or related policies enacted in other countries, could negatively impact various international trading relationships, economies, inflation, and labor and currency markets. All of these risks and conditions could harm our future sales, business and operating results. Our business and operations could also be harmed and our costs could increase if our or our customers' or other partners' manufacturing, logistics or other operations, costs or financial performance are disrupted or adversely affected. While the ultimate scope and broader impact of the ongoing Russia-Ukraine and Middle East conflicts cannot be predicted, they have not had a material impact to date on our business or ability to operate. However, if these conflicts or other geopolitical tensions spark additional regional or wider conflicts, then additional risks may manifest themselves, including general geopolitical unrest, broader economic uncertainty, turmoil in certain financial markets, instability in the financial system, disruption to domestic and international travel, displacement of persons, disruption of supply chains, further inflation, increased cybersecurity threats and attacks, the possibility of military activity or risk of wider war.

Weakening economic conditions, regardless of the causes, have previously and could again adversely affect our prospects' and customers' buying behavior, including slower or reduced technology spending, decreasing customers' ability or willingness to purchase or continue to use our solutions, reducing the value, scope or duration of subscription contracts, or limiting their ability to pay amounts owed, all of which would adversely affect our operating results. Prolonged economic uncertainties relating to macroeconomic trends could limit our ability to grow our business and negatively affect our operating results.

We have experienced, and expect to continue to experience, increased operational and capital costs due to inflation. While the inflation rate eased in 2024, absolute costs remain elevated in certain markets. In response to ongoing inflationary concerns, the U.S. Federal Reserve and other central banks may, in 2025, delay further rate cuts or raise interest rates. As a result, market interest rates remain high and could rise further, increasing borrowing costs for us and our customers. Inflation and higher than recently historical interest rates could negatively impact our business if we are unable to achieve commensurate increases in the prices we charge our customers. Although we have taken measures to mitigate the impact of inflation and increased interest rates, if these measures do not continue to be effective, our business, financial condition, results of operations, cash flow, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

***Failure to increase business from our customers, sustain our historical renewal rates and/or capture customer IT spend could adversely affect our future revenue and operating results.***

Many customers initially purchase one of our software solutions for a specific business segment, geographic location, or user group, and later add other solutions, business segments, geographic locations or users. Our subscription agreements are generally for an initial term of one to five years. These customers might not choose to renew, expand the scope of use for their existing software solutions or purchase additional software solutions for a variety of reasons, including, among others, changed priorities, elongated time to value, and competing solutions. When we launch new software solutions or features, our customers may not purchase these new offerings. If we fail to generate additional business from our existing customers, our revenue could grow at a slower rate or even decrease.

We may not accurately predict future customer renewal rates, which can decline or fluctuate as a result of a number of factors, including customers' level of satisfaction with our services, changed customer priorities and budget cuts, perceived and actual time to value, our ability to continue to regularly add functionality, the reliability and performance of our subscription services, the prices of our services, the actual or perceived information security of our systems and services, mergers and acquisitions of our customers, reductions in our customers' spending levels, or declines in customer activity as a result of customer bankruptcies, general economic downturns or financial market uncertainty. If our customers choose not to renew their subscription agreements with us, whether on favorable terms or at all, our business, operating results, cash flows and financial condition could be harmed.

We continually improve our Platform and often seek appropriate price increases at subscription renewal. In an inflationary environment, our ability to earn and negotiate appropriate price increases from our customers is important to maintain and grow our operating margins. If we are unable to successfully capture price increases over time, our business, operating results, cash flows, and financial condition could be harmed.

***If we fail to manage our profitable growth objective effectively, our business, cash flow and results of operations will be adversely affected.***

Over the past several years, we have experienced, and expect to continue experiencing, growth in our customers and operations. Our success will depend in part on our ability to effectively manage this growth profitably while continuing to scale our operations. We will need to manage our cost structure while investing for growth and continually improving our operational and financial efficiency. Failure to effectively manage growth efficiently could adversely impact our business performance and operating results.

***We depend on third-party data centers, software, data and other unrelated service providers and any disruption from such third-party providers could impair the delivery of our service and negatively affect our business.***

Our cloud products are dependent upon third-party hardware, software and cloud hosting vendors, including Microsoft Azure, IBM Softlayer and AWS, many of which must interoperate for end users to achieve their computing goals. We utilize third-party data center hosting facilities, cloud platform providers and other service providers to host and deliver our subscription services as well as for our own business operations. We host our cloud products from data centers in a variety of countries. While we control and generally have exclusive access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities and they are vulnerable to damage or interruption from hurricanes, earthquakes, floods, fires, power loss, telecommunications and human failures and similar events. They may also be subject to Cybersecurity Events, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite our failover capabilities, standard protocols and other precautions, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. In addition, disruptions to the hardware supply chain necessary to maintain these third-party systems or to run our business could impact our service availability and performance. These providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms or at all, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Certain of our applications are essential to our customers' ability to quote, price, and/or sell their products and services. Interruption in our service may affect the availability, accuracy or timeliness of quotes, pricing or other information and could require us to issue service credits to our customers, damage our reputation, cause our customers to terminate their use of our solutions, require us to indemnify our customers against certain losses, and prevent us from gaining additional business from current or future customers. In addition, certain of our applications require access to our customers' data which may be held by third parties, some of whom are, or may become, our competitors. For example, many of our travel industry products rely upon access to airline data held by large airline IT providers which compete against certain of our airline products. Certain of these competitors have in the past, and may again in the future, make it difficult for our airline customers to access their data in a timely and/or cost-effective manner.

Any disruption from our third-party data center, software, data or other service providers could impair the delivery of our service and negatively affect our business, damage our reputation, negatively impact our future sales and/or cash flows and lead to legal liability and other costs.

***Implementation projects involve risks which can negatively impact the effectiveness of our software, resulting in harm to our reputation, business and financial performance.***

The implementation of certain of our software solutions involve complex, large-scale projects that require substantial support operations, significant resources and reliance on factors beyond our control. For example, the success of certain of our implementation projects is dependent upon the quality and availability of data used by our software solutions and the commitment of customers' resources and personnel to the projects. We may not be able to correct or compensate for weaknesses or problems in data or our customers' lack of commitment in resources and personnel. Further, various factors, including our customers' business, integration, migration and security requirements, or errors by us, our partners or our customers, may cause implementations to be delayed, inefficient or otherwise unsuccessful. Customers have in the past, and may again in the future, change requirements after project kick-off, delay projects, or otherwise decline to follow our recommended best practices during implementation projects. As a result, we may incur significant costs in connection with the implementation of our products and/or delay revenue recognition of software subscription revenue. Further, some implementations of our projects are carried out by third-party service providers, and we cannot control such implementations. If we, or a third-party service provider providing the implementation, are unable to successfully manage the implementation of our software solutions, and as a result those products or implementations do not meet customer needs, expectations or timeline, disputes with our customers can occur, our ability to sell additional products or secure a renewal of the customer's subscription is impacted, and our business reputation and financial performance may be significantly harmed. If an implementation project for a large customer or a number of customers is substantially delayed or canceled, our ability to recognize the associated revenue and our operating results could be adversely affected.

***If we fail to manage our cloud operations, we may be subject to liabilities and our reputation and operating results may be adversely affected.***

We continue to experience substantial growth in the number of customers and data volumes serviced by our cloud infrastructure. While we have designed our cloud infrastructure to meet the current and anticipated future performance and accessibility needs of our customers, we must manage our cloud operations to handle changes in hardware and software parameters, spikes in customer usage and new versions of our software. We have experienced, and may again experience, system disruptions, outages and other cloud infrastructure performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks (internal or external), spikes in customer usage, and other Cybersecurity Events. We may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Our customer agreements typically provide service uptime level commitments for our products and response time commitments for certain of our products. If we are unable to meet the stated service uptime level or response time commitments, or if our solutions suffer extended periods of unavailability or performance problems, we may be contractually obligated to issue service credits or refunds to customers for prepaid and unused subscription services, customers may delay or withhold payment to us and choose to terminate or not renew contracts, our reputation or our customers' businesses may be damaged, we may lose future sales, and customers may make claims against us that could harm our subscription revenue, increase our provision for credit losses, increase collection cycles for our accounts receivable or lead to the expense and risk of litigation.

***If we fail to protect our intellectual property adequately, our business may be harmed.***

Our ability to successfully compete depends, in part, on our ability to protect our intellectual property. We rely on a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property. The rapid adoption of generative AI introduces additional risks to our intellectual property, particularly copyrighted material. Customers or third parties could potentially misappropriate our intellectual property, including by utilizing output from certain of our solutions to train competing AI models. The speed of development and adoption of AI may outpace our ability to monitor or prevent such misuse, exacerbating these risks. Additionally, changes to employment laws in the United States could further weaken our ability to protect our intellectual property. In April 2024, the U.S. Federal Trade Commission ("FTC") issued a sweeping ban on employee non-compete agreements, which we have historically used with a significant percentage of our employees to enhance the protection of our intellectual property. Although the FTC's ban has been vacated by a federal court, the outcome of appeal remains uncertain. If the injunction is overturned and the ban goes into effect, or if other jurisdictions implement similar restrictions, our ability to safeguard intellectual property through non-compete agreements would be significantly diminished, posing a material risk to our business. Moreover, certain U.S. states and countries in which we operate already restrict or prohibit the use of non-compete agreements, which has further limited our ability to fully protect our intellectual property as we have expanded our workforce footprint.

We may be required to spend significant resources to protect our intellectual property. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. The procurement and enforcement of certain intellectual property rights involves complex legal and factual considerations, and the associated legal standards are not always applied predictably or uniformly, can change, and may not provide adequate remedies. As a result, we cannot guarantee that the steps we take to protect our intellectual property will be sufficient. We may not be able to obtain or adequately enforce our intellectual property rights, and other companies may be better able to develop products that compete with ours. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand, competitive business position, business prospects, operating results, cash flows and financial condition.

***Our use of third-party software creates dependencies outside of our control.***

We use third-party software in our software solutions. If our relations with any of these third parties are impaired, or if we are unable to obtain or develop replacement software, our business could be harmed. There have been in the past, and may occur in the future, errors and other vulnerabilities in third-party software that we utilize and rely upon that impact the operation of our solutions. Defects attributable to third-party software are more difficult for us to correct because the software is not within our control and requires our team to quickly implement third-party patches or other workarounds. Accordingly, despite our monitoring, contingency planning and other efforts to mitigate potential impact, our business could be adversely affected in the event of any errors or other vulnerabilities in this software. There can be no assurance that these third parties continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

***We may enter into acquisitions that may be difficult to integrate, fail to achieve our strategic objectives, disrupt our business, dilute stockholder value or divert management attention.***

We have completed five acquisitions since 2013 and plan to continue to acquire other businesses, technologies and products to complement or enhance our existing business, solutions, services and technologies. We cannot provide assurance that the acquisitions we have made or may make in the future will provide us with the benefits or achieve the results we anticipated when entering into the transaction(s). In addition, we have in the past, and may in the future, enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. We have experienced, and may experience in the future, acquisition integration challenges including:

- difficulties in integrating the operations and personnel of the acquired companies;

- difficulties in maintaining acceptable standards, controls, procedures and policies, including integrating financial reporting and operating systems, particularly with respect to foreign and/or public subsidiaries;

- disruption of ongoing business and distraction of management;

- inability to maintain relationships with customers and retain employees of the acquired businesses;

- impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

- difficulties in incorporating acquired technology and rights into our solutions and services;

- unexpected expenses resulting from acquisitions; and

- potential unknown liabilities associated with acquisitions.

We may incur debt, acquisition-related costs and expenses, restructuring charges and write-offs as a result of acquisitions. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. If we fail to evaluate and execute acquisitions successfully, we may not be able to achieve our anticipated level of growth or profitability, and our business and operating results could be adversely affected.

### *Catastrophic events may disrupt our operations.*

We are a global company headquartered in Houston, Texas with significant operations in Sofia, Bulgaria and personnel and operations in other U.S. and international locations. We rely on our network infrastructure, third-party systems, and enterprise applications to support our sales, marketing, development, services, operational support and hosted services. Disruptions to these systems due to catastrophic events, including hurricanes, earthquakes, fires, floods, extreme weather events, power outages, telecommunications failures, software or hardware malfunctions, pandemics, war, terrorist attacks or other significant events, could adversely affect our operations. While no such historical event has been material to our business, we have experienced, and could experience in the future, temporary disruptions from such events. Although we maintain business continuity and disaster recovery plans, if these plans and our execution of them fail to adequately address or properly anticipate an actual event, such event could lead to reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data. Any of these events could prevent us from fulfilling our customer obligations or could negatively impact a country or region in which we sell our products, which could in turn decrease that country's or region's demand for our products. Even though we carry business interruption insurance and typically have provisions in our contracts that protect us in certain events, we might suffer losses from business interruptions that exceed the coverage under our insurance policies or for which we do not have coverage. Any natural disaster or other catastrophic event could create a negative perception in the marketplace, delay our product innovations, or lead to lengthy interruptions in our services, breaches of data security and losses of critical data, all of which could have an adverse effect on our operating results.

### *We are a multinational corporation exposed to risks inherent in international operations.*

The majority of our revenues are derived from our customers outside the U.S. While the majority of our sales are denominated in U.S. dollars, the majority of our international operations expenses are denominated in local currencies. To date, we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. Consequently, our results of operations, cash flows and financial condition, including our revenue and operating margins, can be subject to losses from fluctuations in foreign currency exchange rates, as well as regulatory, political, social and economic developments or instability in the foreign jurisdictions in which we operate. *For additional financial information about geographic areas, see Note 17 of the Notes to the Consolidated Financial Statements.*

Our operations outside the U.S. are subject to risks inherent in doing business internationally, requiring resources and management attention, and may subject us to new or larger levels of operational, regulatory, economic, foreign currency exchange, tax and political risks. In addition to our operations in the U.S., we have employees and operations in international locales, including in Europe, the Middle East, Latin America and Asia/Australia. We expect our international operations and the geographic footprint of our workforce to continue to grow. We face a wide variety of risks with respect to our international operations, including:

- geopolitical and economic conditions in various parts of the world, including conflicts impacting travel and regional stability, supply chain and labor market disruptions, inflation, currency exchange and interest rate fluctuations and recession;

- sustained disruption to domestic or international travel for any reason, including conflicts, outbreaks of contagious disease, as well as any other disrupting events;

- the difficulty of managing and staffing our international operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

- operational and organizational challenges with a more geographically dispersed workforce, including communication and remote management challenges, coordination and collaboration issues, cultural differences, knowledge management and transfer gaps, and other unforeseen costs;

- differing labor and employment regulations, especially where labor laws are generally more advantageous to employees as compared to the U.S.;

- compliance with multiple, conflicting, ambiguous, complex or evolving governmental laws and regulations, including privacy, data security, anti-corruption, import/export, antitrust and industry-specific laws and regulations and our ability to identify and respond timely to compliance issues when they occur;

- vetting and monitoring our third-party business partners in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;

- less favorable intellectual property laws;

- availability of sufficient network connectivity required for certain of our products; and

- difficulties in enforcing contracts and collecting accounts receivable, especially in developing countries.

As we continue to expand our business globally, our success depends, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results, financial condition and cash flows.

## Market and Competition Risks

### *Any downturn in sales to our target markets could adversely affect our operating results.*

Our success is highly dependent upon our ability to sell our software solutions to customers in our target industries, including automotive and industrial manufacturing, transportation and logistics, chemicals and energy, food and beverage, healthcare, high tech and travel. If we are unable to sell our software solutions effectively to customers in these industries, we may not be able to grow our business. For example, while the travel industry has made significant recovery following the COVID-19 pandemic and demand for air travel is strong, the airline industry continues working to reestablish operational consistency in light of aircraft delivery issues, personnel challenges, and operational, cost and supply chain challenges. These operational challenges have in the past, and may continue in the future to adversely impact or otherwise limit airlines' engagement with us.

### *We have historically been subject to lengthy sales cycles, and delays or failures to complete sales may harm our business and cause our revenue, operating income, and cash flows to decline in the future.*

Our sales cycles may take a month to over a year for large enterprise customers. A large enterprise customer's decision to use our solutions typically involves a number of internal approvals, and sales to those prospective customers generally require us to provide greater levels of education about the benefits and features of our solutions. We expend substantial resources during our sales cycles with no assurance that a sale may ultimately result. The length of each individual sales cycle depends on many factors, a number of which we cannot control, including the prospective customer's internal evaluation and approval process requirements, as well as the prospective customer's budget and/or resource constraints. Any unexpected lengthening of the sales cycle or failure to timely secure anticipated orders could negatively affect our revenue. Any significant failure to generate sales after incurring costs related to our sales process could also have a material adverse effect on our business, financial condition, cash flows and results of operations.

### *If we fail to develop or acquire new functionality and software solutions, we may not be able to grow our business and it could be harmed.*

If we are unable to provide enhancements and new features for our existing software solutions or new solutions that achieve market acceptance or to integrate technology, products and services that we acquire into our Platform, our business, revenues and other operating results could be significantly adversely affected. The success of enhancements, new features and modules depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or modules. We have experienced, and may experience in the future, delays in the planned release dates of enhancements to our Platform, and we have discovered, and may discover in the future, errors in new releases after their introduction. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our Platform or customer claims, including, among other things, warranty claims against us, any of which could cause us to lose existing customers or affect our ability to attract new customers. Furthermore, because our software solutions are intended to interoperate with a variety of third-party enterprise software solutions, we must continue to modify and enhance our software to keep pace with changes in such solutions. Any inability of our software to operate effectively with third-party software necessary to provide effective solutions to our customers could reduce the demand for our software solutions, result in customer dissatisfaction and limit our financial performance.

***The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.***

The markets for enterprise software applications for pricing optimization and management, CPQ, airline revenue optimization, airline distribution and retail, and digital offer marketing are competitive, fragmented and rapidly evolving. We expect additional competition from other established and emerging companies as the markets in which we compete continue to develop and expand, as well as through industry consolidation, including through a merger or partnership of two or more of our competitors or the acquisition of a competitor by a larger company. For example, the introduction of new AI platforms and applications by competitors or the development of entirely new technologies to replace existing software offerings could negatively impact demand for our Platform. Some of our current and potential competitors may have larger installed bases of users, longer operating histories, broader distribution, greater name recognition, a broader suite of product offerings, and have significantly greater resources than we have. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands, and devote greater resources to the development, promotion and sale of their products.

Competition could seriously impede our ability to sell our software solutions and services on terms favorable to us or at all. Our current and potential competitors may develop and market new technologies that render our existing or future solutions obsolete, unmarketable or less competitive. In addition, if these competitors develop solutions with similar or superior functionality to our solutions, or if they offer solutions with similar functionality at substantially lower prices than our solutions, we may need to decrease the prices for our solutions in order to remain competitive. In addition, our competitors have and may in the future, offer their products and services at a lower price, or offer price concessions, delayed payment terms, or provide financing or other terms and conditions that are more enticing to potential customers. For example, technology advancements in AI that drive material improvements in operating efficiency may allow competitors to further compete with us on price. If we are unable to maintain our current pricing due to competitive pressures, our margins could be reduced and our operating results could be adversely affected. If we do not compete successfully against current or future competitors, competitive pressures could materially and adversely affect our business, financial condition, cash flows and operating results.

***We focus primarily on pricing optimization and management, CPQ, airline revenue optimization, airline distribution and retail, and digital offer marketing software and if the markets for these software solutions develop more slowly than we expect or if we fail to capitalize on the market opportunity, our business could be harmed.***

We derive most of our revenue from providing our software solutions for pricing optimization and management, CPQ, airline revenue optimization, airline distribution and retail, and digital offer marketing, as well as providing implementation services and ongoing customer support. These markets are evolving rapidly, and it is uncertain whether software for these markets will achieve and sustain high levels of demand. Our success depends on the willingness of businesses in our target markets to use the types of solutions we offer and our ability to capture share in these markets. Some businesses may be reluctant or unwilling to implement such software for a number of reasons, including failure to understand the potential returns of improving their processes, lack of knowledge about the potential benefits that such software may provide, or reluctance to change existing internal processes. Some businesses may elect to improve their pricing and sales processes through solutions obtained from their existing enterprise software providers, whose solutions are designed principally to address functional areas other than what our solutions provide. If businesses do not embrace the benefits of vendor software solutions in the areas in which we focus, then these markets may not continue to develop or may develop more slowly than we expect, either of which would significantly and adversely affect our revenue, operating results, and cash flows.

**Human Capital Risks**

***If we cannot maintain our corporate culture, we could lose the innovation, teamwork and passion that we believe contribute to our success, and our business may be harmed.***

We believe that a critical component of our success has been our corporate culture, and we invest substantial time and resources in building and maintaining our culture and developing our personnel; however, as we continue to scale our business both organically and through potential acquisitions, it may be increasingly difficult to maintain our culture. Moreover, our shift to both a hybrid work environment and a more geographically dispersed workforce requires significant action to preserve our culture. While we have implemented many wellness, development and supportive programs for our workforce, the shift to a hybrid work environment and the expansion of our workforce footprint presents risks to our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively pursue our strategic objectives.

### *If we lose key members of our management team or sales, development or operations personnel, or are unable to attract and retain employees, our business could be harmed.*

Our future success depends upon the performance and service of our executive officers and other key personnel. From time to time, there may be changes in our executive management team and to other key employee roles resulting from organizational changes or the hiring or departure of executives or other employees, which could have a serious adverse effect on our business and operating results. If key personnel leave our company or are unable to perform their duties, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed.

In October 2024, Andres Reiner, our CEO, announced his intention to retire. The Board has initiated a search for a successor to Mr. Reiner. Leadership transitions can be inherently difficult to manage. Identifying and competing for qualified executives can be challenging as there are a limited number of people with the requisite knowledge and experience. During this succession and transition period, there could be uncertainty among investors, customers, third parties and employees concerning our future leadership, which could negatively impact our operating results.

Our future success depends on our ability to continue to timely identify, attract and retain highly qualified personnel, including data scientists, software developers and implementation personnel, and there can be no assurance that we will be able to do so. Competition for qualified personnel is intense, particularly for technical talent in certain markets, and is exacerbated by tight labor market conditions. We compete for talent with other companies that have greater resources, in large part, based on our culture and overall employee experience. With the wide market acceptance of and increase in remote work, we have experienced increased direct competition for talent, often from larger companies taking advantage of lower cost talent markets. Employee turnover creates a variety of risks including time, costs and resources required to recruit and train new employees to learn our business. The flexibility of our hybrid work approach provides us with access to greater talent pools and contributes to our hiring and retaining competitiveness but also brings costs and risks, including employment, tax, insurance and compliance risks. If we are unable to attract and retain our key employees, we may not be able to achieve our objectives, and our business could be harmed.

### *Failure to adequately expand and train our direct and indirect sales force may impede our growth.*

To date, substantially all of our revenue has been attributable to the efforts of our direct sales force. We believe that our future growth will depend, to a significant extent, on the continued development of our direct sales force, and our sales team's ability to manage and retain our existing customer base, expand our sales to existing customers and obtain new customers. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. We manage the staffing levels of our direct sales force against a number of factors, including performance management, natural attrition, quality of our enablement and training program as well as competition for talent. New sales hires require significant training and often take a number of months before becoming fully productive, if at all. If we are unable to continuously recruit, develop or retain sufficient numbers of productive direct sales personnel, our growth may be impeded.

In addition to our direct sales force, we have developed, and expect to expand, our indirect sales force via channel partners, such as management consulting firms, systems integrators and other resellers, to market, sell and/or implement our solutions. While we have invested to establish channel partners to drive sales growth, to date substantially all of our revenue generation has been attributable to our direct sales force. If we are unable to establish and maintain productive partner relationships, or otherwise develop and expand our indirect distribution channel, our sales growth rates may be limited.

**Regulatory, Compliance and Litigation Risks**

*Complex and evolving global laws and regulations expose us to potential liability, increased costs and other adverse impacts on our business.*

We provide our cloud software solutions globally and our operations are subject to complex and evolving laws and regulations, including those related to data privacy, data localization, data security, labor and employment, AI, import/export, competition, antitrust and consumer protection. Compliance with these laws and regulations, which are subject to frequent changes, is onerous, expensive, and time consuming. In addition, these laws and regulations may be inconsistent across jurisdictions and are subject to differing, and sometimes conflicting, interpretations and enforcement priorities. Although we have implemented policies, procedures and controls designed to ensure compliance with applicable laws, there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our business, reputation, results of operations, cash flow, and financial condition. Regulatory changes have in the past, and may in the future be announced with little or no advance notice, and we may not be able to effectively mitigate all adverse impacts from such measures.

Our cloud software solutions process data on behalf of our customers, and if our customers fail to comply with contractual obligations or applicable laws and regulations, such non-compliance could result in litigation or reputational harm to us. Any perceived inability to adequately address privacy, data localization or cybersecurity compliance or to comply with other complex laws and regulations, even if unfounded, could result in liability to us and indemnification obligations, damage our reputation, inhibit sales of our solutions or harm our business, financial condition, results of operations and cash flows.

Evolving laws and changing interpretations and enforcement priorities of existing laws and regulations by regulators and courts have in the past, and may continue to create new compliance obligations, increase our costs to provide our products and services, adversely affect our sales cycles, affect our ability to implement business models effectively, limit us from offering certain solutions in certain jurisdictions or circumstances, and expand the scope of potential liability, either jointly or severally with our customers, partners and suppliers. For example, evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and receive personal data have in the past, and may in the future increase our costs and operational risks. While AI regulation is in the nascent stages of development globally, the evolving AI regulatory environment may adversely impact our sales cycle times, increase our research and development costs, and increase our liability related to the use of AI that are beyond our control or result in inconsistencies in evolving legal frameworks across jurisdictions. While we believe we have taken a responsible approach to the development and use of AI in our solutions and across the business, there can be no guarantee that future AI regulations will not adversely impact us or conflict with our approach to AI, including affecting our ability to make our solutions available without costly changes, requiring us to change our AI development practices, business strategies and/or indemnity protections and subjecting us to additional compliance requirements, regulatory action, competitive harm or legal liability. If the use of AI within certain of our solutions were to be significantly restricted or otherwise prohibited by future legislation or regulation, we may not be able to effectively compete with competitors who do not use AI in their solutions. If jurisdictions implement more restrictive or onerous regulations, such developments could adversely impact our business, financial condition, cash flows and results of operations.

*Issues related to the rapid adoption, evolution and understanding of AI may result in reputational harm or liability or otherwise adversely affect our business.*

AI is enabled by or integrated into our Platform and is a significant and growing element of our operations, including using generative AI in our software development and coding processes. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption and use, and therefore our business. AI algorithms may be flawed. Datasets in AI training, development or operations may be insufficient, of poor quality, or reflect unwanted forms of bias. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers and end users of our systems could impair the acceptance of AI solutions. Third-party generative AI capabilities that can be integrated with our Platform could also produce false or "hallucinatory" inferences about customer data or enterprises, or other information or subject matter. If the recommendations, forecasts or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, and the enablement or integration of AI into our Platform may subject us to new or heightened legal, regulatory or other challenges.

***Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results, cash flows, and financial condition.***

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. We have implemented policies to help prevent and discourage our personnel from acting outside of their authority and negotiating additional terms without our knowledge, but there cannot be absolute assurance that such policies have been or will be followed. For instance, in the event that our personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which could seriously harm our business, operating results, cash flows, financial condition and reputation with current and potential customers and investors.

***Intellectual property litigation and infringement claims may cause us to incur significant expense or prevent us from selling our software solutions.***

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights, and litigation based on allegations of infringement or other violations of intellectual property rights. A third-party may assert that our technology violates its intellectual property rights, or we may become the subject of a material intellectual property dispute. Selling improvement (including CPQ), pricing, airline revenue optimization (including revenue management) and airline eCommerce (including shopping, merchandising and retail, and digital offer marketing) solutions may become increasingly subject to infringement claims as the number of such commercially available solutions increases and the functionality of these solutions overlaps. In addition, changes in patent laws in the U.S. may affect the scope, strength and enforceability of our patent rights or the nature of proceedings which may be brought by us related to our patent rights. Future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own potential patents may therefore provide little or no deterrence. Regardless of the merit of any particular claim that our technology violates the intellectual property rights of others, responding to such claims may require us to:

- incur substantial expenses and expend significant management efforts to defend such claims;

- pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights;

- cease making, selling or using products that are alleged to incorporate the intellectual property of others;

- distract management and other key personnel from performing their duties for us;

- enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies; and

- expend additional development resources to redesign our solutions.

Any licenses required as a result of litigation under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively develop or market our solutions, which could limit our ability to generate revenue, profits and cash flow.

Our contract terms generally obligate us to indemnify and hold our customers harmless from certain costs arising from third-party claims brought against our customers alleging that the use of our solutions infringe intellectual property rights of others. If we are unable to resolve our legal obligations by settling or paying an infringement claim, we may be required to compensate our customers.

***Our use of open source software may subject our software solutions to general release or re-engineering.***

We use open source software in our solutions. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software solutions with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to seek licenses from third parties in order to continue offering our software, to re-engineer our solutions, to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results, cash flows and financial condition.

*Defects or errors in our software solutions could harm our reputation, impair our ability to sell our solutions and result in significant costs to us.*

Our software solutions are complex and have in the past, and may again in the future, contain undetected defects or errors. While we have not suffered significant harm from any defects or errors to date, we frequently develop enhancements to our software solutions that may contain defects. In addition, several of our solutions have recently been developed and may therefore be more likely to contain undetected defects or errors. In the ordinary course of our business, we issue corrective releases of our solutions to correct defects or errors. The occurrence of any defects or errors could result in:

- delayed market acceptance and lost sales of our software solutions;

- delays in customer payments;

- damage to our reputation;

- diversion of our resources;

- legal claims, including product liability claims, against us;

- increased maintenance and support expenses; and

- increased insurance costs.

Our customer agreements typically contain provisions designed to limit our liability for defects and errors in our software solutions and damages relating to such defects and errors, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not adequately cover the costs resulting from these legal claims. Moreover, we cannot provide assurance that our current liability insurance coverage would continue to be available on acceptable terms or at all. In addition, the insurer may deny coverage on any future claims. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we prevail in any litigation, we are likely to incur substantial costs and our management's attention may be diverted from our operations.

**Business Model and Capital Structure Risks**

*We have experienced losses since we transitioned to a cloud strategy, and we may continue to incur losses for longer than we expect.*

We expect our expenses to continue to exceed our revenues in the near term as we continue to make investments as part of our cloud and go-to-market strategy, particularly in new product development, sales, marketing, security, privacy and cloud operations. While we delivered significant free cash flow in 2024 and profitable operations on an adjusted EBITDA basis, our ability to return to profitability depends on our ability to: continue to drive subscription sales, enhance our existing products and develop new products, scale our sales and marketing and product development organizations, successfully execute our marketing and sales strategies, renew our subscription agreements with existing customers and reduce our operational expenses as a percentage of revenue. If we are not able to execute on these actions, our business may not grow and profitability metrics may not improve as we anticipate, our operating results could be adversely affected and we will continue to incur net losses in the future. Additionally, our new initiatives may not generate sufficient revenue and cash flows to recoup our investments in them. If any of these events were to occur, it could adversely affect our business, results of operations, financial condition and cash flows.

***We incurred indebtedness by issuing convertible notes, and we may borrow under our Credit Agreement. Our debt repayment obligations may adversely affect our financial condition and cash flows in the future.***

In September 2020, we issued $150.0 million principal amount of 2.25% convertible senior notes ("2027 Notes") due September 15, 2027, unless earlier redeemed, purchased or converted in accordance with their terms prior to such date. Interest is payable semi-annually in arrears on March 15 and September 15 of each year. In October 2023, following the completion of the Exchange described in Note 14 to the Consolidated Financial Statements, we issued an additional $116.8 million of principal amount of 2027 Notes. As of December 31, 2024, $266.8 million of aggregate principal amount of the 2027 Notes are outstanding.

Our Credit Agreement provides for a $50.0 million revolving line of credit, none of which was drawn as of December 31, 2024. The Credit Agreement contains affirmative and negative covenants, including covenants which restrict our ability to, among other things, create liens, incur additional indebtedness and engage in certain other transactions, in each case subject to certain exclusions. In addition, the Credit Agreement contains certain financial covenants which become effective in the event our liquidity (as defined in the Credit Agreement) falls below a certain level. The Credit Agreement contains customary events of default relating to, among other things, payment defaults, breach of covenants, cross acceleration to material indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events. The occurrence of an event of default may result in the termination of the Credit Agreement and acceleration of repayment obligations with respect to any outstanding principal amounts.

Our indebtedness could have important consequences because it may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes. Our ability to meet our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We cannot control many of these factors. Our future operations may not generate sufficient cash to enable us to repay our debt. If we fail to comply with any covenants contained in the agreements governing any of our debt, or fail to make a payment on any of our debt when due, we could be in default on such debt, which could, in turn, result in such debt and our other indebtedness becoming immediately payable in full. If we are at any time unable to pay our indebtedness when due, we may be required to renegotiate the terms of the indebtedness, seek to refinance all or a portion of the indebtedness and/or obtain additional financing. There can be no assurance that, in the future, we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

***Our quarterly results vary and do not fully reflect the performance of our business.***

We generally recognize revenue from customers ratably over the terms of their subscription agreements. As a result, most of the revenue we report in each quarter is the result of agreements entered into during prior quarters. For example, subscription contracts signed at the end of a quarter typically do not begin recognition of revenue until the following quarter and thus have little to no revenue impact in the quarter in which they are signed. In addition, the time between entering into a contract and recognizing subscription revenue can be extended for certain contracts and products, including certain of our travel products, for a number of reasons such as contracts containing a future commencement date, extended implementation planning and delayed "go live." Consequently, any declines, or increases, in new or renewed subscriptions in any quarter are not fully reflected in our revenue for that quarter, but negatively, or positively, affect our subscription revenue in future quarters. Accordingly, the effect of significant downturns in sales, our failure to achieve our internal sales targets, a decline in the market demand of our services or decreases in our retention rate are not fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription revenue from additional sales must be recognized over the applicable subscription term. We may be unable to timely adjust our cost structure to reflect changes in revenues. In addition, a significant majority of our costs are expensed as incurred, while subscription revenues are recognized over the term of the customer agreement. As a result, increased sales growth results in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. In addition, we expect to continue to experience some seasonal variations in our cash flows from operating activities, including, as a result of the timing of payment of payroll taxes, performance bonuses to our employees and costs associated with annual company-wide events, each of which have historically been highest in our first fiscal quarter. Therefore, the results of any prior quarterly periods should not be relied upon as an indication of our future operating performance.

*If we fail to migrate our remaining customers with on-premises software licenses to our latest cloud software solutions, our future revenue and our costs to provide support to those customers may be negatively impacted.*

We notified our customers of certain legacy on-premises software products that we will be discontinuing maintenance for those products. These customers will need to migrate to our current cloud solutions to take advantage of our latest features, functionality and security which are only available via the PROS cloud. When considering whether to migrate, these customers may evaluate alternative solutions due to the additional change management and implementation costs associated with migrating to cloud-based applications. When on-premises software customers delay or decline to migrate to our cloud solutions, our product development and customer support teams find it increasingly difficult and costly to support a declining number of on-premises customers. In addition, if our legacy on-premises license customers delay or decline to migrate to our cloud solutions, choose alternative solutions or otherwise choose to not continue doing business with us by, for example, canceling maintenance, our future revenue will be affected.

*If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.*

Under GAAP, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. GAAP requires us to test for goodwill impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations and financial condition.

**Risks Relating to Ownership of our Common Stock**

*Market volatility may affect our stock price and the value of your investment.*

The market price for our common stock, and the software industry generally, has been and is likely to continue to be volatile. Volatility could make it difficult to trade shares of our common stock at predictable prices or times. A wide variety of factors have caused historic volatility and may cause the market price of our common stock to be volatile in the future, including the following:

- U.S. and global economic and geopolitical conditions and events, including global crises such as the COVID-19 pandemic;

- variations in our quarterly or annual operating results;

- decreases in market valuations of comparable companies;

- fluctuations in stock market prices and volumes;

- decreases in financial estimates by equity research analysts;

- announcements by our competitors of significant contracts, new solutions or enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

- departure of key personnel;

- changes in governmental regulations and standards affecting the software industry and our software solutions;

- conversion of convertible notes into equity or sales of common stock or other securities by us;

- damages, settlements, legal fees and other costs related to litigation, claims and other contingencies; and

- other risks described elsewhere in this section.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company's securities. If class action litigation is initiated against us, we may incur substantial costs and our management's attention could be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

***Anti-takeover provisions in our Certificate of Incorporation and Bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.***

Our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions include the following:

• the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

• a prohibition on actions by written consent of our stockholders;

• the elimination of the right of stockholders to call a special meeting of stockholders;

• a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

• a requirement that a super majority vote be obtained to amend or repeal certain provisions of our certificate of incorporation; and

• the ability of our board of directors to issue preferred stock without stockholder approval.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

***We do not intend to pay dividends for the foreseeable future.***

We do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital, repayment of debt and for other general corporate purposes. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 1C. *Cybersecurity*

Our Board recognizes the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our Board is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM"). Our cybersecurity policies, standards, processes and practices are integrated into our ERM program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and responding to Cybersecurity Events when they occur.

### Risk Management and Strategy

As a critical element of our overall ERM approach, our cybersecurity program is focused on the following key areas:

*Governance.* As discussed in more detail under the heading "Governance" below, our Board and management devote significant time to cybersecurity risk oversight. The Board annually reviews our overall cybersecurity risk profile to help ensure that sensitive data remains secure in an ever-changing threat landscape, including risk preparedness and mitigation strategies. This assessment considers a range of factors, including our business objectives, the threat landscape, industry trends and regulatory requirements. The Audit Committee of the Board ("Audit Committee") oversees our cybersecurity risk management and regularly meets, not less than quarterly, with our Chief Information Security Officer ("CISO") and other members of management, including those with significant roles in our cybersecurity efforts. Our Executive Steering Committee, described below, provides senior management oversight to our cybersecurity program.

*Collaboration.* We take a cross-functional approach to identify, prevent and mitigate cybersecurity threats and incidents, and implement controls and procedures designed to promptly escalate certain Cybersecurity Events to help ensure timely review, disclosure and reporting of such incidents.

*Technical Safeguards.* We deploy technical safeguards designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which we evaluate and improve through vulnerability assessments and cybersecurity threat intelligence.

*Incident Response and Recovery Planning.* We established and maintain incident response and recovery plans that address our response to a Cybersecurity Event, and test and evaluate such plans on a regular basis.

*Third-Party Risk Management.* We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as third-party systems that could adversely impact our business in the event of a Cybersecurity Event affecting those systems.

*Education and Awareness.* We provide regular, mandatory training for our employees regarding cybersecurity threats and our security policies to equip our employees with tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

We regularly assess and test our cybersecurity policies, standards, processes and practices. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage recognized third-party experts to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. We adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

**Governance**

Our Board, in coordination with the Audit Committee, oversees our ERM process, including the management of risks from cybersecurity threats. The Board and the Audit Committee receive regular presentations and reports on cybersecurity risks from our CISO, which can include a wide range of topics such as recent developments, evolving standards, security effectiveness, vulnerability assessments, third-party and independent reviews, the current and evolving threat environment, incident response planning, remediation efforts, employee training and awareness (such as the results of our annual cybersecurity training), technological trends and information security considerations arising with respect to our peers and third parties. On a quarterly basis, our Audit Committee discusses our approach to cybersecurity risk management with our CISO and other members of management, including planned initiatives to help the Board evaluate the effectiveness of our cybersecurity program. One of our independent directors, Ms. Hammoud, a seasoned software executive, is a member of the Audit Committee and also provides direct guidance on cybersecurity matters to our CISO outside of regularly scheduled Audit Committee and Board meetings.

Our CISO, in coordination with our Executive Steering Committee, which includes our CEO, our Chief Financial Officer ("CFO"), our Executive Vice President, Engineering, our Senior Director, IT and our General Counsel, works collaboratively across the Company to implement a cybersecurity risk management program intended to protect our information systems from cybersecurity threats and to promptly respond to any Cybersecurity Events in accordance with our incident response and recovery plans. As part of that program, multidisciplinary teams across the Company (both standing, regular teams and special teams as needed) are deployed to provide governance over cybersecurity issues, address cybersecurity threats and to respond to Cybersecurity Events. Through ongoing communications with these teams, our CISO and management monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Audit Committee, and in certain incidents to the Board, when appropriate.

Our CISO has served in various roles in risk management and enterprise and cybersecurity for over 20 years, including serving as Deputy CISO at a global cybersecurity software company. Our CISO has attained numerous professional certifications, including Certified Information Systems Security Professional, Certified in Risk and Information Systems Control, Certified Information Security Manager, Certified Information Systems Auditor, and GIAC Security Operations Manager. Our CEO, who has decades of software engineering experience, has served as our CEO and as a member of our Board for fourteen years, during which time he has overseen our ERM program, including risks arising from cybersecurity threats. Our CFO and General Counsel each have more than 20 years of experience managing risks, including both at the Company and with other public companies. The other members of our Executive Steering Committee are all experienced leaders in their respective areas of management with extensive SaaS operational experience.

In 2024, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations, cash flows or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, nor provide assurances that we have not experienced undetected Cybersecurity Events. For additional information about these risks, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

**Item 2.** *Properties*

Our headquarters is located in Houston, Texas, where we lease approximately 112,000 square feet of office space. We also lease a number of smaller regional offices. We believe our existing facilities are sufficient for our current needs, particularly as we have pivoted to a hybrid workforce.

**Item 3.** *Legal Proceedings*

In the ordinary course of our business, we may be involved in various legal proceedings and claims. The outcomes of these matters are inherently unpredictable. We are not currently involved in any outstanding litigation that we believe, individually or in the aggregate, will have a material adverse effect on our business, results of operations or financial condition.

**Item 4.** *Mine Safety Disclosures*

Not applicable.

## Part II

### Item 5. *Market for Registrant’s Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities*

### Market Information, Holders and Dividends

Our common stock is listed on the NYSE under the symbol "PRO". On February 6, 2025 there were 32 stockholders of record of our common stock. Since 2007, we have not declared or paid any dividends on our common stock. We currently expect to retain all remaining available funds and any future earnings for use in the operation and development of our business. Accordingly, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

### Performance Graph

The following shall not be deemed "soliciting material" or "filed" with the SEC, or incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The graph below presents a five-year comparison of the relative investment performance of our common stock, the Standard & Poor’s 500 Stock Index ("S&P 500"), and the Russell 2000 Index for the period commencing on December 31, 2019, and ending December 31, 2024. The graph is not meant to be an indication of our future performance.

**Comparison of Cumulative Total Return**


200
150
100
50
0
Index Value
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
Period Ending
PRO
S&P 500
Russell 2000 Index

(1) The graph assumes that $100 was invested on December 31, 2019 in our common stock, the S&P 500 and the Russell 2000 Index and further assumes all dividends were reinvested. No cash dividends have been paid on our common stock for the periods presented above.

| Company/Index | 12/31/2019 | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 |
|---|---|---|---|---|---|---|
| PRO | $ 100.00 | $ 84.73 | $ 57.56 | $ 40.49 | $ 64.74 | $ 36.65 |
| S&P 500 | $ 100.00 | $ 116.26 | $ 147.52 | $ 118.84 | $ 147.64 | $ 182.05 |
| Russell 2000 Index | $ 100.00 | $ 118.36 | $ 134.57 | $ 105.56 | $ 121.49 | $ 133.66 |

### Issuer Purchase of Equity Securities

None.

### Recent Sales of Unregistered Securities

None.

### Item 6. Reserved

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

**Executive Summary**

Our current focus is on increasing our subscription revenues, operating profit and cash flows, as well as expanding both our customer base and our footprint within existing accounts. While we have incurred GAAP operating losses since our cloud transition in 2015, we continue to invest in a disciplined manner to drive revenue growth, further improve profitability, and support our long-term objectives. This includes investments designed to accelerate our customer time-to-value, improve efficiency and operations, further leverage AI in our business operations, provide out-of-the-box integration with third-party commerce solutions and develop new applications and technologies.

In 2024, we grew our subscription revenue by $32.2 million and gross profit by $28.6 million, each as compared to the year ended December 31, 2023. Our focus on improving operating efficiency drove year-over-year improvement in net operating cash flow of $17.5 million or 177%, despite a challenging macroeconomic environment. Other notable items for 2024 include:

- increased subscription revenue by 14% and total revenue by 9% as compared to prior year;

- gross revenue retention rates, which measure recurring revenue retained from existing customers, excluding expansions, remained above 93% during the twelve months ended December 31, 2024;

- recurring revenue, which consists of subscription and maintenance and support revenue, accounted for 85% of our total revenue; and

- improved subscription gross margin to 78% for the year ended December 31, 2024 as compared to 76% in prior year.

To support our growth, we plan to reinvest a portion of incremental revenues in sales and marketing in support of our land, realize and expand customer strategy, while continuing to invest in product innovation. As we scale, we anticipate operating expenses as a percentage of total revenues will decline, allowing greater economies of scale and further improving profitability while continuing to drive innovation. We are committed to advancing our solutions, enhancing existing features and addressing the evolving needs of our customers. As part of our mission, we also prioritize our customers' success through use of our solutions, which includes investments in professional services to deploy, configure and adopt our solutions. As we grow, we are emphasizing further product innovation to reduce the professional services necessary to deploy our solutions and shifting toward a broader ecosystem of implementation partners to scale these efforts.

In addition to the financial metrics noted above, we also regularly review subscription annual recurring revenue ("subscription ARR"), a non-GAAP financial measure, to assess the health and trajectory of our business. Subscription ARR is defined, as of a specific date, as contracted subscription revenue, including contracts with a future start date, together with annualized overage fees incurred above contracted minimum transactions. Subscription ARR should be viewed independently of subscription revenue, deferred revenue and other GAAP measures and is not intended to be combined with any of these items. We adjust our reported subscription ARR on an annual basis to reflect exchange rate changes. Our constant currency subscription ARR is based on the actual currency rates set at the beginning of the year. The same rates are used to measure both 2024 and 2023 subscription ARR. Subscription ARR on a constant currency basis as of December 31, 2024 was $283.7 million, up from $259.0 million as of December 31, 2023, an increase of 10%. Subscription ARR on an as reported basis as of December 31, 2024 was $281.5 million, approximately $2.2 million lower than our constant currency subscription ARR.

*Factors and Trends Affecting Our Performance*

Key factors and trends that have affected and we believe will continue to affect our operating results include:

- *Macroeconomic, Regulatory and Geopolitical Environment*. The companies we serve continue to navigate a challenging and evolving macroeconomic, regulatory and geopolitical environment. Macroeconomic factors, such as, persistent inflation, fluctuating interest rates, supply chain disruptions and other uncertainties, impact our customers' businesses in ways that may be difficult to quantify. Regulatory developments, including emerging AI-specific regulations, increase scrutiny for companies utilizing AI solutions, even when such solutions are compliant with existing frameworks. Geopolitical conflicts, including the ongoing Russia-Ukraine war, heightened tensions in the Middle East, and other regional conflicts, exacerbate uncertainty and disrupt global markets. We continue to see these factors drive more measured buying behavior by our customers, including more complex customer review and approval cycles and emphasis on smaller scope initial purchases and fast return on investment. We believe these factors require solid execution by our teams to meet our financial guidance and long-term targets.

- *Artificial Intelligence*. The rapid market interest in generative AI continues to drive businesses around the world and across industries to consider, invest in and use applications leveraging both generative and other types of AI. The pace of change across industries helps fuel business demand for solutions that help replace manual processes with AI. We have utilized AI in our solutions for years, and our deep experience in the use of AI at scale continues to influence our category-leading solutions. We are also utilizing and considering new ways to expand AI use in our own business to improve knowledge management and drive operating efficiency.

- *Digital Purchasing*. We believe the long-term trends toward digital purchasing drives demand for technology that provides fast, frictionless and distinctive buying experiences aligned across digital and traditional sales channels. Buyers often prefer to conduct their own research rather than rely on sales representatives, and tend to make purchases online once they have decided what to buy. For example, in the airline industry, the pandemic accelerated a long-term trend towards direct booking channels, and we anticipate airlines continuing to invest in technology to enhance their ability to manage offers and orders to drive demand through their own channels such as their websites. We believe companies increasingly compete based on customer experience and must adopt technologies which power consistent offers and experiences across sales channels.

**Components of our Operating Results**

*Revenue*

We derive our revenues primarily from recurring revenue, which includes subscription and maintenance and support. Recurring revenues accounted for 85% of our total revenue in 2024.

*Subscription.* Subscription services revenue primarily consists of fees that give customers access to one or more of our cloud applications and include related customer support. We primarily recognize subscription revenue ratably over the contractual term of the customer arrangement beginning with commencement of service. Subscription revenue, where the overage fees are based on a number of transactions, are recognized on an expected value basis. Our subscription contracts are generally one to five years in length and primarily billed annually in advance.

*Maintenance and support.* Maintenance and support revenue includes customer support for our legacy on-premises software and the right to unspecified software updates and enhancements. We recognize revenue from maintenance arrangements ratably over the period in which the services are provided. Our maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

*Services.* Services revenue primarily consists of professional services fees for configuration services, consulting and training. We typically sell our services on either a fixed-fee or time-and-materials basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenues are recognized as the services are performed.

Services revenue varies from period to period depending on several factors, including the level of services required to configure our solutions and any additional services requested by our customers during a particular period.

Judgments are required in determining whether services contained in our customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation and revenue is recognized as the services are performed. If services are determined not to be distinct, the services and the subscription are considered to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date that subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

*Cost of Revenue*

*Cost of subscription.* Cost of subscription consists of infrastructure costs to support our current subscription customer base including third-party hosting services, employee-related costs, operating leases, amortization of capitalized software, amortization of certain intangible assets and allocated depreciation and other overhead.

*Cost of maintenance and support.* Cost of maintenance and support consists largely of employee-related costs and an allocation of depreciation and other overhead.

*Cost of services.* Cost of services includes those costs related to services and implementation of our solutions, primarily employee-related costs and third-party contractors, billable and non-billable travel and an allocation of depreciation and other overhead. Cost of providing services may vary from quarter to quarter depending on a number of factors, including the amount of services required to configure our solutions.

Services gross profit varies period to period depending on different factors, including the level of services required to configure our solutions, the mix of employees and third-party contractors, our effective billable man-day rates, our use of third-party system integrators and the billable utilization of our services personnel.

### *Operating Expenses*

*Selling and marketing.* Selling and marketing expenses primarily consist of employee-related costs, third-party contractors, sales commissions, sales and marketing programs such as lead generation programs, company awareness programs, various conferences, including our annual Outperform conference, participation in industry trade shows, other sales and marketing programs, travel, amortization expenses associated with acquired intangible assets and allocated other overhead. Sales commissions are typically deferred and amortized on a straight-line basis over the period of benefit, which we have determined to be five to eight years.

*Research and development.* Research and development expenses primarily consist of employee-related costs and third-party contractors who work on enhancements of existing solutions, the development of new solutions, scientific research, quality assurance and testing, security and an allocation of depreciation, facilities and other overhead.

*General and administrative.* General and administrative expenses primarily consist of employee-related costs for executive, accounting, finance, legal, human resources and internal IT support functions and an allocation of depreciation and other overhead. General and administrative expenses also include outside legal and accounting fees and provision for bad debts.

### Results of Operations

### *Comparison of year ended December 31, 2024 with year ended December 31, 2023*

*Revenue*:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | 2023 | | | |
| (Dollars in thousands) | Amount | Percentage of total revenue | Amount | Percentage of total revenue | Variance $ | Variance % |
| Subscription | $ 266,272 | 81 % | $ 234,024 | 77 % | $ 32,248 | 14 % |
| Maintenance and support | 13,494 | 4 % | 19,958 | 7 % | (6,464) | (32)% |
| Total subscription, maintenance and support | 279,766 | 85 % | 253,982 | 84 % | 25,784 | 10 % |
| Services | 50,606 | 15 % | 49,726 | 16 % | 880 | 2 % |
| Total revenue | $ 330,372 | 100 % | $ 303,708 | 100 % | $ 26,664 | 9 % |

*Subscription revenue.* Subscription revenue increased primarily due to an increase in new and existing customer subscription contracts.

*Maintenance and support revenue.* Maintenance and support revenue decreased primarily as a result of existing maintenance customers migrating to our cloud solutions and customer maintenance churn. We expect maintenance revenue to continue to decline as we continue to migrate maintenance customers to our cloud solutions.

*Services revenue.* Services revenue increased primarily as a result of higher sales of professional services to our existing customers. Services revenue varies from period to period depending on different factors, including the level of professional services required to implement our solutions, the timing of services revenue recognition on certain subscription contracts and efficiencies in our solutions implementations requiring less professional services during a particular period.

*Cost of revenue and gross profit:*

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | | |
| (Dollars in thousands) | Amount | Percentage of total revenue | Amount | Percentage of total revenue | Variance $ | Variance % |
|---|---|---|---|---|---|---|
| Cost of subscription | $ 57,882 | 18 % | $ 57,212 | 19 % | $ 670 | 1 % |
| Cost of maintenance and support | 7,027 | 2 % | 7,703 | 3 % | (676) | (9)% |
| Total cost of subscription, maintenance and support | 64,909 | 20 % | 64,915 | 21 % | (6) | — % |
| Cost of services | 48,420 | 15 % | 50,398 | 17 % | (1,978) | (4)% |
| Total cost of revenue | $ 113,329 | 34 % | $ 115,313 | 38 % | $ (1,984) | (2)% |
| Gross profit | $ 217,043 | 66 % | $ 188,395 | 62 % | $ 28,648 | 15 % |

*Cost of subscription.* Cost of subscription increased primarily due to higher infrastructure costs to support the growth in our current subscription customer base and higher employee-related costs. These increases were partially offset by decreases in amortization expense for intangible assets and internal-use software expense. Our subscription gross profit percentages were 78% and 76% for the years ended December 31, 2024 and 2023, respectively.

*Cost of maintenance and support.* Cost of maintenance and support decreased mainly due to lower employee-related costs as our maintenance customer base has decreased primarily due to migrations to our subscription solutions. Maintenance and support gross profit percentages for the years ended December 31, 2024 and 2023, were 48% and 61%, respectively. Gross profit percentages decreased in 2024 as compared to prior year primarily due to lower maintenance and support revenue and the cost of maintenance and support being partially fixed.

*Cost of services.* Cost of services decreased primarily due to a decrease in contract labor, employee-related costs and other non-labor related costs. Services gross profit percentages for the years ended December 31, 2024 and 2023, were 4% and (1)%, respectively. Services gross profit percentages improved in 2024 compared to 2023 primarily due to an increase in services revenue and a decrease in cost of services due to greater efficiencies.

*Operating expenses:*

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | | |
| (Dollars in thousands) | Amount | Percentage of total revenue | Amount | Percentage of total revenue | Variance $ | Variance % |
|---|---|---|---|---|---|---|
| Selling and marketing | $ 88,048 | 27 % | $ 92,389 | 30 % | $ (4,341) | (5)% |
| Research and development | 89,725 | 27 % | 89,361 | 29 % | 364 | — % |
| General and administrative | 58,292 | 18 % | 57,247 | 19 % | 1,045 | 2 % |
| Total operating expenses | $ 236,065 | 71 % | $ 238,997 | 79 % | $ (2,932) | (1)% |

*Selling and marketing expenses.* Selling and marketing expenses decreased primarily due to a decrease in employee-related costs. Employee-related costs declined primarily due to a $2.6 million decrease in noncash share-based compensation expense, mainly as the PROS Florida LLC (formerly EveryMundo, LLC, and hereafter "EveryMundo") equity consideration was fully vested in November 2023, and severance expenses incurred during the prior year. The decrease was partially offset by an increase in travel expenses.

*Research and development expenses.* Research and development expenses increased primarily due to higher headcount and an increase in contract labor, partially offset by a decrease in noncash share-based compensation expense as the EveryMundo equity consideration vested in November 2023.

*General and administrative expenses.* General and administrative expenses increased primarily due to higher employee-related costs, mainly an increase of $2.1 million in noncash share-based compensation expense, partially offset by a one-time award of professional fees in a court case in which the Company prevailed.

*Non-operating expenses:*

| (Dollars in thousands) | Year Ended December 31, | | | | | | |
| | 2024 | | 2023 | | | |
| | Amount | Percentage of total revenue | Amount | Percentage of total revenue | Variance $ | Variance % |
|---|---|---|---|---|---|---|
| Convertible debt interest and amortization | $ (4,596) | (1)% | $ (5,882) | (2)% | $ 1,286 | (22)% |
| Other income, net | $ 4,457 | 1 % | $ 1,063 | — % | $ 3,394 | 319 % |

*Convertible debt interest and amortization.* Our convertible debt expense consisted of coupon interest, amortization of debt premium and debt issuance costs attributable to our convertible notes. The decrease in expense was related to the exchange in 2023 of approximately 85% of PROS outstanding convertible notes due in May 2024 for newly issued convertible notes due in September 2027. *Please see Note 14 to the Consolidated Financial Statements for more information.*

*Other income, net.* The change in other income, net for the year ended December 31, 2024, primarily related to a $4.5 million derivative loss, a $1.8 million loss on debt extinguishment related to the convertible notes exchange recorded and a $0.8 million gain on equity investments, all recorded in 2023. The change also included a decrease due to lower interest income during the period. *Please see Note 22 to the Consolidated Financial Statements for more information.*

*Income tax provision:*

| (Dollars in thousands) | Year Ended December 31, | | | |
| | 2024 | 2023 | Variance $ | Variance % |
|---|---|---|---|---|
| Effective tax rate | (7)% | (2)% | n/a | (5)% |
| Income tax provision | $ 1,314 | $ 933 | $ 381 | 41 % |

Our tax provision for the year ended December 31, 2024 and 2023 included both foreign income and withholding taxes. No tax benefit was recognized on jurisdictions with a projected loss for the year due to the valuation allowances on our deferred tax assets.

Our 2024 and 2023 effective tax rates had an unusual relationship to pretax loss from operations due to a valuation allowance on our net deferred tax assets. Our income tax provisions in 2024 and 2023 only included foreign income and withholding taxes, resulting in an effective tax rate of (7)% and (2)%, respectively. The difference between the effective tax rates and the federal statutory rate of 21% for the years ended December 31, 2024 and 2023 was primarily due to the increase in our valuation allowance of $3.6 million and $4.8 million, respectively.

As of December 31, 2024 and 2023, we had a valuation allowance on our net deferred tax assets of $171.8 million and $167.6 million, respectively. The increase in the valuation allowance was principally attributable to an additional valuation allowance recorded on our current year's tax loss and other deferred tax assets including capitalized research and development costs under Internal Revenue Code Section 174 as updated by the Tax Cuts and Jobs Act of 2017.

**Comparison of year ended December 31, 2023 with year ended December 31, 2022**

For a comparison of our results of operations for the years ended December 31, 2023 and 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 14, 2024.

**Liquidity and Capital Resources**

At December 31, 2024, we had $162.0 million of cash and cash equivalents and $52.1 million of working capital as compared to $168.7 million of cash and cash equivalents and $37.3 million of working capital at December 31, 2023.

Our principal sources of liquidity are our cash and cash equivalents, cash flows generated from operations and potential borrowings under our $50 million credit agreement (the "Credit Agreement"). In addition, we could access capital markets to supplement our liquidity position. Our material drivers or variants of operating cash flow are net income (loss) and the timing of invoicing and cash collections from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors and the payments of other liabilities.

We believe we will have adequate liquidity and capital resources to meet our operational requirements, anticipated capital expenditures, and coupon interest of our 2027 Notes for the next twelve months. Our future working capital requirements depend on many factors, including the operations of our existing business, growth of our customer subscription services, future acquisitions we might undertake, expansion into complementary businesses, the implementation of our solutions and customer churn. Capital markets have tightened in response to the macroeconomic environment, making new financing more difficult and/or expensive, and we may not be able to obtain such financing on terms acceptable to us or at all.

The following table presents key components of our Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022:

| (Dollars in thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Net cash provided by (used in) operating activities | $ 27,383 | $ 9,877 | $ (23,906) |
| Net cash used in investing activities | (1,219) | (2,704) | (1,142) |
| Net cash (used in) provided by financing activities | (32,338) | (32,357) | 1,069 |
| Effect of foreign currency rates on cash | (590) | 304 | 53 |
| Net change in cash, cash equivalents and restricted cash | $ (6,764) | $ (24,880) | $ (23,926) |

*Operating Activities*

Net cash provided by operating activities in 2024 was $27.4 million and increased as compared to $9.9 million in 2023. The improvement was primarily due to a significant reduction in our net loss. The reduction in net loss was attributed to a 9% increase in total revenue, while improving gross margins to 66% in 2024 from 62% in 2023 and also reducing our operating expenses by approximately 1% in 2024 as compared to 2023.

*Investing Activities*

Net cash used in investing activities for 2024 was $1.2 million and decreased as compared to $2.7 million in 2023. The decrease was mainly due to higher capital expenditures in 2023, primarily related to a third-party software license renewal.

*Financing Activities*

Net cash used in financing activities remained relatively unchanged year-over-year. The net cash used in 2024 was primarily due to the $21.7 million repayment of our 2024 Notes as they matured in May 2024, tax withholding payments of $12.7 million related to the vesting of employee share-based awards and $2.1 million proceeds from employee stock plans. The net cash used in 2023 was primarily attributable to a $22.2 million purchase of capped call and a payment of $2.2 million for debt issuance costs, both in connection with the convertible notes exchange. In addition, there was a $9.3 million payment for tax withholdings on the vesting of employee share-based awards, a payment of $0.8 million for debt issuance cost related to our credit agreement offset by $2.2 million proceeds from employee stock plans.

**Off-Balance Sheet Arrangements and Contractual Obligations**

We do not have any relationships with unconsolidated entities or financial partnerships, such as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

***Contractual Obligations***

Our contractual obligations as of December 31, 2024 consist of obligations under our convertible notes, operating leases and various service agreements.

The following table sets forth our material contractual obligations, excluding imputed interest as it related to operating leases, as of December 31, 2024. For further information, see the associated Notes to Consolidated Financial Statements as referenced below:

| | Payment due by period | | | | | |
|---|---|---|---|---|---|---|
| **(Dollars in thousands)** | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** | **Reference** |
| Notes, including interest | $ 284,936 | $ 6,003 | $ 278,933 | $ — | $ — | Note 14 |
| Operating leases | 37,795 | 7,827 | 7,708 | 7,774 | 14,486 | Note 7 |
| Purchase commitments | 109,531 | 50,846 | 55,977 | 2,708 | — | Note 16 |
| Total contractual obligations | $ 432,262 | $ 64,676 | $ 342,618 | $ 10,482 | $ 14,486 | |

**Critical Accounting Policies and Estimates**

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results could differ from those estimates.

We believe the critical accounting policies listed below affect significant judgment and estimates used in the preparation of our Consolidated Financial Statements.

***Revenue Recognition***

We derive our revenues primarily from subscription services, services and associated software maintenance and support.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the customer contract(s);
- determination of the transaction price;
- allocation of the transaction price to each performance obligation in the customer contract(s); and
- recognition of revenue when, or as, we satisfy a performance obligation.

*Subscription revenue*

Subscription revenue primarily consists of subscription fees that provide customers access to one or more of our cloud applications along with related customer support. We primarily recognize subscription revenue ratably over the contractual term of the arrangement beginning with commencement of service. Subscription revenue related to certain offerings, where the overage fees are based on a number of transactions, are recognized on an expected value basis. Our subscription contracts are generally one to five years in length and primarily billed annually in advance.

*Maintenance and support revenue*

Maintenance and support revenue includes customer support for our on-premises software and the right to unspecified software updates and enhancements. We recognize revenue from maintenance arrangements ratably over the period in which the services are provided. Our maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

*Services revenue*

Services revenue primarily consists of fees for configuration services, consulting and training. We typically sell our services on either a fixed-fee or time-and-materials basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenues are recognized as the services are performed.

Judgments are required in determining whether services contained in our customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation and revenue is recognized as the services are performed. If services are not determined to be distinct, the services and the subscription are determined to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

*Customer contracts with multiple performance obligations*

A portion of our customer contracts contain multiple performance obligations. Judgment is required in determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable. An obligation determined to be distinct is accounted for as a separate performance obligation and revenue is recognized when, or as, we satisfy the performance obligation. If obligations are determined not to be distinct, those obligations are accounted for as a single, combined performance obligation. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

***Deferred Costs***

Sales commissions earned by our sales representatives are considered incremental and recoverable costs of obtaining a customer contract. Sales commissions are capitalized and amortized on a straight-line basis over the period of benefit, which we have determined to be five to eight years. We determined the period of benefit by taking into consideration our customer contracts, expected renewals of those customer contracts (as we currently do not pay an incremental sales commission for renewals), our technology and other factors. We also capitalize amounts earned by employees other than sales representatives who earn incentive payments under compensation plans tied to the value of customer contracts acquired.

***Noncash Share-Based Compensation***

Noncash share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

To date, we have granted restricted stock units ("RSUs") and market stock units ("MSUs") from the 2017 Equity Stock Plan.

The fair value of the RSUs (time-based) and the equity consideration stock awards, granted as part of the EveryMundo acquisition, is based on the closing price of our stock on the date of grant.

MSUs are performance-based awards that cliff vest based on our shareholder return relative to the total shareholder return of the Russell 2000 Index ("Index") over a three-year period. The maximum number of shares issuable upon vesting is 200% of the MSUs initially granted based on the average price of our common stock relative to the Index during the Performance Period. We estimate the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by our stock price and a number of assumptions including the expected volatilities of our stock and the Index, the risk-free interest rate and expected dividends. Our expected volatility at the date of grant was based on the historical volatilities of our stock and the Index over the Performance Period.

If factors change and we employ different assumptions, noncash share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned noncash share-based compensation expense. Future noncash share-based compensation expense and unearned noncash share-based compensation will increase to the extent we grant additional equity awards to employees.

We estimate the number of awards that will be forfeited and recognize expense only for those awards that ultimately are expected to vest. Significant judgment is required in determining the adjustment to noncash share-based compensation expense for estimated forfeitures. Noncash share-based compensation expense in a period could be impacted, favorably or unfavorably, by differences between forfeiture estimates and actual forfeitures.

We record deferred tax assets for share-based compensation awards that will result in future deductions on our income tax returns, based on the amount of share-based compensation recognized at the statutory tax rate in the jurisdiction in which we will receive a tax deduction. Because the deferred tax assets we record are based upon the share-based compensation expenses in a particular jurisdiction, the aforementioned inputs that affect the fair values of our stock awards may also indirectly affect our income tax expense. In addition, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on our income tax returns are recorded in our income tax (expense) income.

At December 31, 2024, we had $71.5 million of total unrecognized compensation costs related to noncash share-based compensation arrangements for stock awards granted. These costs will be recognized over a weighted-average period of 2.6 years.

### *Accounting for Income Taxes*

We estimate our income taxes based on the various jurisdictions where we conduct business and we use estimates in determining our provision for income taxes. We estimate separately our deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the U.S. Internal Revenue Service or other taxing jurisdictions. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our balance sheet. At December 31, 2024, our deferred tax assets consisted primarily of temporary differences related to noncash share-based compensation, interest expense limited under Section 163(j), expense recognition of our lease obligations, Research and Experimentation ("R&E") tax credit carryforwards and net operating losses.

We review the realizability of our deferred tax asset on a quarterly basis, or whenever events or changes in circumstances indicate a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary. We continually perform an analysis related to the realizability of our deferred tax assets. As a result, and after considering tax planning initiatives and other positive and negative evidence, we determine it is more likely than not our net deferred tax assets will not be realized. During 2024, there was not sufficient positive evidence to outweigh the current and historic negative evidence to determine it was more likely than not that our net deferred tax assets would not be realized. Therefore, we continue to have a valuation allowance against net deferred tax assets as of December 31, 2024.

We account for uncertain income tax positions recognized in our financial statements in accordance with the Income Tax Topic of the Accounting Standards Codification ("ASC"), issued by the FASB. This interpretation requires companies to use a prescribed model for assessing the financial recognition and measurement of all tax positions taken or expected to be taken in their tax returns. This guidance provides clarification on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. *Please see Note 13 to the Consolidated Financial Statements for more information.*

### Recent Accounting Pronouncements

*See Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements included in this report, regarding the impact of certain recent accounting pronouncements on our Consolidated Financial Statements.*

### Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

### Foreign Currency Exchange Risk

Our contracts are predominately denominated in U.S. dollars; however, we have contracts denominated in foreign currencies and therefore a portion of our revenue is subject to foreign currency risks. The primary market risk we face is from foreign currency exchange rate fluctuations. Our cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of

December 31, 2024, would have resulted in a $1.0 million loss. We are also exposed to foreign currency risk due to our operating subsidiaries in France, UK, Canada, Germany, Ireland, Australia, Bulgaria, Singapore and United Arab Emirates. A hypothetical 10% adverse change in the value of the U.S. dollar in relation to the Euro, which is our single most significant foreign currency exposure related to revenue, would have changed revenue for the year ended December 31, 2024 by approximately $5.2 million. However, due to the relatively low volume of payments made and received through our foreign subsidiaries, we do not believe we have significant exposure to foreign currency exchange risks. Fluctuations in foreign currency exchange rates could harm our financial results in the future.

We currently do not use derivative financial instruments to mitigate foreign currency exchange risks. We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency futures or options in future years.

**Exposure to Interest Rates**

As of December 31, 2024, we had an outstanding principal amount of $266.8 million of the 2027 Notes which are fixed-rate instruments. Therefore, our results of operations are not subject to fluctuations in interest rates. However, the fair value of the Notes is exposed to interest rate risk. Generally, the fair value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise.

We believe we do not have any material exposure to changes in the fair value of our current assets as a result of changes in interest rates due to the short-term nature of our cash equivalents.

**Item 8.** *Financial Statements and Supplementary Data*

The Consolidated Financial Statements required to be filed are indexed on page F-1 and are incorporated herein by reference. *See Item 15(a)(1) and (2).*

**Item 9.** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation as of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Changes in Internal Control over Financial Reporting**

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting is a framework that includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria in Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024 based upon the COSO criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

**Item 9B. *Other Information***

**Securities Trading Plans of Directors and Executive Officers**

None of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K during the three months ended December 31, 2024.

**Item 9C. *Disclosures Regarding Foreign Jurisdictions that Prevent Inspections***

None.

**Part III**

**Item 10.** *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2025 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2024.

**Item 11.** *Executive Compensation*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2025 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2024.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2025 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2024.

**Item 13.** *Certain Relationships, Related Transactions and Director Independence*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2025 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2024.

**Item 14.** *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from our proxy statement in connection with our 2025 Annual Meeting of Stockholders, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2024.

**Part IV**

**Item 15.** *Exhibits and Financial Statements Schedules*

**(a)(1) Financial Statements**

Reference is made to the Index to Financial Statements in the section entitled "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on Form 10-K.

**(a)(2) Financial Statement Schedules**

Reference is made to Schedule II, Valuation and Qualifying Accounts, as indexed on page F-31.

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

**(a)(3) Exhibits**

Exhibits are as set forth below in the Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois, and are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

**PROS Holdings, Inc.**
**Index to the Consolidated Financial Statements**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of PROS Holdings, Inc.

### *Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of PROS Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of stockholders' (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

### *Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue recognition – subscription and services revenue*

As described in Note 2 to the consolidated financial statements, the Company recognized subscription and services revenue of $316.9 million for the year ended December 31, 2024. The Company derives its revenues primarily from subscriptions, services, and associated software maintenance and support. A portion of the Company's customer contracts contain multiple performance obligations. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The principal consideration for our determination that performing procedures relating to revenue recognition - subscription and services revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of subscription and services revenue and allocation of the transaction price to each performance obligation. These procedures also included, among others (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, proof of delivery, invoices, and subsequent payment receipts; (ii) testing, on a sample basis, the accuracy of management's calculation of the transaction price and the allocation of the transaction price to each performance obligation based on the relative standalone selling price; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, proof of delivery, invoices, and subsequent payment receipts.


/s/ PricewaterhouseCoopers LLP

San Jose, California
February 12, 2025

We have served as the Company's auditor since 2002.

**PROS Holdings, Inc.**
**Consolidated Balance Sheets**
(In thousands, except share and per share amounts)

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2024 | | 2023 |
| **Assets:** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 161,983 | $ | 168,747 |
| Trade and other receivables, net of allowance of $922 and $574, respectively | | 64,982 | | 49,058 |
| Deferred costs, current | | 4,634 | | 4,856 |
| Prepaid and other current assets | | 7,517 | | 12,013 |
| Total current assets | | 239,116 | | 234,674 |
| Restricted cash | | 10,000 | | 10,000 |
| Property and equipment, net | | 19,745 | | 23,051 |
| Operating lease right-of-use assets | | 16,066 | | 14,801 |
| Deferred costs, noncurrent | | 11,515 | | 10,292 |
| Intangibles, net | | 7,044 | | 11,678 |
| Goodwill | | 107,278 | | 107,860 |
| Other assets, noncurrent | | 9,138 | | 9,477 |
| Total assets | $ | 419,902 | $ | 421,833 |
| **Liabilities and Stockholders' (Deficit) Equity:** | | | | |
| Current liabilities: | | | | |
| Accounts payable and other liabilities | $ | 8,589 | $ | 3,034 |
| Accrued liabilities | | 14,085 | | 13,257 |
| Accrued payroll and other employee benefits | | 27,117 | | 32,762 |
| Operating lease liabilities, current | | 6,227 | | 5,655 |
| Deferred revenue, current | | 130,977 | | 120,955 |
| Current portion of convertible debt, net | | — | | 21,668 |
| Total current liabilities | | 186,995 | | 197,331 |
| Deferred revenue, noncurrent | | 5,438 | | 3,669 |
| Convertible debt, net, noncurrent | | 270,797 | | 272,324 |
| Operating lease liabilities, noncurrent | | 23,870 | | 25,118 |
| Other liabilities, noncurrent | | 1,505 | | 1,264 |
| Total liabilities | | 488,605 | | 499,706 |
| Commitments and contingencies (Note 16) | | | | |
| Stockholders' (deficit) equity: | | | | |
| Preferred stock, $0.001 par value, 5,000,000 shares authorized; none issued | | — | | — |
| Common stock, $0.001 par value, 75,000,000 shares authorized; 52,083,732 and 51,184,584 shares issued, respectively; 47,403,009 and 46,503,861 shares outstanding, respectively | | 52 | | 51 |
| Additional paid-in capital | | 634,212 | | 604,084 |
| Treasury stock, 4,680,723 common shares, at cost | | (29,847) | | (29,847) |
| Accumulated deficit | | (667,727) | | (647,252) |
| Accumulated other comprehensive loss | | (5,393) | | (4,909) |
| Total stockholders' (deficit) equity | | (68,703) | | (77,873) |
| Total liabilities and stockholders' (deficit) equity | $ | 419,902 | $ | 421,833 |

*The accompanying notes are an integral part of these consolidated financial statements.*

4

**PROS Holdings, Inc.**
**Consolidated Statements of Comprehensive Loss**
(In thousands, except per share data)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| **Revenue:** | | | | | | |
| Subscription | $ | 266,272 | $ | 234,024 | $ | 204,041 |
| Maintenance and support | | 13,494 | | 19,958 | | 28,592 |
| Total subscription, maintenance and support | | 279,766 | | 253,982 | | 232,633 |
| Services | | 50,606 | | 49,726 | | 43,504 |
| Total revenue | | 330,372 | | 303,708 | | 276,137 |
| **Cost of revenue:** | | | | | | |
| Subscription | | 57,882 | | 57,212 | | 55,039 |
| Maintenance and support | | 7,027 | | 7,703 | | 8,004 |
| Total cost of subscription, maintenance and support | | 64,909 | | 64,915 | | 63,043 |
| Services | | 48,420 | | 50,398 | | 47,037 |
| Total cost of revenue | | 113,329 | | 115,313 | | 110,080 |
| Gross profit | | 217,043 | | 188,395 | | 166,057 |
| **Operating expenses:** | | | | | | |
| Selling and marketing | | 88,048 | | 92,389 | | 94,986 |
| Research and development | | 89,725 | | 89,361 | | 93,412 |
| General and administrative | | 58,292 | | 57,247 | | 54,202 |
| Impairment of fixed assets | | — | | — | | 1,551 |
| Loss from operations | | (19,022) | | (50,602) | | (78,094) |
| Convertible debt interest and amortization | | (4,596) | | (5,882) | | (6,304) |
| Other income, net | | 4,457 | | 1,063 | | 3,084 |
| Loss before income tax provision | | (19,161) | | (55,421) | | (81,314) |
| Income tax provision | | 1,314 | | 933 | | 932 |
| Net loss | | (20,475) | | (56,354) | | (82,246) |
| Net loss per share: | | | | | | |
| Basic and diluted | | (0.43) | | (1.22) | | (1.82) |
| Weighted average number of shares: | | | | | | |
| Basic and diluted | | 47,116 | | 46,155 | | 45,269 |
| | | | | | | |
| **Other comprehensive income (loss), net of tax:** | | | | | | |
| Foreign currency translation adjustment | | (484) | | 344 | | (594) |
| Other comprehensive income (loss), net of tax | | (484) | | 344 | | (594) |
| Comprehensive loss | $ | (20,959) | $ | (56,010) | $ | (82,840) |

*The accompanying notes are an integral part of these consolidated financial statements.*

**PROS Holdings, Inc.**
**Consolidated Statements of Cash Flows**
(In thousands)

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
| **Operating activities:** | | | |
| Net loss | $ (20,475) | $ (56,354) | $ (82,246) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 8,303 | 10,707 | 14,967 |
| Amortization of debt premium and issuance costs | (1,203) | 861 | 1,491 |
| Share-based compensation | 40,754 | 42,357 | 42,714 |
| Deferred income tax, net | (11) | (63) | — |
| Provision for credit losses | 299 | (19) | (280) |
| Gain on lease modification | (697) | — | — |
| Loss on disposal of assets | 784 | 57 | — |
| Impairment of fixed assets | — | — | 1,551 |
| (Gain)/Loss on equity investments, net | — | (828) | (1,308) |
| Loss on derivatives | — | 4,489 | — |
| Loss on debt extinguishment | — | 1,779 | — |
| Changes in operating assets and liabilities: | | | |
| Trade and other receivables | (16,211) | (899) | (7,330) |
| Deferred costs | (1,001) | (351) | 486 |
| Prepaid expenses and other assets | 4,899 | (1,347) | 1,712 |
| Operating lease right-of-use assets and liabilities | (2,126) | (2,786) | (2,175) |
| Accounts payable and other liabilities | 6,131 | (5,039) | 3,964 |
| Accrued liabilities | 1,798 | 723 | 26 |
| Accrued payroll and other employee benefits | (5,663) | 8,950 | (8,191) |
| Deferred revenue | 11,802 | 7,640 | 10,713 |
| Net cash provided by (used in) operating activities | 27,383 | 9,877 | (23,906) |
| **Investing activities:** | | | |
| Purchase of property and equipment | (1,166) | (2,543) | (861) |
| Capitalized internal-use software development costs | (58) | (48) | — |
| Investment in equity securities, net | 5 | (113) | (281) |
| Net cash used in investing activities | (1,219) | (2,704) | (1,142) |
| **Financing activities:** | | | |
| Proceeds from employee stock plans | 2,079 | 2,170 | 2,722 |
| Tax withholding related to net share settlement of stock awards | (12,704) | (9,299) | (1,653) |
| Debt issuance costs related to convertible debt | — | (2,198) | — |
| Purchase of Capped Call | — | (22,193) | — |
| Repayment of convertible debt | (21,713) | — | — |
| Debt issuance costs related to Credit Agreement | — | (837) | — |
| Net cash (used in) provided by financing activities | (32,338) | (32,357) | 1,069 |
| Effect of foreign currency rates on cash | (590) | 304 | 53 |
| Net change in cash, cash equivalents and restricted cash | (6,764) | (24,880) | (23,926) |
| **Cash, cash equivalents and restricted cash:** | | | |
| Beginning of period | 178,747 | 203,627 | 227,553 |
| End of period | $ 171,983 | $ 178,747 | $ 203,627 |
| | | | |
| **Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets** | | | |
| Cash and cash equivalents | $ 161,983 | $ 168,747 | $ 203,627 |
| Restricted cash | 10,000 | 10,000 | — |
| **Total cash, cash equivalents and restricted cash** | $ 171,983 | $ 178,747 | $ 203,627 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Supplemental disclosure of cash flow information:** | | | | | | |
| Cash paid during period for: | | | | | | |
| Income taxes, net of refunds | $ | (192) | $ | (188) | $ | (146) |
| Interest | $ | (6,302) | $ | (4,626) | $ | (4,938) |
| Noncash investing activities: | | | | | | |
| Purchase of property and equipment accrued but not paid | $ | 92 | $ | 115 | $ | 11 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**PROS Holdings, Inc.**
**Consolidated Statements of Stockholders' (Deficit) Equity**
(In thousands, except share data)

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | | Accumulated Deficit | Accumulated other comprehensive loss | Total Stockholders' (Deficit) Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | |
| Balance at December 31, 2021 | 44,520,542 | $ 49 | $ 546,693 | 4,680,723 | $ (29,847) | $ (508,652) | $ (4,659) | $ 3,584 |
| Stock awards net settlement | 1,010,875 | 1 | (1,654) | — | — | — | — | (1,653) |
| Proceeds from employee stock plans | 106,586 | — | 2,722 | — | — | — | — | 2,722 |
| Noncash share-based compensation | — | — | 42,714 | — | — | — | — | 42,714 |
| Other comprehensive income (loss) | — | — | — | — | — | — | (594) | (594) |
| Net loss | — | — | — | — | — | (82,246) | — | (82,246) |
| Balance at December 31, 2022 | 45,638,003 | $ 50 | $ 590,475 | 4,680,723 | $ (29,847) | $ (590,898) | $ (5,253) | $ (35,473) |
| Stock awards net settlement | 761,850 | 1 | (9,300) | — | — | — | — | (9,299) |
| Proceeds from employee stock plans | 104,008 | — | 2,170 | — | — | — | — | 2,170 |
| Purchase of Capped Call | — | — | (21,618) | — | — | — | — | (21,618) |
| Noncash share-based compensation | — | — | 42,357 | — | — | — | — | 42,357 |
| Other comprehensive income (loss) | — | — | — | — | — | — | 344 | 344 |
| Net loss | — | — | — | — | — | (56,354) | — | (56,354) |
| Balance at December 31, 2023 | 46,503,861 | $ 51 | $ 604,084 | 4,680,723 | $ (29,847) | $ (647,252) | $ (4,909) | $ (77,873) |
| Stock awards net settlement | 815,442 | 1 | (12,705) | — | — | — | — | (12,704) |
| Proceeds from employee stock plans | 83,706 | — | 2,079 | — | — | — | — | 2,079 |
| Noncash share-based compensation | — | — | 40,754 | — | — | — | — | 40,754 |
| Other comprehensive income (loss) | — | — | — | — | — | — | (484) | (484) |
| Net loss | — | — | — | — | — | (20,475) | — | (20,475) |
| Balance at December 31, 2024 | 47,403,009 | $ 52 | $ 634,212 | 4,680,723 | $ (29,847) | $ (667,727) | $ (5,393) | $ (68,703) |

*The accompanying notes are an integral part of these consolidated financial statements.*

**PROS Holdings, Inc.**
**Notes to Consolidated Financial Statements**

## 1. Organization and Nature of Operations

PROS Holdings, Inc., a Delaware corporation, through its operating subsidiaries (collectively, the "Company"), provides solutions that optimize shopping and selling experiences. PROS solutions leverage artificial intelligence ("AI"), self-learning and automation to ensure that every transactional experience is fast, frictionless and personalized for every shopper, supporting both business-to-business ("B2B") and business-to-consumer ("B2C") companies across industry verticals. Companies can use these selling, pricing, revenue optimization, distribution and retail, and digital offer marketing solutions to assess their market environments in real time to deliver customized prices and offers. The Company's solutions enable their customers to provide the buyers of their products the ability to move fluidly from one sales channel to another, whether direct, partner, online, mobile or other emerging channels, each with a personalized experience regardless of which channel is used. The Company's decades of data science and AI expertise are infused into its solutions and are designed to reduce time and complexity through actionable intelligence.

## 2. Summary of Significant Accounting Policies

### *Principles of Consolidation and Basis of Presentation*

These Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

### *Dollar Amounts*

The dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars, except per share amounts, or as noted within the context of each footnote disclosure.

### *Use of Estimates*

The preparation of these Consolidated Financial Statements in conformity with GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses during the reporting period. The judgment required in the Company's estimation process, as well as issues related to the assumptions, risks and uncertainties inherent in determining the nature and timing of satisfaction of performance obligations and determining the standalone selling price of performance obligations, affect the amounts of revenue, expenses, unbilled receivables and deferred revenue. Estimates are also used for, but not limited to, receivables, allowance for credit losses, the determination of the period of benefit for deferred commissions, operating lease right-of-use assets and operating lease liabilities, useful lives of assets, depreciation and amortization, income taxes and deferred tax asset valuation, valuation of stock awards, other current liabilities and accrued liabilities. Numerous internal and external factors can affect estimates. Actual results could differ from those estimates and such differences could be material to the Company's consolidated financial position and results of operations.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase, or the ability to be settled in cash within a period of three months, to be cash equivalents. The Company has a cash management program that provides for the investment of excess cash balances, primarily in short-term treasury and money market instruments.

### *Trade and Other Receivables*

Trade and other receivables are primarily comprised of trade receivables, net of allowance for credit losses, contract assets and unbilled receivables. The Company records trade accounts receivable for its unconditional rights to consideration arising from the Company's performance under contracts with customers. The Company's standard billing terms are generally within thirty to sixty days from the date of the invoice. The carrying value of such receivables, net of the allowance for credit losses, represents their estimated net realizable value. When developing its estimate of expected credit losses on trade and other receivables, the Company considers the available information relevant to assessing the collectability of cash flows, which includes a combination of both internal and external information relating to past events, current conditions, and future forecasts as well as relevant qualitative and quantitative factors that relate to the environment in which the Company operates.

Contract assets represent conditional rights to consideration that have been recognized as revenue in advance of billing the customer. Unbilled receivables represent unconditional rights to consideration arising from revenue that have been recognized in advance of billing the customer.

### Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid third-party software subscription and license fees, deferred project costs and prepaid taxes.

### Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred. Depreciation on property and equipment, with the exception of leasehold improvements, is recorded using the straight-line method over the estimated useful lives of the assets. Depreciation on leasehold improvements is recorded using the shorter of the lease term or useful life. When property is retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in the Consolidated Statements of Comprehensive Loss in the period of disposal.

### Internal-Use Software

Costs incurred to develop internal-use software during the application development stage are capitalized, stated at cost, and depreciated using the straight-line method over the estimated useful lives of the assets. Application development stage costs generally include salaries and personnel costs and third-party contractor expenses associated with internal-use software development, configuration and coding. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Capitalized internal-use software is included in property and equipment, net in the Consolidated Balance Sheets.

### Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities and noncurrent operating lease liabilities in the Company's Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset over the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company includes any anticipated lease incentives in the determination of lease liability.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

The Company's lease terms will include options to extend the lease when it is reasonably certain the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the Company's Consolidated Balance Sheets. The Company's lease agreements do not contain any residual value guarantees.

### Deferred Costs

Sales commissions earned by the Company's sales representatives are considered incremental and recoverable costs of obtaining a customer contract. Sales commissions are capitalized and amortized on a straight-line basis over the period of benefit, which the Company has determined to be five to eight years. The Company determined the period of benefit by taking into consideration its customer contracts and expected renewals of those customer contracts (as the Company currently does not pay an incremental sales commission for contract renewals). The Company also capitalizes amounts earned by employees other than sales representatives who earn incentive payments under compensation plans that are also tied to the value of customer contracts acquired. There were no such amounts capitalized in the years ended December 31, 2024 and 2023. Amortization of deferred costs is included in selling and marketing expense in the Consolidated Statements of Comprehensive Loss.

### *Deferred Implementation Costs*

The Company capitalizes certain contract fulfillment costs, including personnel and other costs (such as hosting, employee salaries, benefits and payroll taxes), associated with contract arrangements where services are not distinct from other undelivered performance obligations in its customer contracts. The Company analyzes implementation costs and capitalizes those costs directly related to customer contracts that are expected to be recoverable. Deferred implementation costs are amortized ratably over the remaining contract term once the revenue recognition criteria for the respective performance obligation has been met and revenue recognition commences. Deferred implementation costs are included in prepaid and other current assets and other assets, noncurrent in the Consolidated Balance Sheets. Amortization of deferred implementation costs is included in cost of subscription and cost of services revenues in the Consolidated Statements of Comprehensive Loss.

### *Deferred Revenue*

Deferred revenue primarily consists of customer invoicing in advance of revenues being recognized. The Company generally invoices its customers annually in advance for subscription services and maintenance and support. Deferred revenue anticipated to be recognized during the next twelve-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue.

### *Impairment of Long-Lived Assets*

Long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds its expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value.

### *Intangible Assets and Goodwill*

The Company has recorded intangible assets and goodwill in connection with past business combinations. Intangible assets that have finite lives are amortized over their useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. During this review, the Company reevaluates the significant assumptions used in determining the original cost and estimated lives of the intangible assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate or whether there has been an impairment of the intangible assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets group's recovery. If impairment exists, the Company would adjust the carrying value of the assets to fair value, generally determined by a discounted cash flow analysis.

Goodwill represents the excess of the purchase consideration over the net of the acquisition-date fair value of identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in connection with business combinations. Goodwill is not amortized but is assessed for impairment as of November 30 of each fiscal year, or more frequently if events or changes in circumstances indicate the fair value of the Company's sole reporting unit has been reduced below its carrying value. When conducting the annual goodwill impairment assessment, a two-step process is used. The first step is to perform an optional qualitative evaluation as to whether it is more likely than not that the fair value of the Company's sole reporting unit is less than its carrying value, using an assessment of relevant events and circumstances. In performing this assessment, the Company is required to make assumptions and judgments including but not limited to an evaluation of macroeconomic conditions as they relate to the business, industry and market trends, as well as the overall future financial performance of the reporting unit and future opportunities in the markets in which it operates. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no additional tests are required to be performed in assessing goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, the Company performs a second step, consisting of a quantitative assessment of goodwill impairment. This quantitative assessment requires the Company to compare the fair value of its reporting unit with its carrying value. If the carrying amount exceeds the fair value, an impairment charge will be recognized, however, loss cannot exceed the total amount of goodwill allocated to the reporting unit. Based on the results of the qualitative review of goodwill performed as of November 30, 2024, the Company did not identify any indicators of impairment. As such, the quantitative assessment described above was not necessary.

### *Equity Investments*

Investments in equity securities of privately held companies without readily determinable fair value, where the Company does not exercise significant influence over the investee, are recorded at cost, less impairment and adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. Adjustments resulting from impairment, fair value, or observable price changes are accounted for in the Consolidated Statements of Comprehensive Loss.

### *Financial Instruments*

The carrying amount of the Company's financial instruments, which include cash equivalents, receivables and accounts payable, and equity investments approximates their fair values at December 31, 2024 and 2023. *For additional information on the Company's fair value measurements, see Note 9 to the Consolidated Financial Statements.*

### *Convertible Senior Notes*

The Company records the principal amount of its convertible notes (the "Notes") as a liability. Issuance costs attributable to the Notes are being amortized on a straight-line basis over the respective terms of the Notes and are presented as a direct deduction from current portion of convertible debt, net and convertible debt, net, noncurrent in the Consolidated Balance Sheets.

### *Research and Development*

Research and development costs for software sold to customers are generally expensed as incurred. These costs include salaries and personnel costs, including employee benefits, third-party contractor expenses, software development tools, an allocation of facilities and depreciation expenses and other expenses in developing new solutions and upgrading and enhancing existing solutions.

### *Software Development Costs*

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material.

### *Revenue Recognition*

The Company derives its revenues primarily from subscriptions, services, and associated software maintenance and support.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the customer contract(s);
- determination of the transaction price;
- allocation of the transaction price to each performance obligation in the customer contract(s); and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

*Subscription revenue*

Subscription revenue primarily consists of subscription fees that give customers access to one or more of the Company's cloud applications with related customer support. The Company generally recognizes subscription revenue ratably over the contractual term of the arrangement beginning with commencement of service. Subscription revenue related to certain offerings, where the overage fees are based on a number of transactions, are recognized on an expected value basis. The Company's subscription contracts do not provide customers with the right to take possession of the software supporting the service and, as a result, are accounted for as service contracts. The Company's subscription contracts are generally one to five years in length and primarily billed annually in advance.

*Maintenance and support revenue*

Maintenance and support revenue includes customer support for on-premises licenses and the right to unspecified software updates and enhancements. The Company recognizes revenue from maintenance and support arrangements ratably over the period in which the services are provided. The Company's maintenance and support contracts are generally one year in length, billed annually in advance, and non-cancelable.

*Services revenue*

Services revenue primarily consists of fees for configuration services, consulting and training. The Company typically sells its services either on a fixed-fee or time-and-material basis. Services revenue is generally recognized as the services are performed for time and material contracts, or on a proportional performance basis for fixed-price contracts. Training revenue is recognized as the services are rendered.

Judgments are required in determining whether services contained in the Company's customer subscription contracts are considered distinct, including whether the services are capable of being distinct and whether they are separately identifiable. Services deemed to be distinct are accounted for as a separate performance obligation on a relative standalone selling price basis and revenue is recognized as the services are performed. If services are determined not to be distinct, the services and the subscription are considered to be a single performance obligation and revenue is recognized over the contractual term of the subscription beginning on the date subscription services are made available to the customer. The associated revenue is allocated between subscription and services.

*Customer contracts with multiple performance obligations*

A portion of the Company's customer contracts contain multiple performance obligations. Judgment is required in determining whether multiple performance obligations contained in a single customer contract are capable of being distinct and are separately identifiable. An obligation determined to be distinct is accounted for as a separate performance obligation and revenue for that separate performance obligation is recognized when, or as, the Company satisfies the performance obligation. If obligations are determined not to be distinct, those obligations are accounted for as a single, combined performance obligation. The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

*Disaggregation of revenue*

The Company categorizes revenue from external customers by geographic area based on the location of the customer's headquarters. *For additional information regarding the Company's revenue by geography, see Note 17 to the Consolidated Financial Statements.*

**Foreign Currency**

The Company has certain contracts denominated in foreign currencies and therefore a portion of the Company's revenue is subject to foreign currency risks. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables, are classified in other income, net included in the accompanying Consolidated Statements of Comprehensive Loss.

The functional currency of PROS France SAS ("PROS France") is the Euro. The financial statements of this subsidiary are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive loss as a component of stockholders' (deficit) equity.

**Noncash Share-Based Compensation**

The Company's Amended and Restated 2017 Equity Incentive Plan (the "2017 Stock Plan") provides for noncash share-based compensation through the grant of: (i) restricted stock awards; (ii) restricted stock unit awards - time, performance and market-based ("RSUs"); (iii) stock options; (iv) stock appreciation rights ("SARs"); (v) phantom stock; and (vi) performance awards, such as market stock units ("MSUs"). To date, the Company has granted RSUs and MSUs from this plan.

The Company issues common stock from its pool of authorized stock upon exercise of stock options, settlement of SARs and MSUs or upon vesting of RSUs.

In November 2021, the Company granted inducement awards in an aggregate amount of 332,004 shares in accordance with NYSE Rule 303A.08. These inducement awards were in the form of RSUs granted to certain new employees in connection with the acquisition of PROS Florida LLC (formerly EveryMundo, LLC, and hereafter "EveryMundo").

 As part of the EveryMundo acquisition in November 2021, the purchase agreement included equity consideration of 273,120 shares of the Company's common stock to be issued to the recipients contingent on their employment with the Company during a two-year period. Based on the underlying agreements, this portion of the consideration was determined to represent post-combination noncash share-based compensation expense from an accounting perspective as opposed to purchase consideration. The equity consideration stock awards were fully vested and expensed as of December 31, 2023.

The following table presents the number of awards outstanding for each award type as of December 31, 2024 and 2023 (in thousands):

| Award type | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Restricted stock units (time-based) | 2,660 | 2,767 |
| Market stock units | 439 | 358 |

*Restricted stock units.* The fair value of the RSUs (time-based) is based on the closing price of the Company's stock on the date of grant and is amortized over the vesting period.

*Market stock units.* MSUs are performance-based awards that vest based upon the Company's relative shareholder return. The actual number of MSUs that will be eligible to vest is based on the total shareholder return of the Company relative to the total shareholder return of the Russell 2000 Index ("Index") over a 3-year period ending December 31, 2025, December 31, 2026 and December 31, 2027 ("Performance Period"), respectively. The MSUs will vest on January 31, 2026, January 31, 2027 and January 31, 2028, respectively. The maximum number of shares issuable upon vesting is 200% of the MSUs initially granted based on the average price of the Company's common stock relative to the Index during the Performance Period. The Company estimates the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by the Company's stock price and a number of assumptions including the expected volatility of the Company's stock and the Index, its risk-free interest rate and expected dividends. The Company's expected volatility at the date of grant was based on the historical volatilities of the Company and the Index over the Performance Period.

*Equity consideration.* The fair value of the equity consideration stock awards is based on the closing price of the Company's stock on the date of grant and is amortized over the vesting period.

If factors change and the Company employs different assumptions, noncash share-based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned noncash share-based compensation expense. Future noncash share-based compensation expense and unearned noncash share-based compensation will increase to the extent that the Company grants additional equity awards to employees.

At December 31, 2024, there were an estimated $71.5 million of total unrecognized compensation costs related to noncash share-based compensation arrangements. These costs will be recognized over a weighted average period of 2.6 years. *For further discussion of the Company's noncash share-based compensation plans, see Note 12 to the Consolidated Financial Statements.*

### Income Taxes

The Company uses the asset and liability method to account for income taxes, including recognition of deferred tax assets and liabilities for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax basis. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in the valuation allowance from period to period are included in the Company's tax provision in the period of change.

The Company accounts for uncertain income tax positions recognized in an enterprise's financial statements in accordance with the income tax topic of the ASC issued by the FASB. This interpretation requires companies to use a prescribed model for assessing the financial recognition and measurement of all tax positions taken or expected to be taken in its tax returns. This guidance provides clarification on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company recognizes accrued interest and penalties related to income taxes, if any, as a component of income tax expense. *For additional information regarding the Company's income taxes, see Note 13 to the Consolidated Financial Statements.*

### Segment Reporting

The Company reports as one operating segment with the Chief Executive Officer ("CEO") acting as the Company's chief operating decision maker. The Company's CEO reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has a single reporting unit, and there are no segment managers who are held accountable for operations, operating results or components below the consolidated unit level.

### Earnings Per Share

The Company computes basic earnings (loss) per share by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by giving effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible notes using the if-converted method. Dilutive potential common shares consist of shares issuable upon the vesting of restricted stock units, market stock units and equity consideration. When the Company incurs a net loss, the effect of the Company's outstanding restricted stock units, market stock units, equity consideration and convertible notes are not included in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per share are identical.

### Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and other segment items on an annual and interim basis. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The ASU is to be applied retrospectively to all prior periods presented in the financial statements. The Company adopted the new standard in the fourth quarter of 2024, *see Note 17 to the Consolidated Financial Statements.*

### Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The new standard is effective for annual periods beginning after December 15, 2026 and interim periods beginning in the first quarter of fiscal year 2028. Early adoption is permitted. The new standard is to be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* which expands disclosures in an entity's income tax rate reconciliation table and disclosures regarding income taxes paid by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The new standard is to be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2024, that are of significance or potential significance to the Company.

### 3. Trade and Other Receivables, Net

Accounts receivable at December 31, 2024 and 2023, consists of the following (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2024** | | **2023** |
| Accounts and other receivables | $ 58,655 | $ | 41,826 |
| Contract assets and unbilled receivables | 7,249 | | 7,806 |
| Total receivables | 65,904 | | 49,632 |
| Less: Allowance for credit losses | (922) | | (574) |
| Trade and other receivables, net | $ 64,982 | $ | 49,058 |

The bad debt (recovery) expense reflected in general and administrative expenses in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022, totaled approximately $0.3 million, zero and $(0.3) million, respectively.

**4. Deferred Costs**

Deferred costs, which primarily consist of capitalized sales commissions, were $16.1 million and $15.1 million as of December 31, 2024 and 2023, respectively. Amortization expense for the deferred costs was $4.6 million, $5.7 million and $5.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

**5. Deferred Implementation Costs**

Deferred implementation costs, which relate to certain customer contract fulfillment costs, were $0.7 million and $1.0 million as of December 31, 2024 and 2023, respectively. Amortization expense for the deferred implementation costs was $0.5 million, $0.8 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. There was no impairment loss in relation to the costs capitalized for the periods presented.

**6. Property and Equipment, Net**

Property and equipment, net as of December 31, 2024 and 2023 consists of the following:

| | Estimated useful life | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| Furniture and fixtures | 5-10 years | $ 6,108 | $ | 6,300 |
| Computers and equipment | 3-5 years | 5,227 | | 14,216 |
| Software | 3-6 years | 5,558 | | 5,552 |
| Capitalized internal-use software development costs | 3 years | 10,843 | | 11,879 |
| Leasehold improvements | Shorter of lease term or useful life | 20,802 | | 21,727 |
| Property and equipment, gross | | 48,538 | | 59,674 |
| Less: Accumulated depreciation and amortization | | (28,793) | | (36,623) |
| Property and equipment, net | | $ 19,745 | $ | 23,051 |

Depreciation and amortization was approximately $3.7 million, $4.5 million and $5.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company disposed of approximately $11.0 million, $2.7 million and $3.1 million, respectively, of fully depreciated assets. During the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.8 million, $0.1 million and zero, respectively, of loss on disposal of assets. The disposal in 2024 related to a lease modification, see Note 7 for additional information. As of December 31, 2024 and 2023, the Company had approximately $6.0 million and $14.6 million, respectively, of fully depreciated assets in use.

During the years ended December 31, 2024 and 2023, the Company capitalized immaterial amounts of internal-use software development costs related to its subscription solutions. As of December 31, 2024 and 2023, $10.8 million and $11.9 million, respectively, of capitalized internal-use software development costs were subject to amortization and $10.7 million and $11.8 million, respectively, of capitalized internal-use software development costs were included in accumulated depreciation and amortization for the years ended December 31, 2024 and 2023.

The Company did not identify any impairment indicators and recorded no impairment charges in the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company recorded a $1.6 million impairment charge related to fixed assets. The impairment resulted from the Company's changed intentions for these assets in connection with a new agreement with a software vendor.

**7. Leases**

The Company has operating leases for data centers, computer infrastructure, corporate offices and certain equipment. These leases have remaining lease terms ranging from 1 year to 9 years. Some of these leases include options to extend for up to 15 years, and some include options to terminate within 1 year. The Company includes options in the lease terms when it is reasonably certain the Company will exercise that option.

As of December 31, 2024, the Company did not have any finance leases.

The components of operating lease expense were as follows (in thousands):

|  | Year Ended December 31, | | | | | |
|  | 2024 | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Operating lease cost | $ | 6,548 | $ | 6,684 | $ | 8,576 |
| Variable lease cost | | 5,064 | | 5,408 | | 4,264 |
| Sublease income | | (48) | | (285) | | (222) |
| Total lease cost | $ | 11,564 | $ | 11,807 | $ | 12,618 |

Supplemental information related to leases was as follows (in thousands):

|  | Year Ended December 31, | | | | | |
|  | 2024 | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liability: | | | | | | |
| Cash paid for operating lease liabilities | $ | 7,335 | $ | 8,673 | $ | 8,423 |
| Right-of-use asset obtained in exchange for operating lease liability | $ | 5,976 | $ | 3,207 | $ | 787 |

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Weighted average remaining lease term: | | |
| Operating leases | 7.5 years | 8.4 years |
| Weighted average discount rate: | | |
| Operating leases | 6.12 % | 8.13 % |

In December 2024 and 2023, the Company modified an existing operating lease to add one year to the original lease term. The modification resulted in an increase in the related right-of-use asset and corresponding lease liability of $3.4 million in 2024 and $2.4 million in 2023.

In February 2024, an existing operating lease was modified due to a reduction of square footage at one of the Company's offices. The result of this modification was an increase in the related right-of-use asset of $2.1 million, an increase in the corresponding lease liability of $1.4 million, and a noncash gain of $0.7 million recorded as a reduction of the lease cost within cost of revenue and operating expenses. In connection with the lease modification, the Company also recorded a loss on disposal of assets of $0.8 million which is included in other income, net in the Consolidated Statements of Comprehensive Loss.

In January 2023 and 2022, an existing operating lease was modified due to a change in future payments. The result of the 2023 modification was a decrease in the related right-of-use asset and corresponding lease liability of $1.0 million and the result of the 2022 modification was a decrease in the related right-of-use asset and corresponding lease liability of $2.7 million.

As of December 31, 2024, maturities of lease liabilities were as follows (in thousands):

| Year Ending December 31, | Amount |
|---|---|
| 2025 | $ 7,827 |
| 2026 | 3,900 |
| 2027 | 3,808 |
| 2028 | 3,861 |
| 2029 | 3,913 |
| Thereafter | 14,486 |
| Total operating lease payments | 37,795 |
| Less: Imputed interest | (7,698) |
| Total operating lease liabilities | $ 30,097 |

## 8. Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the years ended December 31, 2024 and 2023, was as follows (in thousands):

| | |
|---|---|
| Balance as of December 31, 2022 | $ 107,561 |
| Foreign currency translation adjustments | 299 |
| Balance as of December 31, 2023 | 107,860 |
| Foreign currency translation adjustments | (582) |
| Balance as of December 31, 2024 | $ 107,278 |

The goodwill balance related to PROS France is denominated in Euros and the goodwill balance related to PROS Travel Commerce, Inc. (formerly Vayant Travel Technologies, Inc.), Pros Travel Retail SAS (formerly Travelaer SAS) and EveryMundo is denominated in U.S. dollars.

Intangible assets consisted of the following as of December 31, (in thousands):

| | Weighted average useful life (years) | December 31, 2024 | | |
|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization* | Net Carrying Amount |
| Developed technology | 6 | $ 41,861 | $ 37,055 | $ 4,806 |
| Maintenance relationships | 8 | 3,327 | 3,327 | — |
| Customer relationships | 5 | 17,880 | 16,933 | 947 |
| Trade name | 8 | 2,100 | 809 | 1,291 |
| Acquired technology | 2 | 1,925 | 1,925 | — |
| Total | | $ 67,093 | $ 60,049 | $ 7,044 |

*Cumulative foreign currency translation adjustments, reflecting movement in the currencies of the underlying entities, had an immaterial impact on intangible assets as of December 31, 2024.

| | Weighted average useful life (years) | December 31, 2023 | | |
|---|---|---|---|---|
| | | Gross Carrying Amount | Accumulated Amortization* | Net Carrying Amount |
| Developed technology | 6 | $ 42,394 | $ 34,314 | $ 8,080 |
| Maintenance relationships | 8 | 3,424 | 3,424 | — |
| Customer relationships | 5 | 17,926 | 15,881 | 2,045 |
| Trade name | 8 | 2,100 | 547 | 1,553 |
| Acquired technology | 2 | 1,925 | 1,925 | — |
| Total | | $ 67,769 | $ 56,091 | $ 11,678 |

*Cumulative foreign currency translation adjustments, reflecting movement in the currencies of the underlying entities, had an immaterial impact on intangible assets as of December 31, 2023.

Intangible asset amortization expense for the years ended December 31, 2024, 2023 and 2022 was $4.6 million, $6.2 million and $9.8 million, respectively. As of December 31, 2024, the expected future amortization expense for the acquired intangible assets for each of the five succeeding years and thereafter was as follows (in thousands):

| Year Ending December 31, | | Amount |
|---|---|---|
| 2025 | $ | 3,736 |
| 2026 | | 2,533 |
| 2027 | | 263 |
| 2028 | | 263 |
| 2029 | | 249 |
| Thereafter | | — |
| Total amortization expense | $ | 7,044 |

## 9. Fair Value Measurements

The Company adopted fair value measurements guidance for financial and nonfinancial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

**Level 1**: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

**Level 2**: Quoted prices for similar assets or liabilities in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

**Level 3**: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A portion of the Company's existing cash and cash equivalents are invested in short-term interest-bearing obligations with original maturities less than 90 days, principally various types of treasury funds, money market funds and deposits in banks. The Company does not enter into investments for trading or speculative purposes.

At December 31, 2024 and 2023, the Company had approximately $149.5 million and $153.2 million, respectively, invested in treasury funds, money market funds, and interest-bearing deposits in banks. The fair value of those investments is determined based on quoted market prices, which represents level 1 in the fair value hierarchy as defined by Accounting Standard Codification ("ASC") 820, "*Fair Value Measurement and Disclosure*."

The fair value of the Company's Notes is classified in the level 2 hierarchy. *See Note 14 for further detail regarding the Notes.*

As of December 31, 2024 and 2023, the Company had $8.0 million of equity securities in privately held companies and a venture fund, which are included in other assets, noncurrent in the Consolidated Balance Sheets. These investments are accounted for at cost, less impairment and adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. The Company estimates the fair value of its equity investments by considering available information such as pricing in recent rounds of financing and any other readily available market data, which represents level 3 in the fair value hierarchy. An impairment charge to current earnings is recorded when the cost of the investment exceeds its fair value and if a qualitative assessment indicated that the investment is impaired.

During the fourth quarter of 2023 and the third quarter of 2022, the Company identified observable price changes related to an equity investment without a readily determinable fair value and recorded non-cash gains of $0.8 million and $3.3 million, respectively, in other income, net in the Consolidated Statements of Comprehensive Loss. During the fourth quarter of 2022, the Company identified an observable price change related to another equity investment. The change was determined to be a decrease in fair value below the carrying cost of the equity investment and the Company recorded an impairment loss of $2.0 million in other income, net in the Consolidated Statements of Comprehensive Loss. As of December 31, 2024 and 2023, the Company determined there were no impairments on its equity investments.

## 10. Deferred Revenue and Performance Obligations

### Deferred Revenue

For the years ended December 31, 2024 and 2023, the Company recognized approximately $119.7 million and $110.1 million, respectively, of revenue that was included in the deferred revenue balances at the beginning of the respective periods and primarily related to subscription services, maintenance and support, and other services.

### Performance Obligations

As of December 31, 2024, the Company expects to recognize approximately $475.7 million of revenue from remaining performance obligations. The Company expects to recognize revenue on approximately $246.7 million of these performance obligations over the next 12 months, with the balance recognized thereafter.

## 11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

| | | Year Ended December 31, | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Numerator: | | | |
| Net loss | $ (20,475) | $ (56,354) | $ (82,246) |
| Denominator: | | | |
| Weighted average shares (basic) | 47,116 | 46,155 | 45,269 |
| Dilutive effect of potential common shares | — | — | — |
| Weighted average shares (diluted) | 47,116 | 46,155 | 45,269 |
| Basic loss per share | $ (0.43) | $ (1.22) | $ (1.82) |
| Diluted loss per share | $ (0.43) | $ (1.22) | $ (1.82) |

Dilutive potential common shares consist of shares issuable upon the vesting of RSUs, MSUs and equity consideration. Potential common shares determined to be antidilutive and excluded from diluted weighted average shares outstanding were approximately 1.9 million, 1.5 million and 2.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. Potential common shares related to the Notes determined to be antidilutive and excluded from diluted weighted average shares outstanding were 6.5 million, 6.0 million and 5.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

## 12. Noncash Share-Based Compensation

### Employee Noncash Share-based Compensation Plans

2017 Stock Plan. The Company's 2017 Stock Plan provides for the issuance of awards to employees, officers, directors and certain other individuals providing services to the Company who are eligible to receive awards. In May 2023, the Company's stockholders approved an amendment to the 2017 Stock Plan increasing the aggregate amount of shares available for issuance to 10,550,000. The Company may provide these incentives through the grant of: (i) restricted stock awards; (ii) RSUs (time, performance and market-based); (iii) stock options; (iv) SARs; (v) phantom stock; and (vi) performance awards, such as MSUs.

As of December 31, 2024, the Company had outstanding equity awards to acquire 3,089,202 shares of its common stock held by the Company's employees, directors and consultants under the 2017 Stock Plan (assuming MSU performance at

100% of the MSUs initially granted), and inclusive of 2,650,495 RSUs and 438,707 MSUs. As of December 31, 2024, 3,232,207 shares remain available for grant under the 2017 Stock Plan. As of December 31, 2024, there were no options, SARs, restricted stock awards or phantom stock issued under the 2017 Stock Plan.

*Inducement awards.* In November 2021, the Company granted inducement awards in an aggregate amount of 332,004 shares in accordance with NYSE Rule 303A.08. These inducement awards were in the form of RSUs granted to certain new employees in connection with the acquisition of EveryMundo. As of December 31, 2024, the Company had 9,224 outstanding equity inducement awards (the inducement awards, together with the 2017 Stock Plan are referred to as the "Stock Plans").

Noncash share-based compensation expense for all noncash share-based payment awards granted is determined based on the grant date fair value of the award. The Company recognizes compensation expense, net of estimated forfeitures, which represents noncash share-based awards expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. Noncash share-based awards typically vest over four years. The Company estimates forfeiture rates based on its historical experience for grant years where the majority of the vesting terms have been satisfied. Changes in estimated forfeiture rates are recognized through a cumulative catch-up adjustment in the period of change and thus impact the amount of noncash share-based compensation expense to be recognized in future periods.

Noncash share-based compensation expense is allocated to expense categories on the Consolidated Statements of Comprehensive Loss. The following table summarizes noncash share-based compensation expense for the years ended December 31, 2024, 2023 and 2022 (in thousands).

|  | Year Ended December 31, | | |
|  | 2024 | 2023 | 2022 |
|---|---|---|---|
| Share-based compensation: | | | |
| Cost of revenue | $ 4,576 | $ 3,923 | $ 3,898 |
| Operating expenses: | | | |
| Selling and marketing | 9,209 | 11,834 | 12,360 |
| Research and development | 8,799 | 10,524 | 12,496 |
| General and administrative | 18,170 | 16,076 | 13,960 |
| Total included in operating expenses | 36,178 | 38,434 | 38,816 |
| Total share-based compensation expense | $ 40,754 | $ 42,357 | $ 42,714 |

At December 31, 2024, there were an estimated $71.5 million of total unrecognized compensation costs related to noncash share-based compensation arrangements. These costs will be recognized over a weighted average period of 2.6 years.

### RSUs (time-based)

The Company has granted time-based RSUs under the Stock Plans. Time-based RSUs granted to employees and consultants have historically vested in equal annual installments over a one to four-year period from the grant date. RSUs granted to employees and consultants since 2022 vest 25% after one year and in equal quarterly installments for the remaining term of the award which is typically three additional years. RSUs granted to independent directors vest upon the earlier of one year from the date of grant or the next annual meeting of stockholders.

The following table summarizes the Company's unvested time-based RSUs as of December 31, 2024, and changes during the year then ended (number of shares in thousands):

|  | Number of shares | Weighted average grant date fair value | Weighted average remaining contractual term (years) |
|---|---|---|---|
| Unvested at December 31, 2023 | 2,767 | $ 30.50 | |
| Granted | 1,618 | 32.61 | |
| Vested | (1,197) | 31.58 | |
| Forfeited | (528) | 31.14 | |
| Unvested at December 31, 2024 | 2,660 | $ 31.17 | 2.47 |

The weighted average grant-date fair value of the time-based RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $32.61, $25.82 and $30.03, respectively. The total fair value as of the respective vesting date of time-based RSUs vested during the years ended December 31, 2024, 2023 and 2022 was $36.7 million, $27.0 million and $24.6 million, respectively.

*MSUs*

In 2022, 2023 and 2024, the Company granted MSUs under the Stock Plans to certain executive employees. The MSUs are performance-based awards that vest based upon the Company's relative shareholder return. The actual number of MSUs that will be eligible to vest is based on the total shareholder return of the Company relative to the total shareholder return of the Index over the 3-year Performance Period. The 2022 MSUs will vest on January 31, 2025, the 2023 MSUs will vest on January 31, 2026 and the 2024 MSUs will vest on January 31, 2027. The MSUs maximum number of shares issuable upon vesting is 200% of the MSUs initially granted. The following table summarizes the Company's MSUs activity for the year ended December 31, 2024 (number of shares in thousands):

|  | Number of unvested awards | Weighted average grant date fair value | Weighted average remaining contractual term (years) |
|---|---|---|---|
| Unvested at December 31, 2023 | 358 | $ 38.21 | |
| Granted | 180 | 39.95 | |
| Vested | (30) | 50.05 | |
| Forfeited | (69) | 50.05 | |
| Expired | — | — | |
| Unvested at December 31, 2024 | 439 | $ 36.25 | 1.23 |

The total fair value as of the respective vesting date of the MSUs vested during the years ended December 31, 2024, 2023 and 2022 was $1.0 million, zero and zero, respectively.

The Company estimates the fair value of MSUs on the date of grant using a Monte Carlo simulation model. The determination of the fair value of the MSUs is affected by the Company's stock price and a number of assumptions including the expected volatilities of the Company's stock and the Index, its risk-free interest rate and expected dividends. The Company's expected volatility at the date of grant was based on the historical volatilities of the Company and the Index over the Performance Period. The Company did not estimate a forfeiture rate for the MSUs due to the limited size, the vesting period and nature of the grantee population. Significant weighted average assumptions used in the Monte Carlo simulation model for MSUs granted during the years ended December 31, 2024, 2023 and 2022 are as follows:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2024 | 2023 | 2022 |
| Volatility | 51.24% | 63.26% | 54.50% |
| Risk-free interest rate | 4.14% | 3.76% | 1.20% |
| Expected award life in years | 2.90 | 2.97 | 2.97 |
| Dividend yield | —% | —% | —% |

*Employee Stock Purchase Plan*

The Company's Employee Stock Purchase Plan ("ESPP") provides for eligible employees to purchase shares on an after-tax basis in an amount between 1% and 10% of their annual pay: (i) on June 30 of each year at a 15% discount of the fair market value of the Company's common stock on January 1 or June 30, whichever is lower, and (ii) on December 31 of each year at a 15% discount of the fair market value of the Company's common stock on July 1 or December 31, whichever is lower. An employee may not purchase more than $5,000 in either of the six-month measurement periods described above or more than $10,000 annually. In May 2021, the Company's stockholders approved an amendment to the ESPP increasing the aggregate amount of shares available for issuance under the ESPP to 1,000,000. During the year ended December 31, 2024, the Company issued 83,706 shares under the ESPP. As of December 31, 2024, 199,411 shares remain authorized and available for issuance under the ESPP. As of December 31, 2024, the Company held approximately $1.0 million on behalf of employees for future purchases under the ESPP, and this amount was recorded in accrued liabilities in the Company's Consolidated Balance Sheet.

**13. Income Taxes**

The income tax provision consisted of the following for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | | Year Ended December 31, | | | | |
| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Current: | | | | | | |
| Federal | $ | — | $ | — | $ | — |
| State and Foreign | | 1,314 | | 933 | | 932 |
| | | 1,314 | | 933 | | 932 |
| Deferred: | | | | | | |
| Federal | | — | | — | | — |
| State | | — | | — | | — |
| Income tax provision | $ | 1,314 | $ | 933 | $ | 932 |

The differences between the effective tax rates reflected in the total provision for income taxes and the U.S. federal statutory rate of 21% for the years ended December 31, 2024, 2023 and 2022, respectively, were as follows (in thousands):

| | | Year Ended December 31, | | | | |
| | | 2024 | | 2023 | | 2022 |
|---|---|---|---|---|---|---|
| Provision at the U.S. federal statutory rate | $ | (4,024) | $ | (11,639) | $ | (17,076) |
| Increase (decrease) resulting from: | | | | | | |
| Nondeductible expenses | | 1,059 | | 622 | | 215 |
| Statutory to GAAP income adjustment | | (34) | | 28 | | 238 |
| Noncash share-based compensation | | 2,225 | | 3,221 | | 3,971 |
| Other | | 275 | | 117 | | (64) |
| Foreign withholding taxes | | 792 | | 705 | | 506 |
| Cancellation of debt income | | — | | 2,272 | | — |
| Incremental benefits for tax credits | | (1,776) | | (1,599) | | (1,976) |
| Change in tax rate/income subject to lower tax rates | | (61) | | 3,208 | | (865) |
| Change related to prior tax years | | (751) | | (774) | | (662) |
| Change in valuation allowance | | 3,609 | | 4,772 | | 16,645 |
| Income tax provision | $ | 1,314 | $ | 933 | $ | 932 |

The Company's effective tax rate was (7)%, (2)% and (1)% for the years ended December 31, 2024, 2023 and 2022, respectively.

The tax effects of temporary differences and other tax attributes that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

| | Year Ended December 31, | |
| | 2024 | 2023 |
|---|---|---|
| Noncurrent deferred taxes: | | |
| Property and equipment | $ (374) | $ (869) |
| Noncash share-based compensation | 2,729 | 3,363 |
| Disallowed interest expense | 4,961 | 7,347 |
| Amortization | 1,345 | 1,850 |
| Operating lease right-of-use assets | (8,821) | (8,818) |
| Operating lease liabilities | 11,830 | 12,312 |
| R&E tax credit carryforwards | 20,060 | 18,461 |
| Capitalized research and development expenses | 32,642 | 22,575 |
| Deferred revenue | 1,240 | 849 |
| Federal Net Operating Losses ("NOLs") | 83,875 | 90,964 |
| State NOLs | 2,244 | 2,267 |
| State R&E tax credits | 4,157 | 4,157 |
| Foreign NOLs | 17,184 | 15,132 |
| Foreign tax credit carryforward | 1,600 | 2,033 |
| Other | (2,659) | (3,814) |
| Total noncurrent deferred tax assets | 172,013 | 167,809 |
| Less: Valuation allowance | (171,832) | (167,632) |
| Total net deferred tax asset | $ 181 | $ 177 |

The net deferred tax asset is included in other assets, noncurrent in the accompanying Consolidated Balance Sheets.

The Company continues to record a valuation allowance against its U.S. federal, U.S. state, and France net deferred tax balances. This valuation allowance is evaluated periodically and will be reversed partially or in whole if business results and the economic environment have sufficiently improved to support realization of some or all of the Company's deferred tax assets. In performing the analysis throughout 2024, the Company determined there was no sufficient positive evidence to outweigh the current and historic negative evidence to determine that it was more likely than not that the deferred assets would not be realized. Therefore, the Company continues to have a valuation allowance against net deferred tax assets as of December 31, 2024 and 2023.

The U.S. federal net operating losses, R&E tax credit and U.S. foreign tax credit carryforward amount available to be used in future periods, taking into account the Internal Revenue Code Section 382 ("Section 382") annual limitation and current year losses, is approximately $399.4 million, $24.2 million and $1.6 million, respectively. The Company's net operating losses will begin to expire in 2034, R&E credits will begin to expire in 2031 and foreign tax credits began to expire in 2022. The U.S. net operating losses generated after January 1, 2018 have no expiration. Also included in foreign net operating losses are $68.7 million of French carryforwards which have no expiration.

The Company has federal and state net operating loss carryforwards related to current and prior year operations and acquisitions. Section 382 places certain limitations on the annual amount of U.S. net operating loss carryforwards that can be utilized when a change of ownership occurs. The Company believes the past acquisitions were changes in ownership pursuant to Section 382, however, the federal acquired net operating losses are not subject to limitations. According to French tax law, the net operating loss carryforwards are not subject to ownership change limitations.

Undistributed earnings of the Company's foreign subsidiaries are considered permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes or non-U.S. withholding taxes has been provided thereon. The cumulative amount of positive undistributed earnings of the Company's non-U.S. subsidiaries, if any, was minimal for the years ended December 31, 2024 and 2023. The Company is presently investing in international operations located in Europe, North America, United Arab Emirates, Australia, Hong Kong and Singapore. The Company is funding the working capital needs of its foreign operations through its U.S. operations. In the future, the Company plans to utilize its foreign undistributed earnings, as well as continued funding from its U.S. operations, to support its continued foreign investment.

For the years ended December 31, 2024, 2023 and 2022, the Company had no balance in its reserve for unrecognized tax benefits. The Company continually monitors tax positions and will evaluate if any new positions need to be added during the next twelve months.

The Company has received notification of a U.S. income tax audit for the calendar year 2022. The Company is currently under an income tax audit in Bulgaria for the calendar year 2018. No material taxes are expected to arise from the audits. The Company files tax returns in the U.S. and various foreign jurisdictions. The Company may be subject to U.S. federal income tax examination for the calendar years 2014 through 2023, France tax examination for the calendar years 2022 through 2024, and state and foreign income tax examination for various years depending on the statute of limitation of those jurisdictions.

## 14. Convertible Senior Notes

The Company issued $143.8 million principal amount of the 2024 Notes in May 2019 and $150.0 million principal amount of the 2027 Notes in September 2020. The 2024 Notes matured on May 15, 2024 and the Company repaid the outstanding principal balance of $21.7 million during the second quarter of 2024. The 2027 Notes mature on September 15, 2027, unless redeemed or converted in accordance with their terms prior to such date.

The interest rate for the 2024 Notes was fixed at 1% per annum and interest was payable semiannually in arrears on May 15 and November 15 of each year, commencing on November 15, 2019. The interest rate for the 2027 Notes is fixed at 2.25% per annum and interest is payable semiannually in arrears in cash on March 15 and September 15 of each year, beginning on March 15, 2021.

Each $1,000 of principal of the 2024 Notes was initially to be convertible into 15.1394 shares of the Company's common stock, which was equivalent to an initial conversion price of approximately $66.05 per share. Each $1,000 of principal of the 2027 Notes will initially be convertible into 23.9137 shares of the Company's common stock, which is equivalent to an initial conversion price of approximately $41.82 per share. The initial conversion price for each of the Notes is subject to adjustment upon the occurrence of certain specified events.

The Notes are each general unsecured obligations and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the Notes, rank equally in right of payment with all of the Company's existing and future liabilities that are not so subordinated, are effectively junior to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries (including trade payables but excluding intercompany obligations owed to the Company or its subsidiaries).

On or after February 15, 2024 and June 15, 2027, respectively, to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2024 and 2027 Notes, respectively, regardless of the contingent conversion conditions described herein. Upon conversion, the Company will pay or deliver cash, shares of its common stock or a combination of cash and shares of its common stock, at its election, as described in the indenture governing the 2024 and 2027 Notes.

Holders may convert their 2024 and 2027 Notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2024 and June 15, 2027, respectively, only under the following circumstances:

- during the five consecutive business day period immediately following any five consecutive trading day period (the "Measurement Period") in which the trading price per 2024 and 2027 Note, respectively, for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such day;
- during any calendar quarter commencing after the calendar quarter ending on June 30, 2019 and December 31, 2020, respectively, if the last reported sale price of the common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or

- upon the occurrence of specified corporate events.

If a fundamental change (as defined in the relevant indenture governing the applicable series of Notes) occurs prior to the maturity date, holders of each of the Notes may require the Company to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount at maturity of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

On August 23, 2023, the Company entered into legally binding exchange agreements with a limited number of existing holders of the 2024 Notes to exchange approximately $122.0 million aggregate principal amount of the existing 2024 Notes for a principal amount of the 2027 Notes at an exchange ratio to be determined based on the daily volume-weighted average trading price of the Company's common stock over a thirty-day trading period beginning August 24, 2023 (such exchange transactions, the "Exchange").

Although the Exchange was not completed until October 10, 2023, the Company determined that, from an accounting perspective, the Exchange was a legally binding restructuring of the debt that represented a substantial modification of the terms of the 2024 Notes subject to the Exchange, and therefore was required to be accounted for as an extinguishment transaction in August 2023. The Company derecognized the portion of the carrying value of the 2024 Notes to be exchanged and recorded the new debt resulting from the substantial modification of terms at fair value as of August 23, 2023, which was approximately $123.3 million, and recorded a $1.8 million loss on debt extinguishment in the third quarter of 2023. The loss on debt extinguishment was included in other income, net in the Consolidated Statements of Comprehensive Loss.

The Company concluded that the variability in the principal amount of the 2027 Notes to be issued in connection with the Exchange due to changes in stock price was a feature embedded in the restructured debt that was required to be accounted for as an embedded derivative and remeasured to fair value until settlement. This feature was recorded in convertible debt, net, with an initial value at the time of the transaction equal to zero, and subsequently remeasured at settlement with a fair value of $3.9 million. At settlement and for the year ended December 31, 2023, the Company recorded a derivative loss of $3.9 million which is included in other income, net in the Consolidated Statements of Comprehensive Loss. The estimated fair value was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the Company's stock price, interest rates and the value of the 2027 Notes, which represent level 2 in the fair value hierarchy.

On October 10, 2023, the Company settled the exchange agreements for the exchange of $122.0 million aggregate principal amount of its outstanding 2024 Notes for newly issued $116.8 million aggregate principal amount of its outstanding 2027 Notes. Following the settlement of the Exchange, $21.7 million in aggregate principal amount of the 2024 Notes and $266.8 million in aggregate principal amount of the 2027 Notes remained outstanding with terms unchanged as of December 31, 2023. The 2027 Notes issued in the Exchange constitute a further issuance of, and form a single series and will be fungible with, the existing 2027 Notes. The effective interest rate related to the amortization of the premium on the 2027 Notes issued in the Exchange was 2.14%. The Company incurred debt issuance costs of $2.2 million related to the Exchange which was recorded in convertible debt, net during the year ended December 31, 2023.

As of December 31, 2024, the 2027 Notes are not yet convertible, and their remaining life is approximately 33 months.

As of December 31, 2024 and 2023, the fair value of the principal amount of the Notes was $250.5 million and $320.5 million, respectively. The estimated fair value was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the Company's stock price and interest rates, which represents level 2 in the fair value hierarchy.

The Notes consist of the following (in thousands):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Principal | $ 266,816 | $ 288,529 |
| Debt premium, net of amortization | 7,092 | 9,776 |
| Debt issuance costs, net of amortization | (3,111) | (4,313) |
| Net carrying amount | $ 270,797 | $ 293,992 |

The following table sets forth total interest expense recognized related to the Notes (in thousands):

| | Year Ended December 31, | | |
| | 2024 | 2023 | 2022 |
|---|---:|---:|---:|
| Coupon | $ 6,078 | $ 5,145 | $ 4,813 |
| Amortization of debt issuance costs | 1,202 | 1,349 | 1,491 |
| Amortization of debt premium | (2,684) | (612) | — |
| Total | $ 4,596 | $ 5,882 | $ 6,304 |

### *Capped Call Transactions*

In May 2019 and in September 2020, in connection with the offering of the 2024 and 2027 Notes, respectively, the Company entered into privately negotiated capped call transactions (collectively, the "Capped Call") with certain option counterparties. The Capped Call transactions cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock initially underlying the Notes, at a strike price that corresponds to the initial conversion price of the Notes, also subject to adjustment, and are exercisable upon conversion of the Notes. The Capped Call transactions are intended to reduce potential dilution to the Company's common stock and/or offset any cash payments the Company will be required to make in excess of the principal amounts upon any conversion of Notes, and to effectively increase the overall conversion price of the 2024 Notes from $66.05 to $101.62 per share and for the 2027 Notes from $41.82 to $78.90 per share. As the Capped Call transactions meet certain accounting criteria, they are recorded in stockholders' (deficit) equity and are not accounted for as derivatives. The cost of the Capped Call was $16.4 million and $25.3 million for the 2024 and 2027 Notes, respectively, and was recorded as part of additional paid-in capital. On May 15, 2024, the 2024 Notes matured and the Capped Call associated with the 2024 Notes expired unexercised. The expiration of the 2024 Notes Capped Call did not have an impact on the Consolidated Financial Statements.

In August 2023, in connection with the Exchange, the Company entered into additional capped call transactions (the "Additional Capped Call") with certain option counterparties. The Company agreed to pay a premium to the option counterparties for the Additional Capped Call for an amount to be determined based on the volume-weighted average trading price of the Company's common stock over a thirty-day reference period beginning August 24, 2023. The conversion price of the Additional Capped Call is the same as the 2027 Notes Capped Call above. Initial funding of the Additional Capped Call occurred in the third quarter of 2023. The Additional Capped Call had a deferred premium component indexed to the Company's stock price and required to be settled in cash, and therefore the Additional Capped Call was a derivative instrument that, at inception, did not meet the qualifications for equity classification. On October 10, 2023, the Company settled the deferred premium on the Additional Capped Call resulting in a final value of $22.2 million. As a result of the final remeasurement of the derivative asset, the Company recorded a derivative loss of $0.6 million for the year ended December 31, 2023, which was included in other income, net in the Consolidated Statements of Comprehensive Loss. Once the deferred premium was settled, the instrument met the requirements for equity classification and the Company reclassified the Additional Capped Call to additional paid-in capital on the Consolidated Balance Sheet.

## 15. Credit Facility

On July 21, 2023, the Company, through its wholly owned subsidiary PROS, Inc., entered into a three-year secured credit agreement ("Credit Agreement") with the lenders from time to time party thereto and Texas Capital Bank as administrative agent for the lenders party thereto. The Credit Agreement provides for a revolving line of credit of up to $50.0 million, with interest paid monthly, at a rate per annum equal to the 30-day secured overnight financing rate ("SOFR") plus a 0.10% per annum SOFR adjustment plus an applicable margin of 4.25%. Borrowings under the Credit Agreement are collateralized by a first priority interest in and lien on all of the Company's material assets.

The Credit Agreement contains affirmative and negative covenants, including covenants which restrict the ability of the Company to, among other things, create liens, incur additional indebtedness and engage in certain other transactions, in each case subject to certain exclusions. In addition, the Credit Agreement contains certain financial covenants which become effective in the event the Company's liquidity (as defined in the Credit Agreement) falls below a certain level. The Credit Agreement also has a depository condition which requires the Company to maintain a cash balance of at least $10.0 million with the administrative agent throughout the term of the Credit Agreement. This amount has been included in restricted cash in the Consolidated Balance Sheets. As of December 31, 2024, the Company was in compliance with all financial covenants and the depository condition in the Credit Agreement.

As of December 31, 2024 and 2023, $0.4 million and $0.7 million, respectively, of unamortized debt issuance costs related to the Credit Agreement are included in prepaid and other current assets and other assets, noncurrent in the Consolidated Balance Sheets. For the years ended December 31, 2024 and 2023, the Company recorded $0.3 million and $0.1 million, respectively, of amortization of debt issuance costs which are included in other income, net in the Consolidated Statements of Comprehensive Loss. As of December 31, 2024, the Company had no outstanding borrowings under the Credit Agreement.

## 16. Commitments and Contingencies

### *Litigation*

The Company is involved in various legal proceedings, claims and litigation which arise in the ordinary course of the business. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company is not currently involved in any outstanding litigation that it believes, individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or cash flows.

### *Purchase Commitments*

The purchase commitments consist of agreements to purchase goods and services entered into the ordinary course of business, mainly related to infrastructure platforms, business technology software and support, and other services. The following table summarizes the non-cancelable unconditional purchase commitments for each of the next five years and thereafter as of December 31, 2024 (in thousands). The table below includes a multi-year contract with an obligation to spend $98.5 million by November 2026. The timing of the related payments presented below is based on management's estimate as to when those contractual commitments will be satisfied.

| Year Ending December 31, | | Amount |
|---|---|---|
| 2025 | $ | 50,846 |
| 2026 | | 54,585 |
| 2027 | | 1,392 |
| 2028 | | 1,482 |
| 2029 | | 1,226 |
| Thereafter | | — |
| Total | $ | 109,531 |

### *Indemnification*

The Company's software agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software solutions infringe a third party's intellectual property rights. To date, the Company has not incurred any losses as a result of such indemnifications and has not accrued any liabilities related to such obligations in the Company's Consolidated Financial Statements.

## 17. Segment and Geographic Information

The Company operates as one operating and reportable segment. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM uses consolidated net loss to measure segment profit or loss, assess financial performance, and allocate resources. Net loss is used by the CODM to evaluate budget vs. actual results. In addition, the CODM reviews and utilizes functional expenses (cost of subscription revenues, cost of maintenance and support revenues, cost of services revenue, selling and marketing, research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items comprise all other lines included in consolidated net loss reflected in the Consolidated Statements of Comprehensive Loss. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

*Revenue and Long-Lived Assets by Geography*

The Company presents financial information on a consolidated basis and does not assess the profitability of its geographic regions. Accordingly, the Company does not attempt to comprehensively assign or allocate costs to these regions and does not produce reports for, or measure the performance of, its geographic regions based on any asset-based metrics. The Company's long-lived assets are located primarily in the U.S.

International revenue for the years ended December 31, 2024, 2023 and 2022, amounted to approximately $216.9 million, $196.7 million and $177.8 million, respectively, representing 66%, 65% and 64%, respectively, of annual revenue.

The following geographic information is presented for the years ended December 31, 2024, 2023 and 2022 (in thousands). The Company categorizes geographic revenues based on the location of the customer's headquarters.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
| | Revenue | Percent | Revenue | Percent | Revenue | Percent |
|---|---|---|---|---|---|---|
| The Americas: | | | | | | |
| United States of America | $ 113,508 | 34 % | $ 107,004 | 35 % | $ 98,361 | 36 % |
| Other | 32,787 | 10 % | 27,239 | 9 % | 25,137 | 9 % |
| Subtotal | 146,295 | 44 % | 134,243 | 44 % | 123,498 | 45 % |
| Germany | 33,698 | 10 % | 27,574 | 9 % | 26,202 | 9 % |
| The rest of Europe | 69,288 | 21 % | 71,896 | 24 % | 57,283 | 21 % |
| Asia Pacific | 43,794 | 13 % | 39,454 | 13 % | 41,055 | 15 % |
| The Middle East | 34,816 | 11 % | 28,040 | 9 % | 26,395 | 9 % |
| Africa | 2,481 | 1 % | 2,501 | 1 % | 1,704 | 1 % |
| Total revenue | $ 330,372 | 100 % | $ 303,708 | 100 % | $ 276,137 | 100 % |

## 18. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade accounts receivable. The Company's deposits exceed federally insured limits. For the year ended December 31, 2024, no customer accounted for 10% or more of trade accounts receivables. For the years ended December 31, 2024, 2023 and 2022, no single customer accounted for 10% or more of revenue.

## 19. Related-Party Transactions

The Company currently has employment agreements with its executive officers. In the event of termination of employment other than for cause, the employment agreements provide separation benefits, including twelve to eighteen months of salary, as well as the vesting of certain equity awards.

## 20. Employee Retirement Savings Plan

The Company has a 401(k) savings plan for all eligible employees in the United States. Historically, the Company's matching contribution has been 50% of the first 8% of employee contributions, and the Company may also make discretionary contributions. In April 2023, the Company's matching contribution changed to 50% of the first 4% of employee contributions only for the duration of the year ended December 31, 2023. Matching contributions by the Company in 2024, 2023 and 2022 totaled approximately $3.5 million, $2.7 million and $3.9 million, respectively.

## 21. Severance and Other Related Costs

In October 2022, the Company reprioritized its investments to focus on supporting key growth areas of its business. As a result of this reprioritization, the Company incurred approximately $4.0 million of severance, employee benefits, outplacement and related costs in the fourth quarter of 2022. These costs were recorded primarily as operating expenses in the Consolidated Statements of Comprehensive Loss, mainly research and development, and sales and marketing. During the quarter ended December 31, 2022, cash payments of $3.1 million were recorded for the incurred costs.

In the first quarter of 2023, the Company made certain organizational changes and incurred approximately $3.6 million of severance, employee benefits, outplacement and related costs. These costs were recorded primarily as operating expenses in the Consolidated Statements of Comprehensive Loss, mainly research and development, and sales and marketing. During the year ended December 31, 2023, cash payments of $4.1 million were recorded for the incurred severance costs. As of December 31, 2023, all severance and other related costs were fully paid.

**22. Other Income, Net**

Other income, net consisted of the following (in thousands):

|  | Year Ended December 31, | | |
|  | 2024 | 2023 | 2022 |
|---|---|---|---|
| Interest income (expense), net | $ 6,220 | $ 7,728 | $ 2,333 |
| Foreign currency (loss) gain, net | (1,329) | (1,124) | (613) |
| Gain/(loss) on equity investments, net (2) | — | 828 | 1,308 |
| Loss on derivatives (1) | — | (4,489) | — |
| Loss on debt extinguishment (1) | — | (1,779) | — |
| Other (3) | (434) | (101) | 56 |
| Total other income, net | $ 4,457 | $ 1,063 | $ 3,084 |

(1) Losses were recognized in connection with the Notes Exchange, see Note 14.
(2) See Note 9 for additional detail on the gain (loss) on equity investments, net.
(3) Includes loss on disposal of assets of $0.8 million related to a lease modification in the first quarter of 2024, see Note 7.

**Schedule II**
**Valuation and Qualifying Accounts**

| | Balance at beginning of period | | Additions charged to costs and expenses | | Deductions (1) | | Other (2) | | Balance at end of period |
|---|---|---|---|---|---|---|---|---|---|
| **Allowance for credit losses** | | | | | | | | | |
| 2024 | $ | 574 | $ | 452 | $ | (104) | $ | — | $ | 922 |
| 2023 | $ | 609 | $ | 114 | $ | (149) | $ | — | $ | 574 |
| 2022 | $ | 1,206 | $ | 552 | $ | (1,149) | $ | — | $ | 609 |
| **Valuation allowance** | | | | | | | | | |
| 2024 | $ | 167,632 | $ | 3,609 | $ | — | $ | 591 | $ | 171,832 |
| 2023 | $ | 165,671 | $ | 4,772 | $ | — | $ | (2,811) | $ | 167,632 |
| 2022 | $ | 146,832 | $ | 16,645 | $ | — | $ | 2,194 | $ | 165,671 |

(1) Deductions column represents the reversal of additions previously charged to costs and expenses and uncollectible accounts written off, net of recoveries.
(2) Other column represents the cumulative translation adjustment impact on the allowance.

## Exhibit Index

| Exhibit No. | Description | Provided Herewith | Form | Filing Date |
|---|---|:---:|---|---|
| | | | **Incorporated by Reference** | |
| 3.1 | Amended and Restated Certificate of Incorporation. | | S-1/A | 6/15/2007 |
| 3.2 | Amended and Restated Bylaws. | | 8-K | 4/29/2020 |
| 4.1 | Specimen certificate for shares of common stock. | | S-1/A | 6/11/2007 |
| 4.2 | Indenture, dated May 7, 2019 between Registrant and Wilmington Trust, National Association, as trustee. | | 8-K | 5/7/2019 |
| 4.3 | Global Note, dated May 7, 2019 between Registrant and Wilmington Trust, National Association, as trustee. | | 8-K | 5/7/2019 |
| 4.4 | Indenture, dated September 15, 2020 between Registrant and Wilmington Trust, National Association, as trustee. | | 8-K | 9/16/2020 |
| 4.5 | Global Note, dated September 15, 2020 between Registrant and Wilmington Trust, National Association, as trustee. | | 8-K | 9/16/2020 |
| 4.6 | Form of 2.250% Convertible Senior Notes due 2027 | | 8-K | 10/10/2023 |
| 4.7 | Description of Registered Securities. | | 10-K | 2/19/2020 |
| 4.8 | Credit Agreement dated as of July 21, 2023 between Registrant, the guarantors, and Texas Capital Bank, as administrative agent (certain information redacted). | | 8-K | 7/21/2023 |
| 10.1+ | Amended and Restated 2017 Equity Incentive Plan, as amended. | | DEF-14A | 3/31/2023 |
| 10.2+ | Form of Notice of Grant of Market Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2021). | | 10-K | 2/12/2021 |
| 10.3+ | Form of Notice of Grant of Market Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2025). | X | | |
| 10.4+ | Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan. | | 10-Q | 8/3/2017 |
| 10.5+ | Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2021). | | 10-K | 2/12/2021 |
| 10.6+ | Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2022) | | 10-K | 2/18/2022 |
| 10.7+ | Form of Notice of Grant of Restricted Stock Units and Award Agreement under the 2017 Equity Incentive Plan (Form adopted in 2025). | X | | |
| 10.8+ | 2013 Employee Stock Purchase Plan, as amended. | | DEF-14A | 4/2/2021 |
| 10.9 | Office Lease Agreement, dated November 30, 2018, by and between PROS, Inc., and Thor Kirby 3 Group, LLC. | | 8-K | 12/4/2018 |
| 10.10+ | Second Amended and Restated Employment Agreement, dated December 3, 2018, by and between PROS, Inc., Registrant, and Andres D. Reiner. | | 8-K | 12/4/2018 |
| 10.11+ | Amended and Restated Employment Agreement, dated November 8, 2023, by and between PROS, Inc., Registrant, and Stefan B. Schulz. | | 10-K | 2/14/2024 |
| 10.12+ | Employment Agreement, dated April 18, 2024, by and between PROS, Inc., Registrant and Todd McNabb. | | 8-K | 4/18/2024 |
| 10.13+ | Form of Indemnification Agreement to be entered into among Registrant, its affiliates and its directors and officers. | | 10-K | 2/15/2017 |
| 10.14 | Form of Base Capped Call Confirmation. | | 8-K | 5/7/2019 |
| 10.15 | Form of Additional Capped Call Confirmation. | | 8-K | 5/7/2019 |
| 10.16 | Form of Base Capped Call Confirmation. | | 8-K | 9/16/2020 |

| 10.17 | Form of Additional Capped Call | | 8-K | 8/24/2023 |
|---|---|---|---|---|
| 19.1 | Insider Trading Policy | X | | |
| 21.1 | List of Subsidiaries. | X | | |
| 23.1 | Consent of PricewaterhouseCoopers LLP. | X | | |
| 24.1* | Power of Attorney. | X | | |
| 31.1 | Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a). | X | | |
| 31.2 | Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/ 15d-14(a). | X | | |
| 32.1** | Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350. | X | | |
| 97.1 | Policy for Recovery of Erroneously Awarded Incentive Compensation | | 10-K | 2/14/2024 |

| Exhibit No. | Description |
|---|---|
| 101.INS | XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

\* Reference is made to page F-35 of this Annual Report on Form 10-K.

\*\* This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, or otherwise subject to the liability of that Section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

\+ Indicates a management contract or compensatory plan or arrangement.

**Item 16.** *Form 10-K summary*

       Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Registrant has elected not to include such summary information.

**Signatures**

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 12, 2025.

PROS Holdings, Inc.

By: /s/ Andres Reiner

Andres Reiner

*President and Chief Executive Officer*

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of Andres Reiner and Stefan Schulz, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ Andres Reiner<br>Andres Reiner | President, Chief Executive Officer, and Director<br>(Principal Executive Officer) | February 12, 2025 |
| /s/ Stefan Schulz<br>Stefan Schulz | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) | February 12, 2025 |
| /s/ Scott Cook<br>Scott Cook | Senior Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) | February 12, 2025 |
| /s/ William Russell<br>William Russell | Chairman of the Board | February 12, 2025 |
| /s/ Jennifer Biry<br>Jennifer Biry | Director | February 12, 2025 |
| /s/ Raja Hammoud<br>Raja Hammoud | Director | February 12, 2025 |
| /s/ Leland T. Jourdan<br>Leland T. Jourdan | Director | February 12, 2025 |
| /s/ Catherine Lesjak<br>Catherine Lesjak | Director | February 12, 2025 |
| /s/ Greg B. Petersen<br>Greg B. Petersen | Director | February 12, 2025 |
| /s/ John Strosahl<br>John Strosahl | Director | February 12, 2025 |
| /s/ Timothy V. Williams<br>Timothy V. Williams | Director | February 12, 2025 |

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# CORPORATE INFORMATION



## EXECUTIVE OFFICERS

**Andres D. Reiner**
President, Chief Executive Officer and Director

**Stefan B. Schulz**
Executive Vice President and Chief Financial Officer

**Todd McNabb**
Chief Revenue Officer

## BOARD OF DIRECTORS

**William V. Russell** (2)(3)
Non-Executive Chairman

**Andres D. Reiner**
President, CEO and Director

Jennifer Biry (1)

Raja Hammoud (1)

Leland Jourdan (2)

Catherine Lesjak (1)(3)

Katie May

Greg Petersen (1)(2)

John Strosahl

William Russell (2)(3)

Tim Williams (1)(3)

1 Audit Committee

2 Compensation and leadership Development Committee

3 Nominating and Corporate Governance Committee

*Orange Designates Chairperson*

See additional listing of senior management at:  https://pros.com/about-pros/leadership-team/

# 2024 ANNUAL REPORT

About PROS

PROS Holdings, Inc. (NYSE: PRO) helps the world's leading companies outperform across the top and bottom line. Leveraging leadership in revenue and pricing science, the PROS Platform combines predictive AI, real-time analytics, and powerful automation to dynamically match offer to buyer and price to product, accelerating revenue growth and maximizing profit. With solutions spanning pricing, revenue management, offer marketing, and CPQ, PROS helps businesses optimize transactions across every channel.

Learn more at pros.com.

